12.


06018078

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Development Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01561 FISCAL YEAR 6-30-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 11/2/06

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



恒基兆業地產有限公司

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 12)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 12 December 2006 at 11:45 a.m. is set out in the Annual Report for the year ended 30 June 2006.

25 October 2006

CONTENTS

Page

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 12 December 2006 at 11:45 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Land Development Company Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	18 October 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Notice"	the notice convening the Annual General Meeting dated 25 October 2006 contained in the Company's annual report for the year ended 30 June 2006;
"Report of Directors"	the report of directors of the Company for the year ended 30 June 2006 contained in the Company's annual report for the year ended 30 June 2006;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$2.00 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors:
The Hon. Lo Tak Shing *(Vice Chairman)*
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Vincent Liang
(Alternate Director to The Hon. Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

25 October 2006

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 5 December 2005, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 99 of the Articles of Association, Mr. Alexander Au Siu Kee shall retire at the Annual General Meeting and, being eligible, has offered himself for re-election. Moreover, in accordance with Article 116 of the Articles of Association, Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. John Yip Ying Chee, Madam Fung Lee Woon King, Mr. Eddie Lau Yum Chuen and Mr. Leung Hay Man shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,814,580,000 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 181,458,000 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2006, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest	Lowest
		HK$	*HK$*
2005	October	39.45	34.10
	November	35.80	33.35
	December	38.00	34.05
2006	January	39.80	36.40
	February	42.60	37.80
	March	44.25	41.00
	April	46.30	43.35
	May	47.70	39.35
	June	41.30	36.40
	July	43.45	37.80
	August	44.50	41.30
	September	44.85	41.80

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 61.88% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 68.76%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Alexander Au Siu Kee, who shall retire at the Annual General Meeting in accordance with Article 99 of the Company's Articles of Association and being eligible, has offered himself for re-election. Save as disclosed hereinbelow, there are no other matters relating to his re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

AU Siu Kee, Alexander, *OBE, ACA, FCCA, FCPA, FCIB, FHKIB,* aged 59. Mr. Au has been an Executive Director and the Chief Financial Officer of the Company since 8 December 2005. A banker by profession, he was the chief executive officer of Hang Seng Bank Limited from October 1993 to March 1998 and of Oversea-Chinese Banking Corporation Limited in Singapore from September 1998 to April 2002. He was formerly a non-executive director of a number of leading companies including The Hongkong and Shanghai Banking Corporation Limited, MTR Corporation Limited and Hang Lung Group Limited. Currently Mr. Au is an independent non-executive director of Wheelock and Company Limited. He was an independent non-executive director of VXL Capital Limited before his resignation from that position on 18 February 2005. Within the Henderson Land group, he is a non-executive director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. He is also a director of various members of the Group. Save as disclosed herein, Mr. Au has not held any other directorships in listed public companies in the last three years. He is also a member of the Council of the Hong Kong University of Science and Technology. An accountant by training, Mr. Au is a Chartered Accountant as well as a Fellow of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

As at the Latest Practicable Date, Mr. Au had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006.

As at the Latest Practicable Date, Mr. Au was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$25,000 and other remuneration of approximately HK$3,841,000 from the Company.

The following are the biographical details of Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. John Yip Ying Chee, Madam Fung Lee Woon King, Mr. Eddie Lau Yum Chuen and Mr. Leung Hay Man, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election. Save as disclosed hereinbelow, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

Dr. LEE Shau Kee, *DBA (Hon), DSSc (Hon), LLD (Hon),* aged 77, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited, all of which are companies listed on the Stock Exchange. In addition, Dr. Lee is a director of Henderson China Holdings Limited and Henderson Cyber Limited (being listed companies in Hong Kong until their privatisation on 15 August 2005 and 12 December 2005 respectively). He is also a director of various members of the Group. Save as disclosed herein, Dr. Lee has not held any other directorships in listed public companies in the last three years. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Dr. Lee was taken to be interested in 1,122,938,300 shares in the Company (representing 61.88% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. He is a director of Cameron Enterprise Inc. (which has a 8% shareholding interest in the Company), Believegood Limited (substantial shareholder of the Company) and Henderson Development Limited (controlling shareholder of the Company) which have aggregate interests in 1,122,745,800 shares in the Company, representing 61.87% of the issued share capital of the Company.

As at the Latest Practicable Date, Dr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive director's fees of HK$130,000 and other remuneration of approximately HK$7,267,000 from the Group.

LAM Ko Yin, Colin, *BSc, ACIB, MBIM, FCILT,* aged 55, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 33 years' experience in banking and property development. Since October 2003, Mr. Lam has been a director of The University of Hong Kong Foundation for Educational Development and Research Limited. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. In addition, Mr. Lam is a director of Henderson China Holdings Limited and Henderson Cyber Limited (being listed companies in Hong Kong until their privatisation on 15 August 2005 and 12 December 2005 respectively). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lam has not held any other directorships in listed public companies in the last three years.

Mr. Lam was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lam had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of the Company. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lam had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. He is a director of Believegood Limited (substantial shareholder of the Company), Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited and Henderson Development Limited (controlling shareholders of the Company) which have aggregate interests in 1,122,938,300 shares in the Company, representing 61.88% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lam was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive director's fees of HK$130,000 and other remuneration of approximately HK$21,407,000 from the Group.

YIP Ying Chee, John, *LLB, FCIS,* aged 57, has been an Executive Director of the Company since 1997. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 25 years' experience in corporate finance, and corporate and investment management. Mr. Yip is a director of Henderson Cyber Limited (being a listed company in Hong Kong until its privatisation on 12 December 2005) and various members of the Group. Save as disclosed herein, Mr. Yip has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Yip had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Yip was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive a director's fee of HK$50,000 and other remuneration of approximately HK$15,754,000 from the Company.

FUNG LEE Woon King, aged 68, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development group, the Group and Henderson Investment Limited group. She is also a director of various members of the Group. Save as disclosed herein, Madam Fung has not held any other directorships in listed public companies in the last three years. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

As at the Latest Practicable Date, Madam Fung was taken to be interested in 1,000,000 shares in the Company (representing 0.06% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of her other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006. Madam Fung is a director of Cameron Enterprise Inc. (which has a 8% shareholding interest in the Company), Yamina Investment Limited, Believegood Limited and South Base Limited (substantial shareholders of the Company) as well as a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited and Henderson Development (controlling shareholders of the Company), which have aggregate interests in 1,122,938,300 shares in the Company, representing 61.88% of the issued share capital of the Company.

Madam Fung was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Madam Fung had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of the Company. The affairs of Smartie Food had been completely wound up in December 1995.

In 2001, Madam Fung was fined a total of HK$20,000 and ordered to pay costs of HK$5,693 by a Magistrate to the Securities and Futures Commission by the Western Magistrates Court under the repealed Securities (Disclosure of Interests) Ordinance for her late reporting to the Stock Exchange in respect of her disposals in shares of The Hong Kong and China Gas Company Limited, an "associated corporation" of the Company as it fell within the meaning of that term under the relevant legislation. Such late reporting was due to mere inadvertence.

As at the Latest Practicable Date, Madam Fung was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. She has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to her shall be subject to Shareholders' approval at general meetings. Her other remuneration, if any, shall from time to time be determined by the Board with reference to her duties and responsibilities. For the year ended 30 June 2006, she was entitled to receive a director's fee of HK$50,000 and other remuneration of approximately HK$5,567,000 from the Company.

LAU Yum Chuen, Eddie, aged 60, has been an Executive Director of the Company since 1987. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lau has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Lau had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Lau was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive director's fees of HK$70,000 from the Group.

LEUNG Hay Man, *FRICS, FCIArb, FHKIS,* aged 72, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in September 2004. He is a Chartered Surveyor. Mr. Leung is a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited. He is also a director of various members of the Group. Save as disclosed herein, Mr. Leung has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Leung had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Report of Directors of the Company for the year ended 30 June 2006.

As at the Latest Practicable Date, Mr. Leung was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30 June 2006, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$430,000 from the Group.

梁希文先生，72歲，自一九八一年出任本公司董事及於二零零四年九月調職非執行董事。梁先生為特許測計師，亦為恒基兆業發展有限公司、香港小輪（集團）有限公司及香港中華煤氣有限公司之董事。彼亦為多間本集團成員公司之董事。除於此披露者外，梁先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，梁先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。梁先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。

於最後實際可行日期，梁先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。梁先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本集團董事袍金港幣70,000元及其他薪酬港幣430,000元。

於一九八九年六月至一九九四年四月期間，馮女士為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。馮女士於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於二零零一年，西區裁判法院裁判官就馮女士延遲向聯交所申報彼出售香港中華煤氣有限公司(根據相關法例之定義，為本公司之「聯繫公司」)股份一事，根據已廢除之證券(披露權益)條例判處馮女士罰款總數港幣20,000元，並須向證券及期貨事務監察委員會繳交港幣5,693元的調查費用。上述延遲申報純屬一時疏忽。

於最後實際可行日期，馮女士之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。馮女士所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣50,000元及其他薪酬約港幣5,567,000元。

劉壬泉先生，60歲，自一九八七年出任本公司執行董事，具有超過三十五年銀行、財務及投資經驗。劉先生亦為恒基兆業發展有限公司之執行董事及香港小輪(集團)有限公司及美麗華酒店企業有限公司之董事。彼亦為多間本集團成員公司之董事。除於此披露者外，劉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，劉先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，劉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。劉先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本集團董事袍金港幣70,000元。

葉盈枝先生，57歲，自一九九七年出任本公司執行董事。彼畢業於香港大學及倫敦經濟學院，並為律師及執業會計師。葉先生具有超過二十五年之公司財務，企業及投資管理經驗。此外，葉先生亦為恒基數碼科技有限公司(二零零五年十二月十二日私有化前乃一間在香港上市之公司)及多間本集團成員公司之董事。除於此披露者外，葉先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，葉先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，葉先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。葉先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣50,000元及其他薪酬約港幣15,754,000元。

馮李煥琼女士，68歲，自一九七六年出任本公司執行董事。馮女士於一九七四年加入本公司之母公司恒基兆業有限公司(「恒兆」)任職司庫，並自一九七九年出任恒兆執行董事。馮女士現為恒兆集團、本集團及恒基兆業發展有限公司集團之總司庫。彼亦為多間本集團成員公司之董事。除於此披露者外，馮女士於過往三年並無出任任何其他上市公司之董事。馮女士為李兆基博士及李達民先生之胞妹。

於最後實際可行日期，馮女士被視為持有根據證券及期貨條例第XV部定義之本公司1,000,000股之股份權益，佔本公司已發行股本0.06%。馮女士持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司8%股份權益之Cameron Enterprise Inc.、本公司主要股東Yamina Investment Limited、Believegood Limited及South Base Limited及本公司控股股東Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited及恒兆合共持有本公司1,122,938,300股，佔本公司已發行股本61.88%，而馮女士為該等公司之董事。

林高演先生，55歲，於一九八二年加入本公司，並自一九八五年出任本公司執行董事及自一九九三年出任副主席。林先生持有香港大學理學士(榮譽)學位，具有超過三十三年銀行及物業發展經驗。林先生自二零零三年十月出任香港大學教研發展基金董事。林先生亦為香港小輪(集團)有限公司主席、恒基兆業發展有限公司副主席、香港中華煤氣有限公司及美麗華酒店企業有限公司之董事，而該等公司於聯交所上市。此外，林先生亦為恒基中國集團有限公司及恒基數碼科技有限公司(分別於二零零五年八月十五日及二零零五年十二月十二日私有化前為香港之上市公司)之董事。彼亦為多間本集團成員公司之董事。除於此披露者外，林先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間，林先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。林先生於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於最後實際可行日期，林先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。林先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。本公司主要股東Believegood Limited及本公司控股股東Rimmer (Cayman) Limited、Riddick (Cayman) Limited、Hopkins (Cayman) Limited及恒基兆業有限公司合共持有本公司1,122,938,300股，佔本公司已發行股本61.88%，而林先生為該等公司之董事。

於最後實際可行日期，林先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。林先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本集團董事袍金港幣130,000元及其他薪酬約港幣21,407,000元。

以下為李兆基博士、林高演先生、葉盈枝先生、馮李煥琼女士、劉壬泉先生及梁希文先生之個人資料，彼等根據組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

李兆基博士，77歲，本公司之創辦人，自一九七六年出任本公司主席兼總經理，在香港已從事物業發展逾五十年。李博士亦為恒基兆業發展有限公司之創辦人，並出任該公司主席兼總經理。此外，他亦為香港中華煤氣有限公司主席、美麗華酒店企業有限公司董事長、新鴻基地產發展有限公司副主席、香港小輪(集團)有限公司及東亞銀行有限公司之董事，而該等公司於聯交所上市。此外，李博士亦為恒基中國集團有限公司及恒基數碼科技有限公司(分別於二零零五年八月十五日及二零零五年十二月十二日私有化前為香港之上市公司)之董事。彼亦為多間本集團成員公司之董事。除於此披露者外，李博士於過往三年並無出任任何其他上市公司之董事。李博士為李達民先生及馮李煥琼女士之胞兄、李佩雯小姐、李家傑先生及李家誠先生之父親及李寧先生之岳父。

於最後實際可行日期，李博士被視為持有根據證券及期貨條例第XV部定義之本公司1,122,938,300股之股份權益，佔本公司已發行股本61.88%。李博士持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。持有本公司8%股份權益之Cameron Enterprise Inc.、本公司主要股東Believegood Limited及本公司控股股東恒基兆業有限公司合共持有本公司1,122,745,800股，佔本公司已發行股本61.87%，而李博士為該等公司之董事。

於最後實際可行日期，李博士之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李博士所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本集團董事袍金港幣130,000元及其他薪酬約港幣7,267,000元。

以下為歐肇基先生之個人資料，彼根據組織章程細則第99條將於股東週年大會告退，惟彼已表示願意膺選連任。除於以下所披露者外，並無其他與彼重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

歐肇基先生，59歲。歐先生自二零零五年十二月八日出任本公司執行董事及首席財務總監。在此之前，彼為一位資深銀行家，於一九九三年十月至一九九八年三月期間擔任恒生銀行有限公司行政總裁，其後亦於一九九八年九月至二零零二年四月在新加坡之華僑銀行有限公司任職行政總裁。歐先生曾為多間主要公司之非執行董事，包括香港上海滙豐銀行有限公司、地下鐵路公司及恒隆集團有限公司。彼現時為會德豐有限公司之獨立非執行董事。彼亦曾擔任卓越融資有限公司之獨立非執行董事，並於二零零五年二月十八日辭任。於恒基地產集團系內，歐先生為香港小輪(集團)有限公司及美麗華酒店企業有限公司之非執行董事。彼亦為多間本集團成員公司之董事。除於此披露者外，歐先生於過往三年並無出任任何其他上市公司之董事。此外，彼亦為香港科技大學校董會成員。歐先生曾接受專業會計訓練，並為英國特許會計師，彼亦為英國公認會計師公會及香港會計師公會之資深會員。

於最後實際可行日期，歐先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。歐先生持有本公司聯繫公司之其他權益詳細資料已於截至二零零六年六月三十日止財政年度之本公司董事局報告內作出披露。

於最後實際可行日期，歐先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。歐先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零六年六月三十日止年度，彼收取本公司董事袍金港幣25,000元及其他薪酬約港幣3,841,000元。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本61.88%。倘若全面行使購回授權，則控股股東持有本公司之股權將增加至約68.76%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%（即上市規則所訂最低公眾持股量之要求），則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 *港幣*	最低 *港幣*
2005年	10月	39.45	34.10
	11月	35.80	33.35
	12月	38.00	34.05
2006年	1月	39.80	36.40
	2月	42.60	37.80
	3月	44.25	41.00
	4月	46.30	43.35
	5月	47.70	39.35
	6月	41.30	36.40
	7月	43.45	37.80
	8月	44.50	41.30
	9月	44.85	41.80

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為1,814,580,000股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達181,458,000股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響（與本公司於二零零六年六月三十日之最近期經審核賬目之狀況比較）。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此　致

本公司列位股東　台照

主席
李兆基
謹啟

二零零六年十月二十五日

建議本公司購回股份及發行股份之一般授權

本公司於二零零五年十二月五日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第99條，歐肇基先生將於股東週年大會告退，惟彼已表示願意膺選連任。此外，根據組織章程細則第116條，李兆基博士、林高演先生、葉盈枝先生、馮李煥琼女士、劉壬泉先生及梁希文先生將於股東週年大會輪席告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(於香港註冊成立之有限公司)

執行董事：
李兆基博士 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
葉盈枝
歐肇基
孫國林
李鏡禹
馮李煥琼
劉壬泉
李　寧
郭炳濠

非執行董事：
羅德丞 *(副主席)*
胡寶星爵士
梁希文
李王佩玲
李達民
梁雲生 *(羅德丞先生之替代董事)*
胡家驃 *(胡寶星爵士之替代董事)*

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事之建議詳情，及尋求　閣下在股東週年大會上批准(其中包括)該等事宜。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10%之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣2.00元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零六年十二月十二日上午十一時四十五分假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業地產有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20%之股份之一般無條件授權；
「最後實際可行日期」	指	二零零六年十月十八日，即本通函付印前之最後實際可行日期，用以確定本通函所載之若干資料；
「通告」	指	載於本公司截至二零零六年六月三十日止之年報內一份日期為二零零六年十月二十五日之股東週年大會通告；
「董事局報告」	指	載於本公司截至二零零六年六月三十日止之年報內本公司截至二零零六年六月三十日止之董事局報告；

目錄

重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容如有任何疑問，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



恒
基

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(於香港註冊成立之有限公司)

(股份代號：12)

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

本公司謹訂於二零零六年十二月十二日上午十一時四十五分假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於截至二零零六年六月三十日止年度之年報內。

二零零六年十月二十五日

恒基兆業地產有限公司

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability

Stock Code: 12

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Tuesday, 12 December 2006 at 11:45 a.m. to transact the following business:

1. To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2006.
2. To declare a Final Dividend.
3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "**THAT**:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 25 October 2006

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Thursday, 7 December 2006 to Tuesday, 12 December 2006, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 6 December 2006.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2006 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

As at the date of this notice, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.


Stock Code: 12
恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Award-winning. Innovative. Visionary.
Henderson Land
delivering tomorrow's
landmarks today
Annual Report 2006
82-01561
ARLS
6-30-06
RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate Profile

Henderson Land Development Company Limited was founded by Dr Lee Shau Kee, the Company's Chairman, in 1976. Its core business comprises investment holding, property development, property investment and related businesses including project management, construction, property management, and financial services. The Company focuses primarily on the Hong Kong market, but is also active in Mainland China where it has been steadily expanding its investments and scale of operations in recent years.

Henderson Land is one of the largest property groups in Hong Kong with a market capitalization of HK$81 billion*. The Company has had a primary listing in Hong Kong since 1981. The combined market capitalization of the Company and its listed subsidiary, Henderson Investment Limited, and its listed associates, The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited amounted to HK$233 billion*.

** as at 21 September 2006*

Contents

Group Structure



Henderson Land Group Structure
Market Capitalization as at 21 September 2006
Henderson Land Development Company Limited: HK$81 billion
Five Listed Companies of Group: HK$233 billion
Henderson Land Development Company Limited
Investment Holding, Property Development and Investment in Hong Kong and Mainland China, Project and Property Management, Construction and Financial Services
67.94%
Henderson Investment Limited
Investment Holding, Property Investment, Hotel Operation, Infrastructure and Security Services
38.47%
31.36%
44.21%
The Hong Kong and China Gas Company Limited
Piped-gas Supply and Distribution
Hong Kong Ferry (Holdings) Company Limited
Property Development and Investment, Travel Business and Hotel Operation
Miramar Hotel and Investment Company, Limited
Property Investment, Hotel Operation and Travel Business

Note: All percentage shareholdings shown above were figures as of 21 September 2006.

This chart provides an overview of Henderson Land Group's corporate structure. Henderson Land Development Company Limited is the holding company of Henderson Investment Limited, through which it has interests in three associated companies listed on the Main Board of The Stock Exchange of Hong Kong Limited. These associated companies are: The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited, and Miramar Hotel and Investment Company, Limited.

Results in Brief

	2006 HK$ million	2005 re-stated HK$ million	Change %
Profit attributable to equity shareholders	**13,548.7**	10,852.8	+24.8
Underlying profit attributable to equity shareholders *(Note 1)*	**5,268.2**	4,412.8	+19.4
Consolidated net asset value attributable to equity shareholders	**77,964.1**	65,637.7	+18.8
Net debt	**13,035.4**	11,843.0	+10.1
Net debt to consolidated net asset value attributable to equity shareholders	**16.72%**	18.04%	-1.32pp *(Note 2)*
	HK$	HK$	%
Earnings per share	**7.47**	5.98	+24.9
Underlying earnings per share	**2.90**	2.43	+19.3
Dividends per share	**1.05**	1.00	+5.0
Consolidated net asset value (attributable to equity shareholders) per share	**42.96**	36.17	+18.8

Note: (1) *The effect of the increase in fair value of investment properties (net of deferred tax and minority interests) was excluded in the calculation of the underlying profit attributable to equity shareholders.*

(2) *pp stands for percentage points.*





The Group's latest luxury residential developments – Grand Promenade and Grand Waterfront – command prominent waterfront positions overlooking either side of Victoria Harbour.

Chairman's Statement



Dr. Lee Shau Kee *Chairman and Managing Director*

Dear Shareholders,

On behalf of your Board, I am pleased to present my report on the operations of the Group for the year ended 30 June 2006.

Overview

Quality is a cornerstone of the Group, underpinning all our activities. Our focus on continuous improvement and performance excellence is steadily earning the Group a reputation for excellence in design, materials and property management of our development projects.

"Quality is a cornerstone of the Group, underpinning all our activities. Our focus on continuous improvement and performance excellence is steadily earning the Group a reputation for excellence."

For instance, the satisfaction rate as to the building quality and service of more than 1,300 owners who had taken possession of their units at the newly-completed Grand Promenade was almost 100%.

The opening of the Four Seasons Hotel and Four Seasons Place in this financial year marked the completion of the International Finance Centre (IFC), which has emerged as the new landmark in the Hong Kong Central District. Apart from Grand Promenade mentioned earlier, other premier developments were also completed during the year, including CentreStage and CentrePlace. With design, quality and project management that meet international standards, these projects have helped to raise the Group's profile.

Profit and Net Assets attributable to Shareholders

The Group's consolidated net profit after taxation and minority interests for the year ended 30 June 2006 amounted to HK$13,548.7 million, representing an increase of HK$2,695.9 million or 24.8% over that for the previous year. Earnings per share were HK$7.47 (2005 re-stated: HK$5.98).

The underlying profit for the year, excluding the revaluation surplus of investment properties, was HK$5,268.2 million, or an increase of HK$855.4 million or 19.4%. Based on the underlying profit, the earnings per share were HK$2.90 (2005 re-stated: HK$2.43).

At 30 June 2006, the consolidated net asset value attributable to equity shareholders was HK$78,000 million, 18.9% higher than the re-stated amount of HK$65,600 million a year earlier. Net debt amounted to HK$13,035.4 million (2005 re-stated: HK$11,843.0 million) and the gearing ratio was 16.7% (2005 re-stated: 18.0%).

Dividends

Your Board recommends the payment of a final dividend of HK$0.65 per share to shareholders whose names appear on the Register of Members of the Company on 12 December 2006. The total distribution per share of HK$1.05 for the full year, including the interim dividend of HK$0.40 per share already paid, represents an increase of 5% over the total distribution per share in the previous year. Warrants for the final dividend will be sent to shareholders on or before 14 December 2006.

Business Review (Hong Kong)

Property Sales

During the year, the Group sold an attributable HK$3,434.6 million worth of properties in Hong Kong as compared with HK$6,810.9 million for the year before. In light of the then cautious market sentiment, the Group decided to defer the launch of a few new developments including Grand Waterfront at To Kwa Wan until this August, so as to capitalize on subsequent improved conditions. This strategy proved effective, with over 1,000 units (or 56% of the total units) at the Grand Waterfront being sold so far.



CentrePlace offers cosmopolitan living in the heart of the city.

Projects completed

The following development projects were completed during this financial year:

	Project	Location	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	Grand Promenade – Towers 1 & 6	38 Tai Hong Street, Sai Wan Ho	Residential	63.06	355,895
2.	CentreStage	108 Hollywood Road and 1 – 17 Bridges Street	Commercial/Residential	100.00	276,971
3.	CentrePlace	1 High Street	Residential	100.00	63,666
4.	Novotel Citygate	51 Man Tung Road, Tung Chung	Hotel	20.00	47,344
					743,876

Up to the year end, 1,532 units and 329 units at Grand Promenade and CentreStage respectively were sold. Cumulatively, 76% and 85% respectively of the units at these two projects have been sold. A sales launch for CentrePlace is set to take place shortly. Novotel Citygate opened its doors to guests in April 2006.

At the year end, the Group had a total of 6,486 residential units available for sale from the following major property development projects:

(1) Major completed development projects offered for sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
1. Casa Marina I, 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2. Casa Marina II, 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3. King's Park Hill, 1-98 King's Park Hill Road	168,392	241,113	Residential	61.76	34	75,121
4. Palatial Crest, 3 Seymour Road	17,636	185,295	Commercial/ Residential	63.35	20	25,823
5. Royal Peninsula, 8 Hung Lai Road	162,246	1,478,552	Residential	50.00	38	47,276
6. Sereno Verde & La Pradera 99 Tai Tong Road, Yuen Long	380,335	1,141,407	Residential	44.00	14	12,355
7. Royal Terrace, 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	24	19,795
8. Park Central — Phases 1 & 2 Tseung Kwan O Town Lot Nos. 57 and 66	359,883	2,932,813	Commercial/ Residential	24.63	53	43,861
9. Metro Harbour View — Phases 1 & 2, 8 Fuk Lee Street	228,595	1,714,463	Residential	60.64	204	117,960
10. Paradise Square, 3 Kwong Wa Street	17,297	159,212	Commercial/ Residential	100.00	50	31,927
11. Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	63.06	488	511,549
12. Splendid Place, 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	18	12,059
13. Central Heights, Park Central — Phase 3	39,148	319,066	Residential	25.00	215	193,649
14. Royal Green — Phase 1 18 Ching Hiu Road, Sheung Shui	97,133 *(Note 1)*	320,262	Residential	45.00	211	144,669
15. CentreStage 108 Hollywood Road and 1-17 Bridges Street	26,903	276,971	Commercial/ Residential	100.00	59	71,551
				Sub-total:	**1,524**	**1,618,111**
					Gross area attributable to the Group:	**1,053,091**

(2) Projects under construction offered for pre-sale and projects pending sale or pre-sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential No. of units	Residential Gross area (sq.ft.)
(A) Project under construction offered for pre-sale						
1. Royal Green - Phase 2 18 Ching Hiu Road, Sheung Shui	97,133 *(Note 1)*	165,358	Residential	45.00	187	152,712
(B) Projects pending sale or pre-sale						
2. Scenic Horizon, 250 Shau Kei Wan Road	6,808	54,810	Commercial/ Residential	18.13	100	50,227
3. CentrePlace, 1 High Street	15,824	63,666	Residential	100.00	95	63,666
4. Grand Waterfront 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	*(Note 2)*	1,782	978,923
5. The Sherwood 8 Fuk Hang Tsuen Road, Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	1,576	806,729
6. The Beverly Hills, Tai Po Town Lot No. 161	982,376 *(Note 3)*	1,164,126	Residential	90.10	535	1,164,126
7. 50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	119	54,487
8. 33 Lai Chi Kok Road, Mong Kok	9,600	84,156	Commercial/ Residential	100.00	108	68,284
9. Lot No. 1740 in DD 122 Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
10. 500-502 Tung Chau Street, Cheung Sha Wan	35,629	320,660	Commercial/ Residential	100.00	400	267,216
				Sub-total:	**4,962**	**3,685,151**
				Gross area attributable to the Group:		**2,916,857**
				Total saleable residential units and total residential gross area from the major development projects:	**6,486**	**5,303,262**
				Total gross area attributable to the Group:		**3,969,948**

Note 1: Total site area for the whole Phase 1 and Phase 2 of the "Royal Green" is 97,133 square feet.

Note 2: The Group has respective interests of 46.07% and 26.13% in the residential portion and the commercial portion of this project.

Note 3: This project will be sold in phases.

Land Bank

Location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)
Projects acquired during the year:				
1. 14-30 King Wah Road, North Point	73,680	263,718	Commercial/Residential	100.0
2. 500-502 Tung Chau Street, Cheung Sha Wan	35,629	320,660	Commercial/Residential	100.0
		584,378		
Project acquired after the year end:				
3. Kam Kwok Building, Gloucester Road, and National Building, Jaffe Road	15,955	187,032	Commercial/Residential	92.3
		771,410		

Over the years, the Group has made significant acquisition of agricultural land with high development potential. The Group acquired during the year over 3.1 million square feet of agricultural land lots and proceeded to apply to the Government for land-use conversion of the land lots at a reasonable premium, with the aim of increasing development sites for the Group at relatively lower costs.

During the year, the Group submitted applications to the Government for land exchange for the following sites: the site in Wu Kai Sha, Shatin District, which was approved by the Town Planning Board for Comprehensive Development Area Zoning, allowing a maximum permitted plot ratio of three times, can be developed to approximately 3 million square feet in total gross floor area; the agricultural land lots situated at Tai Tong Road, Yuen Long are expected to result in a site with total gross floor area amounting to approximately 1.42 million square feet while the land lots located in Site B of Lam Tei at Tuen Mun will provide approximately 57,000 square feet in attributable gross floor area.

The Group's site in Fanling Sheung Shui Town Lot No. 229, together with adjacent land lots in Ng Uk Tsuen, is currently under construction. The gross floor area of this residential project will be increased to approximately 228,000 square feet in total. An application is currently being processed for the development of land lots in Wo Shang Wai, Yuen Long into low-density residential units comprising approximately 840,000 square feet in total gross floor area.

The Group has submitted applications to the Town Planning Board for land-use conversion in respect of agricultural land lots located at Ma Sik Road in Fanling totalling approximately 2.2 million square feet in land area. Assuming an average plot ratio of three times, the project will provide approximately 6.6 million square feet in total gross floor area.

At the year end, the Group had a land bank with total attributable gross floor area of approximately 20.6 million square feet, including completed investment properties and hotels with total gross floor area of 9.24 million square feet and stock of unsold property units with total gross area of 2.37 million square feet. In addition, the Group held rentable car parking spaces with a total area of around 2.5 million square feet. At the year end, the Group also had a holding of agricultural land lots of approximately 29.9 million square feet in terms of total land area, which is the largest holding among all property developers in Hong Kong. It is anticipated that, over the


Usage of Land Bank
Hotel
5%
Industrial/Office & Industrial
7%
Commercial
22%
45%
Residential
21%
Office

next few years, land-use conversion of agricultural land lots of the Group will, on average, provide development sites totalling around three million square feet in gross floor area each year.

Investment Properties

The Group's gross rental income for the year including attributable contributions from jointly controlled entities amounted to HK$2,730.0 million, an increase of 16.0% over the previous year. Gross rental income for the Group itself accounted for some 33.4% of its total revenue. At the year end, the Group had 9.24 million square feet, in terms of attributable gross floor area, of completed investment properties and hotels with an average occupancy of 95% for its core rental properties. This high occupancy was a reflection of the buoyant local economy and increased retail spending. An increase in the number of inbound tourists from both Mainland China and overseas also contributed.

Of the shopping centres, the IFC Mall, with an attractive tenant mix that includes international brand name retailers and up-market restaurants, continued to be a major retail and leisure destination in Central. It enjoyed near full occupancy throughout the year. The Group's wider network of large-scale shopping malls in new towns, including Metro City Phases II & III in Tseung Kwan O, Sunshine City in Ma On Shan, City Landmark in Tsuen Wan, Shatin Centre, Shatin Plaza, and The Trend Plaza in Tuen Mun, also performed well with high occupancy levels. The Group continued to upgrade the facilities and realign the tenant mix with a view to attracting more customers and increasing turnover for tenants. With the completion of the first phase of the renovation work at Trend Plaza in Tuen Mun in early 2006, its rental income increased by 30%, while double-digit business growth was reported by tenants. This process of upgrade and renovation will continue at the Group's other shopping centres so as to improve their rental yields as well as property values.



The Honourable Henry Tang, Financial Secretary, officiated at the opening of Four Seasons Hotel and Four Seasons Place, marking the completion of the International Finance Centre at Central Waterfront.

The office market recorded strong growth, reflecting business expansion in the finance and other service sectors. Most of the Group's major office towers, particularly the International Finance Centre, recorded remarkable rental growth.

With multinational companies increasing their headcounts and an increasing influx of expatriates being based in Hong Kong, the demand for both serviced suites and residential accommodation remained strong. The serviced suites at Four Seasons Place were the most sought after of their kind in Hong Kong, enjoying satisfactory occupancy level and room rates. The other residential properties of the Group also reported pleasing rental performance.

Construction and Property Management

The Group's reputation for excellence is attributed to the outstanding performance of our construction and property management divisions.

The early involvement of the construction division during the design stage of projects ensures that design and constructability of projects are core consideration and that a quality conscious approach is adopted throughout. This helps to fulfill our commitment to delivering the best products to our customers. Among the many commendations for its construction projects, the Group received the Tien-Yow Jeme Civil Engineering Award for Two International Finance Centre during the year. Endorsed by the Ministry of Science and Technology and the Ministry of Construction, this is the highest award granted in the Mainland for outstanding construction work undertaken in the civil engineering field. In addition, the division has consecutively received the "Considerate Contractors Site Awards" and "Outstanding Waste Management Performance Grand Award" from the Environment, Transport and Works Bureau.

In terms of property management, the Group's subsidiaries, Hang Yick and Well Born, share the same dedication to customer service excellence that is a focus of the Group and continue to earn praise from the public. The two companies received 146 performance-related accolades this year including being named Business Superbrands, winning the Customer Relationship Excellence Awards for the fourth consecutive year and winning the Grand Award of Hong Kong's first Green Building Awards. The two companies currently manage some 200 property developments across the territory, with a total of over 73,000 residential, commercial and industrial units and shops, plus more than 16,000 car parking spaces.

Business Review (Mainland China and Macau)

Progress of Major Development Projects

Construction of the Group's development sites in three major mainland cities, namely Beijing, Shanghai and Guangzhou, has continued in earnest. Substructure work on the development site owned by the Group known as No.2 Guan Dong Dian, Chao Yang Road, Chao Yang District located at the heart of the commercial district of Beijing City has already commenced. The site will be developed into two connected grade A office towers with a total gross floor area of approximately 2.7 million square feet.



Designed by world-renowned architect Cesar Pelli, this prestigious development will rise like glistening jewels in Chao Yang, Beijing's prime commercial district.

> "In line with the Group's emphasis on quality, no effort has been spared in ensuring the best designs for all our projects."



Designed by Tange Associates of Japan, this signature integrated office and retail development will be an impressive addition to the Shanghai skyline.

In Shanghai, the Group's prime site at Lot 688, north of Nanjing Road West, Jingan District, will be developed into a 24-storey office building over a two-level commercial podium. With a site area of some 110,000 square feet, the total gross floor area upon completion will be approximately 920,000 square feet. Planning and design for this project have been substantially completed. Construction work will start shortly after the plans are approved by the relevant government authorities. Substructure work for the Group's other development in Shanghai and located at 130-2 Heng Feng Road, Zhabei District, has also commenced. The site will be developed into an office building with a total gross floor area of about 510,000 square feet.

In Guangzhou, the site at 210 Fangcun Avenue, Li Wan District will be developed into nine 33-storey residential towers, a two-level commercial podium, two level basement carparks and a kindergarten. Together they will provide a total gross floor area of some 2.5 million square feet. Good progress has been made in the superstructure work and the development is planned for sales launch in October 2006.

In line with the Group's emphasis on quality, no effort has been spared in ensuring the best designs for all our projects. For example, the Group has appointed the world-renowned Cesar Pelli of Pelli Clarke Pelli Architects, Inc. of United States as the design architect for the above prestigious development in Beijing, while the famous Tange Associates of Japan has been retained as the design architect for the Group's prime site at Lot 688, north of Nanjing Road West, Jingan District, Shanghai.

Investment Properties

The Group's Office Tower II of The Grand Gateway, located right above the Metro Line Station at the centre of the busy Xuhui District, Shanghai, was completed in the fourth quarter of 2005. Both the occupancy and the rental rates for this property have performed satisfactorily and it is expected its annual rental revenue will reach HK$150 million. Additionally during the year, the Group completely leased out the shopping podia at Skycity and Everwin Garden in Shanghai, generating steady rental income.

Land Bank

Following the successful privatisation of Henderson China Holdings Limited in August 2005, the Company has injected substantial resources in expanding its property development business in the Mainland. Apart from actively pursuing the development of its existing projects in Beijing, Shanghai and Guangzhou, good progress has been made by the Group in its negotiations for acquisition of land sites in over thirty secondary cities which are mainly the provincial capitals. These negotiations mainly cover land lots situated in higher-end residential districts with well equipped commercial facilities. In formulating the Group's strategy for its property business in the Mainland, the economic development potential of various cities as well as the actual market demand for properties in such cities are prime consideration.

In line with this strategy, the Group has invested in new projects with a view to increasing its land bank. During the year, preliminary works have commenced in a project in Xingsha Town, Changsha and a project in Xuzhou New Town. Acquired at a total land cost of about RMB1,000 million, these projects will provide a total residential floor area of about 16 million square feet in addition to commercial facilities. Negotiations are at their final stage for a number of sizeable land lots in some other cities which will involve a total land cost of about RMB5,500 million. Upon completion of development, these projects will provide a total residential floor area of over 65 million square feet. Details of the two new projects in Changsha and Xuzhou are as follows:

- **Project in Xingsha Town, Changsha**
  This project, which is located in Xingsha Town of Changsha, will comprise a total residential floor area of over 10 million square feet together with the provision of commercial facilities. Developed in phases, the Project's first phase will provide a total residential floor area of approximately 1.3 million square feet and will include a shopping arcade and a kindergarten. With completion of site investigation work, preliminary planning and design has commenced.

- **Project in Xuzhou New Town**
  Located in Xuzhou New Town, where there are comprehensive transportation network, zoning and community facilities, this project will comprise a total residential floor area of over 5.3 million square feet together with the provision of commercial facilities. The project will be developed in phases, and its first phase will consist of residential towers with relative high density. As over 50 government bodies will be relocating to this new town next year, demand for residential and commercial properties in this district is expected to increase as a result. Commanding a panoramic view of its natural environment, the land lot located close to Dalong Lake will be developed into a low-density residential community.

At the year end, the Group had approximately 14.5 million square feet of attributable land area in the Mainland, in addition to another 2.64 million square feet in attributable gross floor area of completed investment properties. At the year end, the Group's total investments in China amounted to some HK$13,900 million, representing 11.1% of its total assets. Apart from the existing projects, with the gradual handover of sizeable land lots which the Group has reached agreement to acquire, the Group's landbank in the Mainland will be substantially increased. The total developable gross floor area is expected to grow to 90 million square feet.

Joint-Venture Development in Macau

As reported last year, the Group entered into an agreement to jointly develop a waterfront site of approximately 1.45 million square feet of land area in Macau. Application for land-use conversion is underway and the total gross floor area has yet to be finalized.

Henderson Investment Limited ("Henderson Investment")

At 30 June 2006, the Group held a 67.94% interest in this listed subsidiary. For the year ended that date, the consolidated net profit after taxation and minority interests of Henderson Investment amounted to HK$3,667.2 million, an increase of HK$159.5 million or 4.5% over the re-stated profit for the previous year. The underlying profit for the year, excluding the revaluation surplus of investment properties, was HK$2,066.1 million, or a decrease of HK$154.3 million or 6.9%. Based on the underlying profit, earnings per share were HK$0.72 (2005 re-stated: HK$0.79). The profit of Henderson Investment was mainly derived from rental income of investment properties and profit contributions from its three listed associates.

Henderson Investment currently has nine major investment properties. Together with the investment properties held by its listed associates, Henderson Investment has a vast portfolio with a total attributable gross floor area of 2.0 million square feet. For the year under review, Henderson Investment's gross rental income remained stable at HK$613.8 million, with average occupancy maintained at a high 95% at the year end.

Driven by the continued economic growth in this region, coupled with the expansion of the Individual Visit Scheme for mainlanders coming to Hong Kong, the number of tourist arrivals to Hong Kong has shown a steady rise. Newton Hotel Hong Kong and Newton Hotel Kowloon, with average occupancy increased to 83% and average room rate growth of 9.7%, recorded marked increase in room revenue for the year, with double-digit growth in business.

Associated Companies

The Hong Kong and China Gas Company Limited (38.46%-owned by Henderson Investment)

Hong Kong and China Gas reported an unaudited consolidated net profit after taxation of HK$2,509.5 million for the six months ended 30 June 2006, which comprised HK$1,803.6 million arising from its gas business and property rental income (an increase of HK$38.7 million as compared with the corresponding period in 2005) and HK$705.9 million from the sale of properties and a revaluation surplus on an investment property.

- **Gas business in Hong Kong**
  A slower pace of completion and occupancy of new residential units, compounded by the warmer weather during the first half of 2006, has led to a slight decrease of 1.5% in the total volume of gas sales in Hong Kong compared with the same period last year. At 30 June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

- **Introduction of natural gas to Hong Kong**
  By the fourth quarter of this year, Hong Kong and China Gas will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong to partially replace naphtha as feedstock for the production of town gas. Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October 2006. As Hong Kong and China Gas has a contract for natural gas to be supplied at a price currently lower than naphtha, savings in production cost will be shared with customers through the existing fuel cost adjustment mechanism, thereby enhancing the competitiveness of the gas tariff. In addition, the introduction of natural gas will also help to protect the environment.

- **Business development in Mainland China**
  Hong Kong and China Gas currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. Hong Kong and China Gas's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming Hong Kong and China Gas into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

  Hong Kong and China Gas now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, Hong



The Tai Po gas plant is currently using dual feedstock mix – naphtha and natural gas, bringing cost savings to customers and helping to protect the environment.

Kong and China Gas's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, its joint ventures in Guangdong province will also convert to natural gas.

Besides, Hong Kong and China Gas now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. To cope with the rising need for clean water sources, the central government is opening up the water utility market, which provides enormous opportunities for Hong Kong and China Gas to expand in this sector.

- **Environmentally-friendly energy businesses**
  Liquefied petroleum gas (LPG) filling station business, run by its wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve business growth. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month. This will improve business prospects as prices can now be more directly linked to the cost of LPG. Meanwhile, ECO's landfill gas project at the North East New Territories landfill site is progressing well and its operational tests will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant would start using the treated landfill gas to partially replace naphtha as a fuel for town gas production by the end of this year. Using landfill gas will effectively limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

- **Property developments**
  Hong Kong and China Gas has a 50% interest in the Grand Promenade property development project at Sai Wan Ho, whose significant returns contributed to its profitability. Following the success of Grand Promenade, the pre-sale of Grand Waterfront which is located at the Ma Tau Kok south plant site commenced in August 2006 and drew excellent response. Hong Kong and China Gas is entitled to 73% of the net sales proceeds of the residential portion, and has the full interest in the commercial portion of this project. Hong Kong and China Gas has an approximate 15.8% interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. Four Seasons Hotel and Four Seasons Place, which provide approximately 400 six-star hotel guest rooms and 520 hotel suites respectively, reported satisfactory results since their opening in September 2005.

Hong Kong and China Gas has not increased its basic gas tariff for the past eight years. Nevertheless it has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since Hong Kong and China Gas contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

Hong Kong Ferry (Holdings) Company Limited (31.33%-owned by Henderson Investment)

The unaudited consolidated net profit after taxation of Hong Kong Ferry for the six months ended 30 June 2006 amounted to HK$121.8 million, a decrease of HK$68.2 million or 35.9% over that for the same period last year. The sale of residential units of Metro Harbour View at 8 Fuk Lee Street, Tai Kok Tsui, Kowloon, continued to be the main profit driver for Hong Kong Ferry for the period under review, during which 95 units were sold.



When completed in 2008, the site at 222 Tai Kok Tsui Road will provide 320,000 square feet of prime residential and commercial space.

Hong Kong Ferry plans to launch MetroRegalia at Tong Mi Road for sale in late 2006, in addition to sell the unsold units of Metro Harbour View.

Besides, good progress has been made in the construction for the development site at 222 Tai Kok Tsui Road, which will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 square feet, comprising 270,000 square feet of residential space and about 50,000 square feet of non-residential space. It is expected to be completed by late 2008.

The foundation and construction works for No.6 Cho Yuen Street, Yau Tong will commence in late 2006 and should be completed by early 2009. It will provide a total gross floor area of approximately 165,000 square feet, comprising some 140,000 square feet of residential space and 25,000 square feet of non-residential space.

Miramar Hotel and Investment Company, Limited (44.21%-owned by Henderson Investment)

Miramar reported a consolidated net profit after taxation of HK$1,169.4 million for the year ended 31 March 2006, an increase of 38.2% over the re-stated profit for the previous year. On a basis consistent with that for the previous year (before the re-statement of profit to comply with new accounting standards related to investment properties and hotel properties), the profit for the year including profit generated from land sales amounting to approximately HK$150 million would have been HK$448 million, an increase of 40.0% over the previous year. Increased tourist arrivals, improved employment levels and encouraging performance from property leasing activities have all contributed favourably to the company's results.

Miramar Hotel achieved healthy growth in its operating results with close to 90% average occupancy and an increase of 19% in average room rate. Performance in its food and beverage operation was steady. In the hotel management business, average room rate for the seven hotels under management recorded satisfactory growth with steady increases in average occupancy. Progress was made during the year to upgrade the client-mix and the overall image of the Miramar Shopping Centre, with its average occupancy reaching 91%.

During the year, Miramar sold approximately 60 acres (194 lots) of residential land and 20 acres of commercial land in Placer County, California, contributing HK$150 million in after-tax profit. At the end of the financial year, approximately 80 acres (290 lots) of residential land and 70 acres of commercial land remained available for sale. In Shanghai, almost all the office units at Shang-Mira Garden have been sold and its shopping arcade continued to achieve a high occupancy rate of 99%.


CONVEY

Miramar Shopping Centre — 80 shops and 20 restaurants – an unparalleled shopping and dining experience in the biggest mall on Nathan Road.

The overall results for Miramar Express improved slightly and the commercial travel sector increased its profit by more than 40%. Miramar Travel, its group tour business arm, joined forces with an industry veteran and Miramar reduced its shareholding to 54%. With a series of marketing activities under an innovative style of operation, marked improvement is expected for its travel business.

Privatisation Schemes

Henderson Cyber Limited

The Company, Henderson Investment, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005 the privatisation proposal of Henderson Cyber by Henderson Investment and Hong Kong and China Gas by way of a scheme of arrangement involving the cancellation and extinguishment of the scheme shares in Henderson Cyber at the cancellation price of HK$0.42 in cash per scheme share. The scheme was approved by a majority of 99.96% of the independent shareholders present and voting at the Court Meeting. The scheme took effect in December 2005 and the listing of the shares in Henderson Cyber on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited was withdrawn. Upon completion of the privatisation, Henderson Investment's interest in Henderson Cyber was increased to approximately 78.69%, with the balance of 21.31% held by The Hong Kong and China Gas Company Limited. The aggregate amount of cancellation price paid by Henderson Investment was HK$252.53 million.

Henderson Investment Limited

The Company made a second attempt to privatise Henderson Investment in November 2005, following an unsuccessful privatisation effort in November 2002 ("the 2002 Exercise"). As announced in December 2005, the cancellation consideration was increased to one share in the Company in exchange for every 2.5 scheme shares in Henderson Investment. In order for the proposal to succeed, the scheme should not be disapproved by more than 10% in value of all the shares held by independent minority shareholders of Henderson Investment (the "10% Threshold").

At the Court Meeting held on 20 January 2006, a majority of up to 85.7% (as compared with 85.6% in the 2002 Exercise) of the independent minority shareholders of Henderson Investment present voted in favour of the privatisation proposal. However, since the votes that were cast against the scheme marginally exceeded the 10% Threshold — a repeat of the 2002 Exercise, the scheme could not take effect and hence lapsed. It is regrettable that, despite the majority support of independent minority shareholders of Henderson Investment on both occasions, the privatisation proposal on each occasion fell through by the narrowest of margin under the 10% Threshold.

Corporate Finance

The Group has always adhered to sound and prudent financial management principles. At the year end, the Group maintained a gearing ratio of net bank borrowings to shareholders' funds of 16.7%. The Group does not make use of any derivative instruments for speculative purposes. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the financial year end.

Shortly after the end of the financial year under review, the Group capitalized on the favourable loan market conditions by concluding a HK$13.35 billion syndicated credit facility of five years in tenor at an extremely attractive interest margin. This financing transaction, which takes the form of a revolving credit facility, set the record in the local syndicated loan market as being the largest in transaction size for private sector borrowings ever raised in Hong Kong Dollars and offers optimal flexibility for the general corporate funding purposes of the Group. A syndicate of 24 international banks as well as local banks originating from ten countries in all participated in this credit facility. The successful arrangement of the facility fully demonstrates the support and confidence that the banking community has placed in the Group.

Prospects

Looking ahead, with the increasing number of mainland enterprises listed in Hong Kong, substantial capital flows will be drawn to the territory, thereby providing a boost to the finance sector. Financial institutions, as well as their supporting service providers, are expected to further expand their businesses. Together with the improving job market and the continued increase in inbound tourists, these factors will underpin growth in the Hong Kong economy.

Given the improving market conditions, both volume and price for residential property sales will pick up gradually. Following the recent successful marketing of Grand Waterfront, the Group plans to embark on the sales launch of a number of development projects, including the Beverly Hills at Tai Po Town Lot No. 161, CentrePlace at No. 1 High Street, The Sherwood at Fuk Hang Tsuen Road, Lam Tei, Tuen Mun, 500-502 Tung Chau Street, 33 Lai Chi Kok Road and 50 Tan Kwai Tsuen at Yuen Long. The sale of these projects and of the stock of property units will result in a significant increase in total revenue.

Buoyant consumer confidence will continue to underpin retail spending and hence rental growth for shopping centres. The office market is expected to perform well on the back of tight supply being met by keen demand from companies looking for expansion opportunities. The continuing increase in expatriate inflow to Hong Kong will continue to fuel the residential market and sustain promising growth in rental rates. Rental income from both new lettings and renewals is expected to rise.

The Group has many new office and industrial properties in the pipeline providing some 1.7 million square feet in gross floor area. Notably among these projects is Nos. 223 — 231 Wai Yip Street, an office development in Kwun Tong boasting a gross floor area of over 1.0 million square feet. Upon completion by the fourth quarter of 2007, it will become the landmark development in Kowloon East and bring significant return to the Group.

A series of recent macroeconomic control measures implemented in China were aimed at preventing the property sector from overheating. The Group expects the impact of these developments on its China business overall to be negligible as the Group is a long term investor. In the long run, these measures will benefit the property sector by ensuring a healthier business environment, which would foster the Group's business growth in Mainland China as well. The Group's site at Li Wan District, Guangzhou will be launched shortly. Preliminary works for the projects in Xingsha Town, Changsha and Xuzhou New Town have already commenced which will provide a total residential floor area of about 16 million square feet in addition to commercial facilities. The three sizeable property development projects in Beijing and Shanghai will add 4.13 million square feet of rental space, making a total of 6.77 million square feet in gross floor area for the Group's investment property portfolio in Mainland China. Contribution from the Mainland business is thus expected to increase substantially.

With a sizeable land bank in Hong Kong and increasing coverage across the major cities in Mainland China, ample liquidity and a dedicated and experienced team, the Group is confident of the future. In the absence of unforeseen circumstances, performance of the Group will show satisfactory growth in the coming financial year.

Appreciation

Executive Directors Mr. Ho Wing Fun and Mr. Leung Sing stepped down from the Board on retirement during the year. I would like to thank them most sincerely for their long years of loyal service and immense contributions to the Group.

I would also like to take this opportunity to thank the Directors for their wise counsel and support, and the management and staff at all levels for their dedication, hard work and contributions in the past year. I know I can continue to count on them in our quest to deliver value to our shareholders.

Lee Shau Kee
Chairman

Hong Kong, 21 September 2006



The Group strives to create places that inspire, stimulate and transform the way our customers think, perform and behave. The Beverly Hills - luxurious living set in scenic surroundings.



Business in Hong Kong
Land Bank

2006 Highlights

- *Sizeable landbank with total attributable gross floor area of approximately 20.6 million square feet*
- *Approximately 29.9 million square feet of agricultural land in terms of site area - the largest of such holding among all Hong Kong property developers*
- *Several urban sites acquired, comprising over 770,000 square feet of developable gross floor area*

At the year end, the Group had a land bank in Hong Kong with total attributable gross floor area of approximately 20.6 million square feet, including completed investment properties and hotels with total gross floor area of approximately 9.24 million square feet and stock of unsold property units with total gross area of approximately 2.37 million square feet. In addition, the Group held rentable car parking spaces with a total area of around 2.5 million square feet.

Location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)
Projects acquired during the year:				
1. 14 - 30 King Wah Road, North Point	73,680	263,718	Commercial/ Residential	100.0
2. 500 - 502 Tung Chau Street, Cheung Sha Wan	35,629	320,660	Commercial/ Residential	100.0
		584,378		
Project acquired after the year end:				
3. Kam Kwok Building, Gloucester Road, and National Building, Jaffe Road	15,955	187,032	Commercial/ Residential	92.3
		771,410		

Over the years, the Group has made significant acquisition of agricultural land with high development potential. The Group acquired during the year over 3.1 million square feet of agricultural land lots and proceeded to apply to the Government for land-use conversion of the land lots at a reasonable premium, with the aim of increasing development sites for the Group at relatively lower costs. At the year end, the Group had a holding of agricultural land lots of approximately 29.9 million square feet in terms of total land area, which is the largest holding among all property developers in Hong Kong. It is anticipated that, over the next few years, land-use conversion of agricultural land lots of the Group will, on average, provide development sites totalling around three million square feet in gross floor area each year.

During the year, the Group submitted applications to the Government for land exchange for the following sites: the site in Wu Kai Sha, Shatin District, which was approved by the Town Planning Board for Comprehensive Development Area Zoning, allowing a maximum permitted plot ratio of three times, can be developed to approximately 3 million square feet in total gross floor area; the agricultural land lots situated at Tai Tong Road, Yuen Long are expected to result in a site with total gross floor area amounting to approximately 1.42 million square feet while the land lots located in Site B of Lam Tei at Tuen Mun will provide approximately 57,000 square feet in attributable gross floor area.

The Group's site in Fanling Sheung Shui Town Lot No. 229, together with adjacent land lots in Ng Uk Tsuen, is currently under construction. The gross floor area of this residential project will be increased to approximately 228,000 square feet in total. An application is currently being processed for the development of land lots in Wo Shang Wai, Yuen Long into low-density residential units comprising approximately 840,000 square feet in total gross floor area.

The Group has submitted applications to the Town Planning Board for land-use conversion in respect of agricultural land lots located at Ma Sik Road in Fanling totalling approximately 2.2 million square feet in land area. Assuming an average plot ratio of three times, the project will provide approximately 6.6 million square feet in total gross floor area.

Business in Hong Kong

Property Development

2006 Highlights

- *Approximately 680,448 square feet of residential properties completed for sale*
- *An attributable HK$3,434.6 million worth of properties in Hong Kong sold and pre-sold*
- *Encouraging response received for the sale of "CentreStage" on Hollywood Road*
- *Purchasers applaud the newly completed "Grand Promenade" for its high standards of design, layout, building quality, facilities and management*

The majority of the Group's development land bank in Hong Kong is earmarked for residential properties, with a view to producing high quality housing. The Group's emphasis on quality and on the needs of the customer originates from a core aim of creating places that inspire, stimulate and transform the way residents think, perform and behave. Each residential project is therefore typically characterised by an overall pleasing ambience that today's discerning buyers are looking for, including a focus on the provision of recreational facilities.



"From my many years in the industry, I have observed how outstanding professional interior design can enrich the lives of customers. I'm very proud to be part of a team that has accomplished so many unique projects and that continues to contribute to the Group's reputation as a visionary developer."

Ms. Anita Tang
Deputy General Manager, Sales Department



The Group's approach to buildings is that they are not merely spaces to work or live in, but are also "places" in their own right. The Beverly Hills is an example of this committed approach, delivering an ambience that discerning new homebuyers find attractive.

The following development projects were completed during this financial year:

Project	Location	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1. Grand Promenade - Towers 1 & 6	38 Tai Hong Street, Sai Wan Ho	Residential	63.06	355,895
2. CentreStage	108 Hollywood Road and 1-17 Bridges Street	Commercial/ Residential	100.00	276,971
3. CentrePlace	1 High Street	Residential	100.00	63,666
4. Novotel Citygate	51 Man Tung Road, Tung Chung	Hotel	20.00	47,344
				743,876



"The facilities really contribute to making this a first class living environment. The huge clubhouse goes beyond my expectations, providing everything from an extensive spa to a six star gym. You couldn't ask for more."

Atsushi Hashimoto
Grand Promenade resident



Grand Promenade provides panoramic 270° views across the harbour from Central to Lei Yue Mun.

Up to the year end, 1,532 units and 329 units at Grand Promenade and CentreStage respectively were sold. Cumulatively, 76% and 85% respectively of the units at these two projects have been sold. A sales launch for CentrePlace is set to take place shortly. Novotel Citygate opened its doors to guests in April 2006.

Property Sales

A series of interest rate increases led to slower property transactions in the second half of the financial year. In light of the then cautious market sentiment, the Group decided to defer the launch of a few new developments including Grand Waterfront at To Kwa Wan until this August, so as to capitalize on subsequent improved conditions. As a result, the Group sold during the year an attributable HK$3,434.6 million worth of properties in Hong Kong as compared with HK$6,810.9 million for the year before.

At the year end, the Group had a total of 6,486 residential units available for sale from the following major property development projects:

(1) Major completed development projects offered for sale:

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	No. of residential units unsold & pending sale as at financial year end	Gross area of remaining unsold residential units (sq.ft.)
1. Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2. Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	48	145,849
3. King's Park Hill 1-98 King's Park Hill Road	168,392	241,113	Residential	61.76	34	75,121
4. Palatial Crest 3 Seymour Road	17,636	185,295	Commercial/ Residential	63.35	20	25,823
5. Royal Peninsula 8 Hung Lai Road	162,246	1,478,552	Residential	50.00	38	47,276
6. Sereno Verde & La Pradera 99 Tai Tong Road, Yuen Long	380,335	1,141,407	Residential	44.00	14	12,355
7. Royal Terrace 933 King's Road	16,744	138,373	Commercial/ Residential	100.00	24	19,795
8. Park Central - Phases 1 & 2 Tseung Kwan O Town Lot Nos. 57 and 66	359,883	2,932,813	Commercial/ Residential	24.63	53	43,861
9. Metro Harbour View - Phases 1 & 2 8 Fuk Lee Street	228,595	1,714,463	Residential	60.64	204	117,960
10. Paradise Square 3 Kwong Wa Street	17,297	159,212	Commercial/ Residential	100.00	50	31,927
11. Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	63.06	488	511,549
12. Splendid Place 39 Taikoo Shing Road	10,405	86,023	Commercial/ Residential	75.00	18	12,059
13. Central Heights Park Central - Phase 3	39,148	319,066	Residential	25.00	215	193,649
14. Royal Green - Phase 1 18 Ching Hiu Road, Sheung Shui	97,133 *(Note 1)*	320,262	Residential	45.00	211	144,669
15. CentreStage 108 Hollywood Road and 1-17 Bridges Street	26,903	276,971	Commercial/ Residential	100.00	59	71,551
				Sub-total:	1,524	1,618,111
				Gross area attributable to the Group:		1,053,091

(2) *Projects under construction offered for pre-sale and projects pending sale or pre-sale:*

Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Residential	
					No. of units	Gross area (sq.ft.)
(A) Project under construction offered for pre-sale						
1. Royal Green - Phase 2 18 Ching Hiu Road, Sheung Shui	97,133 *(Note 1)*	165,358	Residential	45.00	187	152,712
(B) Projects pending sale or pre-sale						
2. Scenic Horizon 250 Shau Kei Wan Road	6,808	54,810	Commercial/ Residential	18.13	100	50,227
3. CentrePlace 1 High Street	15,824	63,666	Residential	100.00	95	63,666
4. Grand Waterfront 38 San Ma Tau Street, To Kwa Wan	130,523	1,109,424	Commercial/ Residential	*(Note 2)*	1,782	978,923
5. The Sherwood 8 Fuk Hang Tsuen Road, Tuen Mun	396,434	836,868	Commercial/ Residential	100.00	1,576	806,729
6. The Beverly Hills Tai Po Town Lot No. 161	982,376 *(Note 3)*	1,164,126	Residential	90.10	535	1,164,126
7. 50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	119	54,487
8. 33 Lai Chi Kok Road, Mong Kok	9,600	84,156	Commercial/ Residential	100.00	108	68,284
9. Lot No. 1740 in DD 122 Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
10. 500-502 Tung Chau Street, Cheung Sha Wan	35,629	320,660	Commercial/ Residential	100.00	400	267,216
Sub-total:					**4,962**	**3,685,151**
Gross area attributable to the Group:						**2,916,857**
Total saleable residential units and total residential gross area from the major development projects:					**6,486**	**5,303,262**
Total gross area attributable to the Group:						**3,969,948**

Note 1: *Total site area for the whole Phase 1 and Phase 2 of the "Royal Green" is 97,133 square feet.*

Note 2: *The Group has respective interests of 46.07% and 26.13% in the residential portion and the commercial portion of this project.*

Note 3: *This project will be sold in phases.*



Royal Green. Spacious, refined living in lush surroundings.

Progress of Major Residential and Hotel Developments

Royal Green - Phase 2, 18 Ching Hiu Road, Sheung Shui (45% owned)

Site area	:	97,133 square feet (for the whole "Royal Green" project)
Gross floor area	:	165,358 square feet
Residential units	:	282 (of which 187 remained unsold at the year end)
Expected completion	:	August 2006

Its 39-storey tower stands majestically high above all other buildings in the area and are set amidst gorgeous lush green surroundings. Typical units range in size from 500 square feet to 940 square feet. The development's luxurious "Green Palace" duplex units are situated at the top of the tower and provide residents with breathtaking panoramic views. From the grand entry foyer and hotel-style lobby to the exclusive resort-style residents' clubhouse, every detail of this development reflects the Group's attention to world-class design and architectural standards.

163 Wai Yip Street, Kwun Tong (100% owned)

Site area	:	19,050 square feet
Gross floor area	:	241,663 square feet
Guest rooms	:	598
Expected completion	:	January 2007

This site will be developed into a 31-storey hotel offering 598 stylish guest rooms, gourmet restaurants and exceptional hospitality to travellers and local residents alike.

Grand Waterfront, 38 San Ma Tau Street, To Kwa Wan (46.07% owned in residential portion and 26.13% in commercial portion)

Site area	:	130,523 square feet
Gross floor area	:	1,109,424 square feet
Residential units	:	1,782
Expected completion	:	March 2007

Dominating Victoria Harbour, the Grand Waterfront represents the latest in world-class waterfront living. With 5 residential towers over a commercial podium, units in the development will range from 500 square feet 2-bedroom apartments to executive units of over 1,700 square feet. The project's state of the art home automation technology and luxurious clubhouse have been specifically tailored to the lifestyle demands of modern city dwellers.



Grand Waterfront. Designed with the ultimate urbanite in mind – harbour-side living with state-of-the-art home automation technology.



City living in the country. The luxurious townhouses and exceptional facilities of The Beverly Hills are set in the hills overlooking Tolo Harbour.

Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long (100% owned)

Site area	:	78,781 square feet
Gross floor area	:	78,781 square feet
Residential units	:	60
Expected completion	:	June 2007

This site will be developed into 11 low-density residential blocks and two luxurious detached houses with a total gross floor area of approximately 78,000 square feet. In total there will be 60 units including low-rise apartments, duplex units and deluxe private villas together with car parking and clubhouse facilities.

The Beverly Hills, Tai Po Town Lot No. 161 (90.10% owned)

Site area	:	982,376 square feet
Gross floor area	:	1,164,126 square feet
Residential units	:	535
Expected completion	:	September 2007 (Phase 3)

The site will be developed by phases into 535 luxurious houses with a total gross floor area of approximately 1,164,000 square feet and approximately 1,000 car parking spaces. The first two phases comprising 372 houses have a total gross floor area of approximately 723,000 square feet. Completed in July 2002, these two phases are undergoing upgrading work, which is expected to be completed in late 2006. Phase 3 will be developed into 163 luxurious houses with a total gross floor area of approximately 441,000 square feet. Superstructure work is in progress.

500-502 Tung Chau Street, Cheung Sha Wan (100% owned)

Site area	:	35,629 square feet
Gross floor area	:	320,660 square feet
Residential units	:	400
Expected completion	:	August 2008

This residential development consists of a 38-storey twin tower above a 6-storey shopping and car-parking podium. The total gross floor area of the site is approximately 320,660 square feet and comprises approximately 400 residential flats, 97 car parking spaces, a podium and clubhouse facilities. Piling work has been completed and superstructure work is now in progress.

11-12 Headland Road, Island South (44.42% owned)

Site area	:	43,492 square feet
Gross floor area	:	32,619 square feet
Residential units	:	4
Expected completion	:	August 2008

This site will be developed into four three-storey luxurious mansions with a total gross floor area of approximately 32,600 square feet. The living space of each mansion will range from the basement up to the second floor and will be complemented by a private roof, garden, swimming pool and car parking spaces.

33 Lai Chi Kok Road, Mong Kok (100% owned)

Site area	:	9,600 square feet
Gross floor area	:	84,156 square feet
Residential units	:	108
Expected completion	:	September 2008

This site will be developed into a 28-storey residential tower over a two-level commercial podium, complemented by a residents clubhouse. Deluxe duplex units will be situated on the top floor of the tower, leading to a private roof. The development will provide a total gross floor area of approximately 84,000 square feet.

Yau Tong Bay Marine Lots and Associated Areas (19.01% owned)

The environmental impact assessments of both the reclamation and the proposed development of this site were approved by the Director of Environment Protection Department in April 2002. Subsequently, in June 2002, the new Cha Kwo Ling, Yau Tong, Lei Yue Mun Outline Zoning Plan incorporating the extension of the Comprehensive Development Area ("CDA") boundary and increase in development intensity was gazetted by the Town Planning Board. The entire CDA site is intended to be developed into 38 residential towers with a total gross floor area of 9.7 million square feet, of which 1.72 million square feet is attributable to the Group. The Planning Department is now reviewing the reclamation involved in order to assess whether it is in compliance with the Protection of Harbour Ordinance.

Progress of Major Office and Industrial Property Developments

The Group has many new offices and industrial properties in the pipeline providing some 1.7 million square feet in gross floor area. The majority of these properties, amounting to 1.3 million square feet, will become premium office and commercial spaces equipped with state-of-the-art facilities to meet the needs of modern companies and multinational corporations. Industrial space accounts for the approximately 0.4 million square feet. They are well positioned to benefit from the impending redevelopments of Kwun Tong town centre and the former Kai Tak airport site in Southeast Kowloon.

Commercial / Office

- **223-231 Wai Yip Street, Kwun Tong (88.5% owned)**
  This site comprises 91,000 square feet site in the commercial hub of Kowloon East. Two premium office towers will be built on the site with a floor area of over 1.0 million square feet, fully equipped with the latest intelligent automation system, a convention centre, a retail podium and ample parking spaces. Upon completion by the fourth quarter of 2007, it will become the landmark development in Kowloon East and bring significant return to the Group.

- **9-11 Sheung Hei Street, San Po Kong (100% owned)**
  This development will comprise approximately 125,000 square feet of office space. Foundation work is in progress and the development is expected to be completed in early 2008.

- **712 Prince Edward Road East, San Po Kong (100% owned)**
  This site will be developed into an office building with a total gross floor area of approximately 216,000 square feet. Foundation work is in progress and the development is expected to be completed by the end of 2008.

Industrial

- **1-3 Tai Yau Street, San Po Kong (70% owned)**
  This site will be developed into a 22-storey modern industrial building with a total gross floor area of about 189,400 square feet. Foundation works were completed in July 2006 and the development is expected to be completed in late 2007.

- **78 Hung To Road, Kwun Tong (100% owned)**
  This site will be developed into a modern industrial building with a total gross floor area of approximately 120,000 square feet. Upon completion of the foundation works in September 2006, superstructure works will commence, with expected completion in early 2008.

- **52 Hung To Road, Kwun Tong (100% owned)**
  This development will contain approximately 125,000 square feet of industrial space and the scheduled completion date is mid-2008.


Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Tai Po
Ma On Shan
New Territories
Shatin
Sai Kung
Yuen Long
Tuen Mun
Tsuen Wan
Kowloon
Lai King
Tsing Yi
Kowloon Tong
Mong Kok
Hunghom
Tseung Kwan O
Hong Kong International Airport
Discovery Bay
Tung Chung
Mui Wo
Lantau Island
Central
Quarry Bay
Hong Kong Island
Chai Wan

Major Projects Under Development

	Location	Residential	Commercial	Office	Hotel	Industrial
		●	●	●	●	●
1	Royal Green - Phase 2	●				
2	Newton Hotel		●		●	
3	Grand Waterfront	●	●			
4	Lot No.1740 in DD 122, Tong Yan San Tsuen	●				
5	The Beverly Hills	●				
6	223-231 Wai Yip Street		●	●		
7	1-3 Tai Yau Street					●
8	9-11 Sheung Hei Street			●		
9	78 Hung To Road					●
10	52 Hung To Road					●
11	500-502 Tung Chau Street	●	●			
12	11-12 Headland Road	●				
13	33 Lai Chi Kok Road	●	●			
14	712 Prince Edward Road East			●		

Major Completed Development Projects *offered for sale or pending sale*

	Location	Residential	Commercial	Office	Hotel	Industrial
15	Casa Marina I & II	●				
16	King's Park Hill	●				
17	Palatial Crest	●				
18	Royal Peninsula	●				
19	Sereno Verde & La Pradera	●				
20	Royal Terrace	●				
21	Park Central - Phases 1 & 2	●				
22	Metro Harbour View - Phases 1 & 2	●				
23	Paradise Square	●				
24	Grand Promenade	●				
25	Splendid Place	●				
26	Central Heights	●				
27	Royal Green - Phase 1	●				
28	CentreStage	●				
29	Scenic Horizon	●				
30	CentrePlace	●				
31	The Sherwood	●				
32	50 Tan Kwai Tsuen	●				

Existing Line

- MTR
- Airport Express
- Tung Chung Cable Car
- KCR East Rail
- KCR West Rail
- KCR Ma On Shan Rail
- Light Rail
- Cross Harbour Tunnels
- Route 3

Under Construction

- Lok Ma Chau Spur Line
- Kowloon Southern Link

Under Planning

- Shatin to Central Link


"The power of visionary thinking, the desire to maintain Hong Kong's position as a world financial centre and a revolution in design - International Finance Centre - Hong Kong's icon to the world."
Cesar Pelli
Architect, Two ifc.

Business in Hong Kong
Property Investment

2006 Highlights

- *Approximately HK$2,730.0 million of gross rental income, including contributions from jointly controlled entities*
- *Approximately 9.24 million square feet of completed investment properties and hotels*
- *Quality portfolio with core properties attaining 95% occupancy at the year end*

The Group's gross rental income, including attributable contributions from jointly controlled entities, increased by 16.0% during the year to approximately HK$2,730.0 million. Net rental income increased from last year's HK$1451.3 million to HK$1707.5 million. Average occupancy of the Group's core rental properties remained robust, at 95% as at the end of the period under review. During the year, 26.6% of the tenancies in the Group's investment properties, representing gross floor area of about 1.3 million square feet, were renewed.

Commercial

Increased retail spending as a result of the improved economy, coupled with an influx of mainland and overseas visitors, continued to bolster the local retail sector and fuelled solid performance at the Group's retail sites.

IFC Mall is now established as a major retail and leisure destination in Central. The Mall maintained near full occupancy throughout the year with an attractive tenant mix that includes international brand name retailers and up-market restaurants. The Group's wider network of large-scale shopping malls in new towns, including Metro City Phases II & III in Tseung Kwan O, Sunshine City in Ma On Shan, City Landmark in Tsuen Wan, Trend Plaza in Tuen Mun, Shatin Centre and Shatin Plaza, also performed well with high occupancy levels.

During the year the Group continued to upgrade and renovate its substantial portfolio of shopping centres with the intention of creating a better retail experience for shoppers, satisfying changing customer tastes and increasing sales for tenants.

Phase 1 of renovation works at Trend Plaza in Tuen Mun was completed in early 2006, with phases 2 and 3 set to commence in 2007. Rental income at the Trend Plaza increased by 30% during the year, while double-digit business growth was reported by tenants over the same period. This process of realigning the tenant mix and upgrading facilities to create more attractive retail environments will continue at the Group's other shopping centres such as Shatin Plaza and Metro City II in Tseung Kwan O.



ifc mall. Hong Kong's premier retail and entertainment destination.



Four Seasons Place – Hong Kong's most exclusive address.



"State of the art infrastructure, CBD location and accessibility combine to make Two ifc a truly world-class property - a beautiful building in which to welcome our clients, a tremendous working environment for our employees - and that's before mentioning the amazing views."

Mr. Matthew McGrath
Managing Director
Regional Head of Corporation Communications
UBS AG

Offices

The Group's office portfolio comprises approximately 2.5 million square feet of rental office space. During the year, the office market recorded strong rental growth, fuelled by greater demand particularly from the finance and other services sectors. Following the final completion of the IFC in September 2005, the office space in IFC is almost fully leased. The Group's two other quality office towers in prime locations, Kowloon Building in Mong Kok and AIA Tower in North Point, also experienced strong demand, achieving occupancy levels of over 98% and 96% respectively at the year end.

Residential

The Group has about 1 million square feet of residential investment properties, including luxury developments such as Four Seasons Place in Central and Eva Court in Mid-Levels. With multinational companies increasing their headcounts and an increasing influx of expatriates being based in Hong Kong, the demand for both serviced suites and residential accommodation remained strong. The serviced suites at Four Seasons Place were the most sought after of their kind in Hong Kong, enjoying satisfactory occupancy level and room rates. Eva Court enjoyed 92% occupancy as at the end of the period under review.

Industrial

The Group also owns a number of industrial premises, making its investment property portfolio more balanced and diversified.

Property Investment

Major Completed Investment Properties

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
Hong Kong Island									
Eva Court	36 MacDonnell Road, Mid-Levels	2895	67.94	73,521	–	–	–	73,521	32
Golden Centre	170-188 Des Voeux Road Central, Central	2050	100.00	–	21,842	134,450	–	156,292	
ING Tower (formerly known as Aetna Tower)	308-320 Des Voeux Road Central / 98-116 Wing Lok Street	2865	100.00	–	31,987	182,373	–	214,360	
On Loong Commercial Building (excluding 6/F-A & 21/F)	276-278 Lockhart Road, Wanchai	2027	100.00	–	1,708	23,856	–	25,564	
Joseph Yen Industrial Building	24 Lee Chung Street, Chai Wan	2038 *(Note 1)*	100.00	–	–	–	114,300	114,300	10
AIA Tower	183 Electric Road, North Point	2047	94.56	–	21,123	463,412	–	484,535	242
One International Finance Centre	1 Harbour View Street, Central	2047	38.34	–	50,278	300,770	–	351,048	135
Two International Finance Centre (excluding levels 55, 56 and 77 to 88)	8 Finance Street, Central	2047	38.34	–	195,108	632,706	–	827,814	365
Four Seasons Place	8 Finance Street, Central	2047	38.34	203,222	–	–	–	203,222	
248 Queen's Road East (formerly known as MLC Tower and CEF Life Tower)	248 Queen's Road East, Wanchai	2854	17.13	–	1,967	55,401	–	57,368	8
Nine Queen's Road Central (4/F, 18/F, 20/F & 32/F)	Nine Queen's Road Central	*(Note 2)*	100.00	–	–	54,974	–	54,974	
CentreStage	108 Hollywood Road and 1-17 Bridges Street	2072	100.00	–	16,084	–	–	16,084	64
Kowloon									
Hollywood Plaza	610 Nathan Road, Mong Kok	2047	22.64	–	22,762	43,760	–	66,522	
Kowloon Building	555 Nathan Road, Mong Kok	2060	67.94	–	19,468	57,496	–	76,964	
Righteous Centre	585 Nathan Road, Mong Kok	2037	100.00	–	10,763	41,004	–	51,767	
Winning Centre	29 Tai Yau Street, San Po Kong	2047	100.00	–	–	–	150,212	150,212	
Well Tech Centre (1/F to 15/F & 20/F to 29/F)	9 Pat Tat Street, San Po Kong	2047	67.94	–	–	–	92,654	92,654	32
579 Nathan Road	579 Nathan Road, Mong Kok	2037	100.00	–	7,805	18,810	–	26,615	
Paradise Square	3 Kwong Wa Street, Mong Kok	2054	100.00	–	25,979	–	–	25,979	72
Everglory Centre	1B Kimberley Street, Tsimshatsui	2042	100.00	–	3,797	24,762	–	28,559	
Dragon Centre	79 Wing Hong Street, Cheung Sha Wan	2023	100.00	–	–	–	172,117	172,117	76

Major Completed Investment Properties (cont'd)

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
New Territories									
Fanling Centre	33 San Wan Road, Fanling	2047	92.61	–	140,316	–	–	140,316	279
Flora Plaza	88 Pak Wo Road, Fanling	2047	60.00	–	94,657	–	–	94,657	130
Block C, Hang Wai Industrial Centre	Pui To Road / Kin On Street / Kin Wing Street/ Kin Tai Street, Tuen Mun	2047	67.94	–	–	–	198,564	198,564	130
The Trend Plaza	Tuen Mun Heung Sze Wui Road, Tuen Mun	2047	67.94	–	132,673	–	–	132,673	53
Marina Cove	Lot No. 526 in D.D. No. 210, Sai Kung	2047	40.00	–	9,566 *(Note 3)*	–	–	9,566	151
City Landmark I (formerly known as City Landmark)	68 Chung On Street, Tsuen Wan	2047	74.96	–	138,555	156,981	–	295,536	100
City Landmark II (formerly known as Town Square)	145-165 Castle Peak Road, Tsuen Wan	2047	91.66	–	142,093	–	–	142,093	116
Skyline Plaza	88 Tai Ho Road, Tsuen Wan	2047	100.00	–	154,259	–	–	154,259	104
Shatin Centre	2-16 Wang Pok Street, Sha Tin	2047	67.94	–	67,960	–	–	67,960	370
Shatin Plaza	21-27 Shatin Centre Street, Sha Tin	2047	77.55	–	114,730	–	–	114,730	104
Blocks A & B, Sunshine City	18 On Shing Street, Ma On Shan	2047	100.00	–	9,305	–	–	9,305	–
Blocks C & D Sunshine City	22 On Shing Street, Ma On Shan	2047	50.00	–	5,118	–	–	5,118	–
Blocks N, P, Q & R, Sunshine City	8 On Shing Street, Ma On Shan	2047	100.00	–	58,881	–	–	58,881	196
Sunshine City Plaza	18 On Luk Street, Ma On Shan	2047	100.00	–	532,637	–	–	532,637	831
Sunshine Bazaar	628 Sai Sha Road, Ma On Shan	2047	100.00	–	79,642	–	–	79,642	234


Completed Investment Properties
(GFA in million square feet)
10
8
6
4
2
0
6.6
7.7
7.9
8.0
8.3
02'
03'
04'
05'
06'



A combined residential and commercial development, The Sherwood includes extensive clubhouse facilities for residents.

Major Completed Investment Properties (cont'd)

Name	Location	Lease expiry	Group's interest (%)	Attributable gross floor area (square feet) Residential	Commercial	Office	Industrial/ Office	Total	Attributable no. of carpark
New Territories *(cont'd)*									
Citimall	1 Kau Yuk Road, Yuen Long	2047	100.00	–	140,341	–	–	140,341	51
La Cité Noble Shopping Arcade	1 Ngan O Road, Tseung Kwan O	2047	100.00	–	35,186	–	–	35,186	–
Dawning Views Plaza	23 Yat Ming Road, Fanling	2047	100.00	–	87,766	–	–	87,766	–
Metro City Phase 2 Shopping Arcade	8 Yan King Road, Tseung Kwan O	2047	100.00	–	956,849	–	–	956,849	669
The Metropolis, Metro City Phase 3 Shopping Arcade	8 Mau Yip Road, Tseung Kwan O	2047	100.00	–	266,954	–	–	266,954	232
Citygate	20 Tat Tung Road, Tung Chung, Lantau Islands	2047	20.00	–	92,536	32,280	–	124,816	233
The Beverly Hills, Phases 1 & 2	Tai Po Town Lot, No. 161, Tai Po	2047	90.10	489,361	–	–	–	489,361	–
The Sherwood	8 Fuk Hang Tsuen Road, Tuen Mun	2052	100.00	–	30,139	–	–	30,139	308
			Total:	766,104	3,720,834	2,223,035	727,847	7,437,820	5,327

Note 1: *It is renewable for 75 years.*

Note 2: *Of the four lots, three lots will expire in 2854 and the remaining lot will expire in 2856.*

Note 3: *There are also 121 pontoons and 30 hardstand spaces attributable to the Group.*

Major Completed Investment Properties



Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
Tai Po
New Territories
Yuen Long
Ma On Shan
Shatin
Sai Kung
Tsuen Wan
Tuen Mun
Kowloon
Lai King
Tsing Yi
Kowloon Tong
Hong Kong International Airport
Mong Kok
Hunghom
Tseung Kwan O
Discovery Bay
Tung Chung
Central
Quarry Bay
Mui Wo
Lantau Island
Hong Kong Island
Chai Wan

Major Completed Investment Properties

	Location	Residential	Commercial	Office	Industrial/Office
		●	●	●	●
1	Eva Court	●			
2	Golden Centre		●	●	
3	ING Tower		●	●	
4	On Loong Commercial Building		●	●	
5	Joseph Yen Industrial Building				●
6	AIA Tower		●	●	
7	One International Finance Centre		●	●	
8	Two International Finance Centre		●	●	
9	Four Seasons Place	●			
10	248 Queen's Road East		●	●	
11	Nine Queen's Road Central			●	
12	CentreStage		●		
13	Hollywood Plaza		●	●	
14	Kowloon Building		●	●	
15	Righteous Centre		●	●	
16	Winning Centre				●
17	Well Tech Centre				●
18	579 Nathan Road		●	●	
19	Paradise Square		●		
20	Everglory Centre		●	●	
21	Dragon Centre				●
22	Fanling Centre		●		
23	Flora Plaza		●		
24	Block C, Hang Wai Industrial Centre				●
25	The Trend Plaza		●		
26	Marina Cove		●		
27	City Landmark I		●	●	
28	City Landmark II		●		
29	Skyline Plaza		●		
30	Shatin Centre		●		
31	Shatin Plaza		●		
32	Blocks A & B, Sunshine City		●		
33	Blocks C & D Sunshine City		●		
34	Blocks N, P, Q & R, Sunshine City		●		
35	Sunshine City Plaza		●		
36	Sunshine Bazaar		●		
37	Citimall		●		
38	La Cité Noble Shopping Arcade		●		
39	Dawning Views Plaza		●		
40	Metro City Phase 2 Shopping Arcade		●		
41	The Metropolis		●		
42	Citygate		●	●	
43	The Beverly Hills, Phases 1 & 2	●			
44	The Sherwood		●		

Existing Line

- MTR
- Airport Express
- Tung Chung Cable Car
- KCR East Rail
- KCR West Rail
- KCR Ma On Shan Rail
- Light Rail
- Cross Harbour Tunnels
- Route 3

Under Construction

- Lok Ma Chau Spur Line
- Kowloon Southern Link

Under Planning

- Shatin to Central Link

Business in Hong Kong
Property Related Businesses


Environment, Transport
and Works Bureau
環境運輸及工務局
2005年度公德地盤嘉許計劃



The conscientious approach of the Group's construction division to every project is reflected in the numerous industry awards it receives.

Hotels

The number of tourist arrivals in Hong Kong has steadily increased during the year, driven by continued economic growth and the expansion of the Individual Visit Scheme for mainland tourists coming to Hong Kong. These factors contributed to the Group's three Newton hotels recording a marked increase in room revenue for the year, resulting in a higher average occupancy of 82% and a 9.3% growth in average room rates. The restaurants in these hotels, particularly at the Newton Hotel Hong Kong, also performed well with a double-digit growth in business.

The Group is constructing a new hotel in Kwun Tong. On completion in early 2007, this 31-storey hotel building will become a new landmark in Kowloon East offering 598 luxurious rooms complemented by innovative food and beverage concepts.

The grand opening of the luxurious Four Seasons Hotel took place in September 2005, bringing a new standard of deluxe accommodation, elegant decor and fine dining to Hong Kong. The Hotel's prime location in the IFC complex at the heart of city created an immediate high demand for its rooms from international business and leisure travellers. The Hotel provides an exceptional experience in every detail, with the intuitive, personalised Four Seasons service that has earned the acclaim of discerning travelers for over four decades. The Four Seasons Hotel is also widely regarded as the best dining venue as its excellent restaurants offer a range of exotic gourmet and local delicacies.

Construction

The construction division plays a vital role in the Group's ability to deliver projects of the highest standards. The early involvement of the construction division during the design stage of projects ensures that design and constructability of projects are core consideration and that quality and cost controls are adhered to throughout, thereby improving returns.

Utilizing the division, the Group is able to build desirable properties that use areas efficiently while benefiting from proper circulation, appealing building form and advanced construction technology. This helps to fulfil our commitment to delivering beyond expectations to our customers.

The Group maintains constant communications with its construction staff in order to advance their work skills and enhance site safety. The Group is also committed to various green initiatives during construction that have been widely recognized as being effective in minimizing the impact of new developments on neighbourhoods and on the environment. For its conscientious approach the Group has consecutively received numerous accolades including "Outstanding Waste Management Performance Grand Award" and "Considerate Contractors Site Award" from the Environment, Transport and Works Bureau.

Property Management

The Group's reputation for excellent customer service is significantly attributable to the work of its property management subsidiaries, Well Born Real Estate Management Limited and Hang Yick Properties Management Limited. These companies currently manage some 200 property developments across the territory, comprising a total of over 73,000 residential, commercial and industrial units and shops, and more than 16,000 car parking spaces. They continue to win widespread praise from the public for their dedication to creating comfortable living conditions for residents, friendly shopping experiences for customers and business friendly environments for entrepreneurs.

The two companies' unrivalled reputation in the property management industry has earned widespread recognition from many professional organizations. The 146 performance-related accolades received by the companies this year included being named Business Superbrands, winning the Customer Relationship Excellence Awards for the fourth consecutive year and winning the Grand Award of Hong Kong's first Green Building Awards.




EMSD
2006

The Group's property management subsidiaries, Wellborn and Hang Yick, have won many performance accolades for their outstanding customer service.


DINNER

Hong Kong Management Association Chairman Dr. David Li presents the Group's other property management subsidiary, Goodwill, with the 2005 Management Development Credit Unit Award. The award recognises the company's significant commitment to staff training.

Business in Hong Kong
Marketing

As one of the largest property developers in Hong Kong, the Group has adopted a dynamic and innovative approach to brand building in order to retain a dominant position and share of voice in the highly competitive property market. During the year, the Group's successful sales and promotion campaigns for its major developments have won unprecedented industry-wide acclaim. Its use of innovative marketing techniques has been effective in establishing a good appetite for its properties among potential buyers as well as creating a distinct positioning for certain developments among niche target segments, such as expatriate buyers.

Grand Promenade
(38 Tai Hong Street, Sai Wan Ho)

The award-winning promotional campaign for Grand Promenade emphasized the unrivalled location and quality of living offered by this property, as the largest luxury waterfront residential development of the Group in Island East. Using a theme of "Island East, Island's Best," promotional activities leveraged the Group's philosophy to "Put People First" by showcasing the unique appeal and quality inherent in all aspects of this development including the master layout, spatial arrangement, premises design, clubhouse facilities, and fittings and finishes.

The Group's emphasis on "CUSTOMER" is at the heart of its project marketing strategies.

C	= Convenience
U	= Up-to-date
S	= Services
T	= Technology
O	= Operators
M	= Management
E	= Education
R	= Relaxation



嘉亨灣
港島東 港島最
最明艷照人的優越享受
6星級豪華住客會所 CLUB@SEA



嘉亨灣
ISLAND EAST
LADIES' ENJOYMENT
LET'S GO

"Island East, Island's Best". The highly original marketing campaign for Grand Promenade won a host of industry awards.

The above-the-line promotional campaign for Grand Promenade was designed to create maximum visibility and impact using multiple channels to reach audience. The campaign ran extensively via outdoor channels including pioneering helicopter flypasts and ferry banners as well as giant outdoor fixed banners and video screens. Advertisements also ran on the main tram, bus and MTR routes, on local TV and radio and in the print media. Other campaign elements included direct mail, free tram shuttles for show flat visitors and a carefully crafted press programme which targeted print media exposure to complement the above-the-line activities. To enhance its international image, Grand Promenade became the first Hong Kong property development to publish a sales brochure in 12 languages.

The Grand Promenade campaign created a strong demand among prospective buyers with half of the units on offer being sold within the first three weeks of the campaign for a gross total of HK$6 billion. 90,000 prospective buyers visited the show flats over the same period. Some of the units on the upper floors were sold at record prices for a new property in this location. Overseas interest in the development was strong, particularly among Japanese and Korean buyers, and 13% of all buyers were expatriates.

The marketing strategy for the launch of Grand Promenade won The Hong Kong Institute of Surveyors' Best Project Marketing Award and the Institute's Top 10 Best Brochure Award.









Sumo and Geisha. Japanese Week sales promotion activities to celebrate the launch of Grand Promenade's extensive 5 star clubhouse facilities.

CentreStage
(108 Hollywood Road and 1-17 Bridges Street, Central)

"In love with the city" was the theme for the marketing campaign of CentreStage. Targeted at both local and expatriate young upwardly mobile professional buyers, the campaign promoted the development as a cosmopolitan luxury city residence and linked the property to high fashion throughout.

A CentreStage sales brochure was created to resemble a fashion catalogue using images specially shot by world-renowned British fashion and portrait photographer Nigel Barker (judge of US television show "America's Next Top Model"). Ten international models took part in Mr Barker's shoot in Hong Kong. He also hosted a cocktail reception at which he personally autographed CentreStage sales brochures.

To promote harmonious community relations for CentreStage, the Group submitted its proposals for enhancing the streetscape and preserving the greenery around Hollywood Road and Sun Yat Sen Historical Trail to the Government.

Following the success of the Grand Promenade launch, the CentreStage campaign adopted a similar, mass communication approach with TV commercials supported by static outdoor displays and helicopter banner advertisements. To showcase the quality of the fixtures and fittings used in CentreStage units, the Group conducted a tour for Hong Kong press to the New York headquarters of Varenna, one of the world's leading kitchen specialists. Varenna's highly sophisticated and elegant designs have been used in each CentreStage unit. The campaign also comprised point-of-sale activities in upscale Lan Kwai Fong and SOHO bars and restaurants using booth displays and promotional materials to directly reach and inform the target audience.

The campaign's success led to 60% of the CentreStage residential units being sold on the first day of the launch, with a total 80% of the entire development sold within the first two weeks. 20% of all buyers were expatriates. The CentreStage launch created a new record for prices per square foot among Mid-Levels properties.

The CentreStage advertising campaign was shortlisted for the 2006 EFFIE Awards, which are presented annually by the New York American Marketing Association. The Awards recognise campaigns that have delivered superior results in achieving the pre-defined objectives. CentreStage was the only Hong Kong property project finalist in the Real Estate Category.

Grand Waterfront
(38 San Ma Tau Street, Kowloon)

The promotional campaign for Grand Waterfront established a marketing precedent in Hong Kong by appointing Jennifer Hawkins, Miss Universe 2004, as the ambassador for its launch. The rationale


聚賢居
CentreStage

A Henderson Land 'first' in property marketing, 'billboards in the sky' created outstanding awareness for Grand Promenade and CentreStage.


聚賢居
CentreStage





Nigel Barker, the world-renowned fashion photographer and judge on US TV show America's Next Top Model, put his talents to good use for the CentreStage marketing campaign.


Grand Waterfront
翔龍灣


Grand Waterfront
翔龍灣

World-class beauty in harmony with world-class luxury living. Jennifer Hawkins, Miss Universe 2004 was chosen as the ambassador for Grand Waterfront and featured throughout the marketing campaign.

behind leveraging the image of a Miss Universe was to celebrate the perfect harmony between world-class beauty and a world-class luxury residence.

The campaign for Grand Waterfront sought to establish pre-sales recognition of this development among the target audience. Consequently, continuous marketing initiatives were undertaken to promote its intrinsic uniqueness.

The technical excellence of the development was highlighted in a press conference that announced the use of Microsoft's Windows XP Media Center Edition in all Grand Waterfront Executive Units. Offering the ultimate in digital entertainment experience to residents, Grand Waterfront is the first property project in Hong Kong to offer such multimedia technology as an inbuilt feature. Further pioneering technical achievements of Grand Waterfront were highlighted by press tours to the Samsung intelligent home exhibition in Seoul and the Aiphone showroom in Tokyo. These tours demonstrated the Group's precedence as the first Hong Kong property developer to introduce Samsung bathroom TVs as standard in all units of one of its developments.

Another press tour was conducted to New York to visit the biggest showroom of Poggenpohl, one of the world's leading manufacturers of luxury fitted kitchens. Poggenpohl products are features of each Grand Waterfront Executive Units.

Further profile raising activities included a press conference to announce the appointment of Jones Lang LaSalle to manage the overseas sales of Grand Waterfront through sales offices to be set up in various international cities including Tokyo, London, Beijing and Sydney.

Henderson Club

Henderson Club is a stakeholder-oriented initiative based on the Group's philosophy of exceeding customer expectations through excellence in service delivery and product quality. The Club is growing into a useful customer relationship management mechanism for the Group, rewarding loyal customers by delivering valuable lifestyle benefits and privileges to them.

Another year of development of the Club scheme saw membership numbers continuing to increase steadily, while the introduction of new promotions generated a good response from existing members.

Among the variety of complimentary membership activities during the year were free health talks organized by Union Hospital, exclusive previews of the show suites for new Group properties including Four Seasons Place and CentreStage, regular make-up and skincare workshops, cooking classes, health workshops, local tours and summer barbecues.

The Henderson Club Visa Card (co-branded with the Bank of East Asia) offers exclusive privileges and a bonus point scheme to cardholders. The Card's welcome offers are changed regularly with the latest welcome gift in 2006 being an all-in-one printer/cookware set. During the year the Card payment scheme was further enhanced to enable cardholders to pay parking space rental and management fees, and residential management fees.

Henderson Club continues to review its membership benefits on a regular basis and will be introducing further product and service enhancements during the coming year.

Business in Hong Kong
Subsidiary and Associated Companies

Henderson Investment Limited

At 30 June 2006, the Group held a 67.94% interest in this listed subsidiary. For the year ended that date, the consolidated net profit after taxation and minority interests of Henderson Investment amounted to HK$3,667.2 million, an increase of HK$159.5 million or 4.5% over the re-stated profit for the previous year.

The underlying profit for the year, excluding the revaluation surplus of investment properties, was HK$2,066.1 million, or a decrease of HK$154.3 million or 6.9%. Based on the underlying profit, earnings per share were HK$0.72 (2005 re-stated: HK$0.79).

Property Investment

Together with the investment properties held by its listed associates, Henderson Investment has a vast portfolio with a total attributable gross floor area of 2.0 million square feet. For the year under review, its gross rental income remained stable at HK$613.8 million, with average occupancy maintained at a high 95% at the year end.

Hotel

Newton Hotel Hong Kong and Newton Hotel Kowloon, with average occupancy increased to 83% and average room rate growth of 9.7%, recorded marked increase in room revenue for the year, with double-digit growth in business.

Infrastructural Projects

Henderson Investment holds 64% of China Investment Group Limited, which is engaged in the toll-bridge and toll-road joint venture operations in Mainland China. Owing to the repair work undertaken for the Hangzhou Qianjiang Third Bridge, profit for the infrastructural segment dropped by 46.2% to HK$81.8 million. During the year, Henderson Investment's interests in Province Expressway 34, Ningbo Fenghua, Zhejiang Province together with its ancillary facilities from Jiangkou to Sanheng and to Daqiao, and from Sanheng to Xiachen, as well as Province Expressway 36 together with its ancillary facilities from Jiangkou to Xikou, were disposed of as they suffered declining traffic flows resulting from keen competition from the newly-completed highways and toll-roads nearby.

Others

Megastrength Security Services Company Limited is wholly-owned by Henderson Investment and provides a wide range of professional security services, which are complementary to Henderson Investment's property management operation.

For the coming year, both Henderson Investment's rental income, as well as recurring earnings from its listed associates, are expected to show steady growth.

The Hong Kong and China Gas Company Limited (38.46% owned by Henderson Investment Limited)

Gas Business in Hong Kong

	2006	2005	Change %
Town gas sold in Hong Kong, million MJ (for the 6 months ended 30 June)	14,995	15,226	-2
Number of customers in Hong Kong at 30 June	1,606,841	1,574,513	+2
Number of employees at at 30 June	1,890	1,919	-2
Number of customers per employee	850	820	+4

Property Developments

- International Finance Centre Complex (approximately 15.8% owned)
- Grand Promenade (50% owned)
- Grand Waterfront (entitled to 73% of the net sales proceeds of the residential portion and full interest in the commercial portion)

Introduction of Natural Gas to Hong Kong

Joint Ventures in Mainland China

- City piped gas and water business


China

City piped gas projects

Guangdong Province
1 Panyu
2 Zhongshan
3 Dongyong
4 Jianke
5 Shenzhen
6 Shunde

Hubei Province
7 Wuhan

Jiangsu Province
8 Suzhou Industrial Park
9 Yixing
10 Taizhou
11 Changzhou
12 Nanjing
13 Zhangjiagang
14 Wujiang
15 Xuzhou
16 Danyang
17 Jintan

Zhejiang Province
18 Tongxiang
19 Huzhou
20 Yuhang

Anhui Province
21 Maanshan
22 Anqing
23 Tongling

Shandong Province
24 Jimo
25 Laoshan
26 Zibo
27 Longkou
28 Weifang
29 Jinan
30 Weihai
31 Taian

Jilin Province
32 Jilin

Beijing
33 Economic-Technological Development Area

Shaanxi Province
34 Xian

Water projects

8 Suzhou Industrial Park
14 Wujiang
35 Wuhu


Over 1.6 million customers, 140 years of proud service and 3000 kilometres of pipeline network. Fueling homes and businesses every day is a responsibility we take very seriously. It is our commitment to ensuring Hong Kong's continued prosperity.
The Hong Kong and China Gas Company Limited



The high price of crude oil is focusing the world's attention on cleaner and more competitively priced fuel alternatives. Hong Kong and China Gas has demonstrated great foresight by introducing natural gas as a partial feedstock for the territory-wide supply of town gas.

Hong Kong and China Gas reported an unaudited consolidated net profit after taxation of HK$2,509.5 million for the six months ended 30 June 2006, which comprised HK$1,803.6 million arising from its gas business and property rental income (an increase of HK$38.7 million as compared with the corresponding period in 2005) and HK$705.9 million from the sale of properties and a revaluation surplus on an investment property.

Gas business in Hong Kong

A slower pace of completion and occupancy of new residential units, compounded by the warmer weather during the first half of 2006, has led to a decrease of 2.1% in the volume of residential gas sales compared with the corresponding period in 2005, whilst the volume of commercial and industrial gas sales has decreased by 0.6%. Total volume of gas sales in Hong Kong for the six months ended 30 June 2006 decreased slightly by 1.5% compared with the same period last year. At 30 June 2006, the number of customers was 1,606,841, an increase of 32,328 from the end of June 2005.

Introduction of natural gas to Hong Kong

By the fourth quarter of this year, Hong Kong and China Gas will introduce natural gas from the Guangdong Liquefied Natural Gas (LNG) Terminal to Hong Kong to partially replace naphtha as feedstock for the production of town gas. Hong Kong and China Gas has a 3% interest in this terminal project and the LNG for this project will be supplied from Australia under a 25-year contract. Tai Po gas production plant is now undertaking trial runs of the production of town gas using a dual naphtha and natural gas feedstock mix. Full implementation is scheduled to start in October 2006. As Hong Kong and China Gas has a contract for natural gas to be supplied at a price currently lower than naphtha, savings in production cost will be shared with customers through the existing fuel cost adjustment mechanism, thereby enhancing the competitiveness of the gas tariff. In addition, the introduction of natural gas will also help to protect the environment.

Business development in Mainland China

Hong Kong and China Gas is diversifying its business on the mainland. Having built up a well-established base, Hong Kong and China Gas's focus remains on natural gas and expansion of its city piped gas and other energy-related businesses. It is also studying the feasibility of participating in upstream projects. In addition,


BAUHINIA

Diversification is steadily transforming Hong Kong and China Gas into a sizeable nationwide, multi-business corporation in the Mainland.

using its gas business as a role model, Hong Kong and China Gas is continuing to expand its water supply and wastewater business. Involvement in another utility sector is further extending the scope of its investments on the mainland.

Following signing of a joint venture agreement to establish a piped gas project in Xian, Shaanxi province in early 2006, Hong Kong and China Gas has since signed further agreements this year to establish joint ventures in Yuhang, Hangzhou, Zhejiang province; Tongling, Anhui province; and Jintan, Jiangsu province. Hong Kong and China Gas now has city piped gas joint venture projects in 34 mainland cities across Guangdong province, eastern China, Shandong province, central China, northern China, northeastern China and western China. Following the arrival of natural gas in some regions in recent years, Hong Kong and China Gas's joint ventures there converted to natural gas. After the Guangdong LNG Terminal is formally commissioned in the fourth quarter of 2006, its joint ventures in Guangdong province will also convert to natural gas. As availability of natural gas will greatly boost gas consumption, these mainland joint ventures are poised to enter a thriving period of business development.

Complementing its city piped gas projects are Hong Kong and China Gas's other energy-related businesses. In addition to investing in the Guangdong LNG Terminal project, Hong Kong and China Gas is also participating in high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou,



Submarine pipes have been laid in preparation for the delivery of natural gas from Guangdong LNG terminal to Hong Kong and China Gas Production Plant in Tai Po.



In a joint tri-partnership, Hong Kong and China Gas has participated to construct a high-pressure natural gas pipline system in Hangzhou that will eventually supply household, commercial and industrial business customers.

Zhejiang province. This kind of investment underpins downstream joint venture projects which enable Hong Kong and China Gas to strengthen its city-gas market interests.

Due to the high level of international oil prices in recent years and the central government's progressive environmental energy policy, demand for natural gas is increasing rapidly. In view of this, Hong Kong and China Gas is now conducting feasibility studies regarding participation in natural gas upstream projects and the exploitation of other energy sources such as coal-bed gas in order to meet the increasing demand for energy on the mainland.

Hong Kong and China Gas has diversified its portfolio to include the water supply and wastewater business on the mainland, entering this sector in 2005. Hong Kong and China Gas now operates a water supply project in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. Increasing urbanisation and growth in the size of cities are boosting water consumption. To cope with the rising need for clean water sources, the central government is opening up the water utility market. In view of the expanding business opportunities in this sector, Hong Kong and China Gas will continue to seek opportunities to develop city-water projects with a view to further expanding its scope of investments.

Hong Kong and China Gas currently has a total of 43 projects spread across 36 cities in nine provinces and an area of Beijing. Hong Kong and China Gas's mainland city-gas joint ventures have built up an excellent brand reputation across all cities where they are located. Diversification is rapidly transforming Hong Kong and China Gas into a sizable, nation-wide, multi-business corporation from its origins as a local company focused on a single business.

Environmentally-friendly energy businesses

Liquefied petroleum gas (LPG) filling station business, run by its wholly-owned subsidiary company, ECO Energy Company Limited (ECO), continues to achieve business growth. Following the implementation of a new pricing mechanism in March 2006, ECO filling stations have been able to adjust their LPG selling prices every month instead of every six months. This will improve business prospects as prices can now be more directly linked to the cost of LPG. Meanwhile, ECO's landfill gas project at the North East New Territories landfill site is progressing well and its operational tests will be conducted within this year. Construction work of a 19 km pipeline to Tai Po gas production plant is also nearly completed. The plant would start using the treated landfill gas to partially replace



Hong Kong and China Gas has added a new and exciting diversified business to its portfolio by harnessing the various synergies between its mainland city-gas ventures and the immense untapped potential of the country's water utility sector.



The popularity of Grand Promenade was mirrored in the excellent response to the pre-sale of Grand Waterfront.

naphtha as a fuel for town gas production by the end of this year. Using landfill gas will effectively limit depletion of underground oil resources and reduce air pollution, thereby further contributing to the Group's commitment to protect the environment.

Property developments

Hong Kong and China Gas has a 50% interest in the Grand Promenade property development project at Sai Wan Ho, whose significant returns contributed to its profitability. Following the success of Grand Promenade, the pre-sale of Grand Waterfront which is located at the Ma Tau Kok south plant site commenced in August 2006 and drew excellent response. Hong Kong and China Gas is entitled to 73% of the net sales proceeds of the residential portion, and has the full interest in the commercial portion of this project. Hong Kong and China Gas has an approximate 15.8% interest in the International Finance Centre (IFC). The shopping mall and office towers of IFC are almost fully let. Four Seasons Hotel and Four Seasons Place, which provide approximately 400 six-star hotel guest rooms and 520 hotel suites respectively, reported satisfactory results since their opening in September 2005.

Business outlook for 2006

Hong Kong and China Gas has not increased its basic gas tariff for the past eight years. Nevertheless it has made every effort to enhance its operational effectiveness, thus maintaining steady business performance. Full implementation of the production of town gas using a dual naphtha and natural gas feedstock mix is scheduled to start in October 2006. Since Hong Kong and China Gas contracted in 2002 to take natural gas at a comparatively low price, given the increasing competitiveness in the energy market, it now expects to lower its gas tariff to the benefit of both customers and future business development.

Hong Kong Ferry (Holdings) Company Limited (31.33% owned by Henderson Investment Limited)

Completed development projects

- Metro Harbour View (with about 200 residential units unsold)
- MetroRegalia (with a total gross floor area of approximately 53,000 sq.ft)

Projects under development

		Approximate gross floor area (sq.ft)	Expected completion
222 Tai Kok Tsui Road	- residential use - non residential use	270,000 50,000	
	Total	**320,000**	**Late 2008**
6 Cho Yuen Street	- residential use - non residential use	140,000 25,000	
	Total	**165,000**	**Early 2009**

Property Investment

Metro Harbour Plaza:

A large-scale department store will soon be opened and provide added attractiveness to shoppers

Ferry, Shipyard and Related Operations

Harbour Cruise:

Received positive responses for its pilot scheme to expand the market

Travel and Hotel Operations

Silvermine Beach Hotel:

Benefitted from the opening of Asia World Expo and Ngong Ping 360 Skyrail



Silvermine Beach Hotel has benefited from its location close to the newly-opened Asia World Expo.


CITISTORE

New renovations and the opening of a large-scale department store at Metro Harbour Plaza will broaden the retail mix and enhance the shopping experience there.

The unaudited consolidated net profit after taxation of Hong Kong Ferry for the six months ended 30 June 2006 amounted to HK$121.8 million, a decrease of HK$68.2 million or 35.9% over that for the same period last year.

Metro Harbour View at 8 Fuk Lee Street, Tai Kok Tsui continued to be the major profit driver for Hong Kong Ferry. For the six months ended 30 June 2006, 95 residential units of this project were sold, bringing the number of unsold units down to 200. Rental income from its commercial arcade, Metro Harbour Plaza, increased by 11% and the occupancy rate at the end of June 2006 was approximately 82% after taking into account the committed tenancies. A large-scale department store with a total floor area of about 100,000 square feet will soon be opened and its arrival will provide added attractiveness to the shoppers at Metro Harbour Plaza.

Good progress has been made in the construction for the development site at 222 Tai Kok Tsui Road, which will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 square feet, comprising some 270,000 square feet of residential space and about 50,000 square feet of non-residential space. It is expected to be completed by late 2008.

For the project at Nos. 43-51A Tong Mi Road ("MetroRegalia"), with occupation permit having been obtained and interior works substantially completed, it is targeted for sales launch in late 2006. The project provides a total gross floor area of approximately 53,000 square feet.

The foundation and construction works for No.6 Cho Yuen Street, Yau Tong will commence in late 2006 and should be completed by early 2009, providing a total gross floor area of approximately 165,000 square feet, comprising some 140,000 square feet of residential space and 25,000 square feet of non-residential space.

The Ferry, Shipyard and Related Operations recorded a loss of HK$0.9 million for the period under review before accounting for the litigation fee arising from the proposed redevelopment of the Central Ferry Piers. Such fee amounted to HK$9.8 million. Travel and Hotel Operations also incurred a loss of HK$2.3 million.

For the coming year, it is anticipated that income from property sales and rental will continue to be the primary source of profit for Hong Kong Ferry.

Miramar Hotel and Investment Company, Limited (44.21% owned by Henderson Investment Limited)

Hotel Operations

Miramar Hotel as the flagship hotel with another seven hotels under its management

Property Business

Miramar Shopping Centre

- a shopping mecca with a well-planned tenant mix, including brand-name retail outlets, prestigious boutiques and superb restaurants

Miramar Tower

- comprises 18 storeys of Grade A office spaces which are situated above the Miramar Shopping Centre
- offers tenants a panoramic view of Victoria Harbour and lush landscape of Kowloon Park
- with facilities to receive both local and overseas satellite TV broadcast signals, it is home to many renowned multinational companies

No. 6 Knutsford Terrace

- features shops on the ground and first floors, with the offices occupying the remaining floors of this 22-storey commercial complex

Food and Beverage Operations

- Cuisine Cuisine and Lumiere in IFC
- Tsui Hang Village with operations covering Hong Kong, and Nanshan and Beijing in the mainland

Travel Operations

- As a General Agent for Crystal Cruises, as well as the Representative Agent in Hong Kong for Oceania Cruises
- Hire-car operation: to expand cross-border traffic between Hong Kong and China by adding more vehicle quotas
- Miramar Travel: higher market penetration expected as a result of increasing marketing activities

Miramar reported a consolidated net profit after taxation of HK$1,169.4 million for the year ended 31 March 2006, an increase of 38.2% over the re-stated profit for the previous year. On a basis consistent with that for the previous year (before the re-statement of profit to comply with new accounting standards related to investment properties and hotel properties), the profit for the year including profit generated from land sales amounting to approximately HK$150 million would have been HK$448 million, an increase of 40.0% over the previous year. Increased tourist arrivals, improved employment levels and encouraging performance from property leasing activities have all contributed favourably to the company's results.

Miramar Hotel achieved healthy growth in its operating results with close to 90% average occupancy and an increase of 19% in average room rate. Performance in its food and beverage operation was steady. In the hotel management business, average room rate for the seven hotels under management recorded satisfactory growth with steady increases in average occupancy. Progress was made during the year to


UNI
QLO
Miramar

Miramar Hotel and Shopping Centre are tourist landmarks in Kowloon's busiest retail and dining precinct.

upgrade the client-mix and the overall image of the Miramar Shopping Centre, with its average occupancy reaching 91%.

During the year, Miramar sold approximately 60 acres (194 lots) of residential land and 20 acres of commercial land in Placer County, California, contributing approximately HK$150 million in after-tax profit. At the end of the financial year, approximately 80 acres (290 lots) of residential land and 70 acres of commercial land remained available for sale. In Shanghai, almost all the office units at Shang-Mira Garden have been sold and its shopping arcade continued to achieve a high occupancy rate of 99%.

The overall results for Miramar Express improved slightly and the commercial travel sector increased its profit by more than 40%. Miramar Travel, its group tour business arm, joined forces with an industry veteran and Miramar reduced its shareholding to 54%. With a series of marketing activities under an innovative style of operation, marked improvement is expected for its travel business.

The outlook for the next financial year for Miramar as a whole is optimistic.





The twin "crystal jewel boxes" created by world-renowned architect, Cesar Pelli, will rise magnificently as a new landmark in the heart of Beijing.

Business in Mainland China and Macau

Following the successful privatisation of Henderson China Holdings Limited in August 2005, the Company has injected substantial resources in expanding its property development business in the Mainland. Apart from actively pursuing the development of its existing projects in Beijing, Shanghai and Guangzhou, good progress has been made by the Group in its negotiations for acquisition of land sites in over thirty secondary cities which are mainly the provincial capitals. These negotiations mainly cover land lots situated in higher-end residential districts with well equipped commercial facilities. In formulating the Group's strategy for its property business in the Mainland, the economic development potential of various cities as well as the actual market demand for properties in such cities are prime consideration.

Land Bank

In line with this strategy, the Group has invested in new projects with a view to increasing its land bank. During the year, preliminary works commenced in a project in Xingsha Town, Changsha and a project in Xuzhou New Town. Acquired at a total land cost of about RMB1,000 million, these projects will provide a total residential floor area of about 16 million square feet in addition to commercial facilities. Negotiations are at their final stage for a number of sizeable land lots in some other cities which will involve a total land cost of about RMB5,500 million. Upon completion of development, these projects will provide a total residential floor area of over 65 million square feet. Details of the two new projects in Changsha and Xuzhou are as follows:

Master Layout Plan of Changsha Project


N

The Group's plans for 65 million square feet of residential space in secondary cities in China, include a major project in Changsha which will comprise over 10 million square feet of residential space, together with commercial, retail and educational facilities.

Project in Xingsha Town, Changsha (80% owned)
This project, which is located in Xingsha Town of Changsha, will comprise a total residential floor area of over 10 million square feet together with the provision of commercial facilities. Developed in phases, the Project's first phase will provide a total residential floor area of approximately 1.3 million square feet and will include a shopping arcade and a kindergarten. With completion of site investigation work, preliminary planning and design has commenced.

Project in Xuzhou New Town (100% owned)
Located in Xuzhou New Town, where there are comprehensive transportation network, zoning and community facilities, this project will comprise a total residential floor area of over 5.3 million square feet together with the provision of commercial facilities. The project will be developed in phases, and its first phase will consist of residential towers with relative high density. As over 50 government bodies will be relocating to this new town next year, demand for residential and commercial properties in this district is expected to increase as a result. Commanding a panoramic view of its natural environment, the land lot located close to Dalong Lake will be developed into a low-density residential community.

At the year end, the Group had approximately 14.5 million square feet of attributable land area in the Mainland, in addition to another 2.64 million square feet in attributable gross floor area of completed investment properties. At the year end, the Group's total investments in China amounted to some HK$13,900 million, representing 11.1% of its total assets. Apart from the existing projects, with the gradual handover of sizeable land lots which the Group has reached agreement to acquire, the Group's landbank in the Mainland will be substantially increased. The total developable gross floor area is expected to grow to 90 million square feet.

Properties under development or held for future development

		Total land area (square feet)	Group's share of land area (square feet)
Beijing		231,248	231,248
Shanghai		410,238	324,522
Guangzhou		3,582,260	3,476,382
Pearl River Delta		94,228	65,960
Changsha		5,579,589	4,463,671
Xuzhou		5,890,115	5,890,115
	Total :	15,787,678	14,451,898

Progress of Major Development Projects

No. 2 Guan Dong Dian, Chao Yang Road, Chao Yang District, Beijing (100% owned)
Located within the Third Ring Road East, the site comprises an area of approximately 231,248 square feet. It will be developed into two 24-storey office towers with a total gross floor area of approximately 2.7 million square feet. The world-renowned Cesar Pelli of Pelli Clarke Pelli Architects, Inc. of United States has been appointed as the design architect for this prestigious development and substructure work has already commenced. On completion of the construction in 2008, ahead of the opening of the 2008 Beijing Olympics, its twin Grade-A office towers will become the Group's flagship investment property in the bustling Chao Yang commercial area of Beijing.

Lot 688, North of Nanjing Road West, Jingan District, Shanghai (85% owned)

During the year, the Group offered to acquire the remaining 15% interest in this project. On completion of the transaction, the Group will have full control of the development. With a site area of some 110,000 square feet in the Jingan District, this site will be developed into a 24-storey office building over a 2-level commercial podium, providing a total gross floor area of approximately 920,000 square feet. With the world-renowned Tange Associates of Japan retained as the design architect, this development will make an impressive addition to Shanghai's skyline. Planning and design for this project have been substantially completed. Construction work will start shortly after the plans are approved by the relevant government authorities.

Lot 130-2, Heng Feng Road, Zhabei District, Shanghai (100% owned)

This site comprises an area of approximately 62,141 square feet and will be developed into an office building with a total gross floor area of about 510,000 square feet. Substructure work is now in progress and construction is expected to be completed in late 2007.

210 Fangcun Avenue, Li Wan District, Guangzhou (80% owned)

This site comprises an area of approximately 516,941 square feet and will be developed into nine 33-storey residential towers, a two-level commercial podium, two level basement carparks and a kindergarten. Together they will provide a total gross floor area of some 2.5 million square feet. Good progress has been made in the superstructure work and the development is planned for sales launch in October 2006.

River Pearl Plaza (Blocks A, B and C), Yanjiang Road West, Yuexiu District, Guangzhou (100% owned)

The River Pearl Plaza (Blocks A, B and C) comprises three sites with an aggregate site area of approximately 285,505 square feet. The project is planned to be a mixed development scheme. Demolition and site clearance work are still in progress in accordance with the schedule for the finalization of new development plans as well as the local municipal authorities' approval. After entering into an agreement with a joint venture party in January 2006, the Group is now entitled to the entire potential development profits from this site.

Major Completed Investment Properties

			Attributable gross floor area (square feet)			
Project	Location	Group's interest (%)	Commercial	Office	Parking lot	Total
Henderson Centre	Beijing	75	666,494	-	183,429	849,923
Shanghai Skycity	Shanghai	37.5	110,043	-	35,168	145,211
Office Tower II, Grand Gateway	Shanghai	100	–	687,982	–	687,982
Heng Bao Plaza	Guangzhou	100	699,875	-	255,344	955,219
		Total:	1,476,412	687,982	473,941	2,638,335

Status of Major Completed Investment Properties

Office Tower II, The Grand Gateway, Shanghai (100% owned)

Office Tower II of The Grand Gateway, located right above the Metro Line Station at the centre of the busy Xuhui District, Shanghai, was completed in the fourth quarter of 2005. Both the occupancy and the rental rates for this property have performed satisfactorily with tenants including many multinational companies. The occupancy rate is expected to reach 90% by the fourth quarter of 2006 and its annual rental revenue will reach HK$150 million.

Shanghai Skycity (37.5% owned)

Commanding a prime location in Zhabei District in close proximity to the main Shanghai railway station and two metro stations, Skycity has become a popular location for mainland enterprises and retailers. The commercial podium was fully leased while the office tower recorded an average occupancy rate of 75%.

Joint-Venture Development in Macau

As reported last year, the Group entered into an agreement to jointly develop a waterfront site of approximately 1.45 million square feet of land area in Macau. Application for land-use conversion is underway and the total gross floor area has yet to be finalized.



The occupancy and the rental rates of Office Tower II of The Grand Gateway at the centre of the busy Xuhui District, Shanghai have performed satisfactorily with tenants including many multinational companies.

Corporate Social Responsibility


恒基隊
GREEN POWER
環島行
GREEN POWER


Film Festival
GIORDANO

(Top) Celebrations and speeches at the Gala Dinner of the Henderson Land-sponsored 30th International Film Festival

(Left) Henderson Land's staff and friends proudly support Green Power and its school environmental educational initiative.

Corporate Social Responsibility ("CSR") is very important to Henderson Land. It reflects the way the Group conducts its business and underpins its core business values. As a responsible organization, the Group is committed to considering and acting on the social, economic and environmental impacts of its activities wherever it operates. For many years, the Group, together with its subsidiaries and associates, has invested in society by contributing funds, services and the time and expertise of its employees. The Group also supports its employees and the activities they participate in to help the local community.

Over the years, the Group has made significant contributions to charitable and community causes in education, arts and culture, sports and environmental education in Hong Kong and mainland China.

In this fiscal year, the Group again contributed to some important causes.

As part of the commitment of HK$100 million by the Group and its related companies to support the construction of a new National Swimming Center in Beijing for the 2008 Olympic Games, the Group made an initial payment of about HK$31 million during the year.

For the first time the Group became the title sponsor of the Green Power Hike in Hong Kong. This annual fund raising event supports


商界展關懷
caringcompany 2005/06

The CSR initiatives of Henderson Land and some of its subsidiaries and associates are recognised with a "Caring Company" award from The Hong Kong Council of Social Service.

the volunteer environmental organization, Green Power, in its efforts to promote environmental education through local schools. In addition to funding the Hike, the Group also mobilized nearly one hundred participants, drawn from the staff and their family members from the Group's headquarters together with those of subsidiary and associate companies. Following an overwhelming response from both its staff and the community, the Group has committed itself as title sponsor of the event for the next three years.

During the year the Group continued its support of the local arts and cultural scene through various sponsorships. The Group was Official



The Honourable Henry Tang and members of the Commission on Poverty congratulate Wellborn and Hang Yick staff on their community initiatives.

Sponsor of the 30th International Film Festival, Silver Sponsor of the Vienna Philharmonic Concert tour of Hong Kong and a Club Maestro member of the Hong Kong Philharmonic Orchestra. These commitments are intended to help enable the local community to gain greater exposure to world-class arts and cultural activities.

The Group used its extensive portfolio of shopping malls throughout Hong Kong to provide venues for arts and cultural activities during the year. Spaces within these properties were also provided to non-profit organizations for fund-raising purposes.

In the field of education, the Group has committed to supporting Summerbridge Hong Kong with its programme expansion over the next few years. Summerbridge is a non-profit tuition-free, summer and after-school enrichment programme that helps young students strengthen their English and leadership skills, build their self-confidence, and view learning as a life long process.

The Group has been a long-term partner of the Operation Smile China Medical Mission, which repairs childhood facial deformities while building public and private partnerships to sustain healthcare systems for children and families. The Group has provided free office space for the organization since 1995. From 2005 onwards, the Group changed the nature of its support and now provides the Mission with direct funding to enable it to have more flexibility in how it uses its resources.

The Group encourages its staff to support the community and many of its senior executives contribute their personal time in roles and positions with charitable organizations and public bodies. Group staff at all levels also actively participate in voluntary work. In recognition of the Group's on-going efforts to give back to society and encourage volunteerism among its staff, the Group's subsidiaries and associates, Hong Kong and China Gas, Well Born and Hang Yick were again recognized this year by the Social Welfare Department for their achievements, earning the Highest Service Hours Award for the third consecutive year.

The CSR initiatives of the Group's two property management subsidiaries, Well Born and Hang Yick, include offering employment placements for disadvantaged individuals in the one-stop household and clubhouse restaurant services they operate at properties under their management. In November 2005, The Honourable Henry Tang Ying-yen, Financial Secretary, and delegates of the Commission On Poverty visited one of these clubhouse restaurants at the Group's Metro City property to congratulate staff on the effectiveness of this model of community-minded enterprise.

During the past 12 months, the Group's CSR activities were formally acknowledged by The Hong Kong Council of Social Service, which named the Group a "Caring Company" in recognition of its good corporate citizenship and as a caring employer. The Group's associates and subsidiaries, Hong Kong and China Gas, Hong Kong Ferry, Well Born and Hang Yick also received this honour.



Wellborn and Hang Yick earned the Department of Social Welfare's highest honour for community service for the third consecutive year.

Financial Review

Management Discussion and Analysis

The following comments should be read in conjunction with the Company's audited financial statements and the related notes thereto.

In preparing the financial statements for the year ended 30 June 2006, the Group has adopted the new and revised Hong Kong Financial Reporting Standards, including all applicable Hong Kong Accounting Standards and relevant Interpretations. Applicable prior year adjustments have also been made to the 2005 financial statements. The resulting effects of the changes in accounting policies and presentation are detailed in note 3 on the accounts.

Turnover and Profit

For the year ended 30 June 2006, the Group's turnover amounted to HK$6,773.0 million, an increase of HK$939.7 million or 16.1% over that for the previous year. The increase in turnover was attributable to improved revenue contributions by all business segments (with the exception of the infrastructure and the others segments). In particular, property development revenue showed an increase of 43.7% over the previous year.

The profit attributable to equity shareholders of the Company amounted to HK$13,548.7 million for the year, an increase of HK$2,695.9 million or 24.8% over that for the year before. Earnings per share were HK$7.47 (2005 re-stated: HK$5.98).

The underlying profit for the year, excluding the unrealized surplus on revaluation of investment properties (net of deferred tax), was HK$5,268.2 million or an increase of HK$855.4 million or 19.4%. Based on the underlying profit, the earnings per share were HK$2.90 (2005 re-stated: HK$2.43).

Property Development

Property development revenue amounted to HK$2,708.6 million in the year under review, an increase of HK$823.8 million or 43.7% over that for the previous year. The increased revenue was mainly attributable to the sales of residential units in various property developments including CentreStage and Royal Terrace. As a result, this business segment recorded a profit contribution for the year of HK$1,354.1 million. Compared to the amount of HK$455.0 million for the previous year, this represented an increase of HK$899.1 million or 197.6%.

Property Leasing

Property leasing revenue including attributable contributions from rental properties owned by subsidiaries and jointly controlled entities amounted to HK$2,730.0 million. This represented an increase of HK$376.1 million or 16.0% over the amount of HK$2,353.9 million for the previous year. Excluding attributable contributions from jointly controlled entities, the Group's gross rental income amounted to HK$2,261.0 million and accounted for some 33.4% of the Group's total turnover. The increase reflected the higher rental rates in Hong Kong during the year as a result of improving local economic conditions. Profit contribution of this business segment for the year amounted to HK$1,707.5 million, an increase of HK$256.2 million or 17.7% over the amount of HK$1,451.3 million for the previous year.

The surplus on revaluation of the Group's investment properties, excluding those of jointly controlled entities, (before deferred tax and minority interests) amounted to HK$7,297.0 million for the year, as compared with re-stated amount of HK$6,765.5 million for the previous year.

Financial Services

Revenue from financial services representing interest received from purchasers of units in the Group's developments on property mortgage loans amounted to HK$114.6 million, an increase of HK$24.4 million or 27.1%.

Building Construction

Building construction activities which are mainly catered to the developments participated by the Group recorded a turnover of HK$856.4 million for the year, as against HK$639.6 million for the previous year.

Infrastructure

Revenue from the investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to HK$136.4 million, representing a decrease of HK$99.1 million or 42.1%. The decrease was mainly due to reduced traffic volume of a toll bridge in Hangzhou as a result of repair and maintenance work during the year. The profit contribution from this segment for the year decreased by HK$70.3 million or 46.2% to HK$81.8 million.

Hotel

Hotel operations registered an increase of 11.8% to HK$134.5 million for the year, on the back of higher average occupancy and average room rates which benefited from an increase in inbound tourists. The profit contribution from this segment amounted to HK$48.2 million, an increase of HK$14.8 million or 44.3%.

Others

The segment revenue of other business activities of the Group including department stores operations, property management and security guard services decreased by HK$204.4 million or 26.7% to HK$561.5 million for the year. This was mainly attributable to the decrease in sales commission for the year, as compared with that for the year before, relating to a property development project managed by the Group. The profit contribution from this segment decreased by 72.3% to HK$72.9 million.

Privatisation of Subsidiaries

As a result of the privatisation of Henderson China Holdings Limited and Henderson Cyber Limited, the Group recorded a gain of approximately HK$812.5 million and an impairment loss of some HK$161.8 million respectively. The net gain has been included in other operating income.

Dilution of Interest in Henderson Investment Limited ("Henderson Investment")

On 18 April 2006, pursuant to a placing agreement a subsidiary of the Company sold 230 million existing shares of Henderson Investment at the placing price of HK$13.55 per share and subscribed 230 million new shares at the placing price adjusted for this purpose by the expenses incurred in relation to the placing and the subscription. The new shares represented approximately 8.2% of Henderson Investment's then existing issued share capital and about 7.5% of its issued share capital as enlarged by the subscription. The profit to the Group on dilution of its interest in Henderson Investment amounted to HK$829.6 million which has been included in other operating income.

Associates

The Group's share of profits less losses of associates net of taxation amounted to approximately HK$2,534.8 million, as compared with the re-stated amount of HK$2,751.7 million for the previous year. Excluding the unrealized surplus on revaluation of investment properties (net of deferred tax) of HK$745.4 million for the year (2005: HK$555.0 million), the Group's share of the underlying profits less losses of associates amounted to some HK$1,789.4 million, as against the re-stated amount of HK$2,196.7 million for the year before.

In particular, the Group's share of after tax profits from the three listed associates totalled approximately HK$2,380.1 million for the year as against the re-stated amount of HK$2,213.1 million for the previous year. Excluding the unrealized surplus on revaluation of investment properties (net of deferred tax) of HK$653.6 million for the year (2005: HK$426.9 million), the Group's share of the underlying profits of the three listed associates amounted to HK$1,726.5 million as against the re-stated amount of HK$1,786.2 million for the year before. The slight decrease in such underlying profits was due to a smaller number of units in a property development project which were sold during the year, as compared with that for the year earlier.

Jointly Controlled Entities

The Group's share of profits less losses net of taxation of jointly controlled entities which are mainly engaged in property development and property investment activities increased by HK$1,554.6 million or 69.1% to approximately HK$3,805.3 million as compared with HK$2,250.7 million for the previous year. The increase was attributable to the substantial surplus on revaluation of investment properties being mainly the International Finance Centre Complex. Excluding such unrealized surplus on revaluation (net of deferred tax but before minority interest) which amounted to HK$2,766.8 million for the year (2005: HK$1,025.8 million), the Group's share of the underlying profits less losses of jointly controlled entities amounted to HK$1,038.5 million, as against HK$1,224.9 million for the previous year. The decrease in such underlying profits less losses was due to a smaller number of units in a property development project which were sold during the year, as compared with that for the previous year.

Finance Costs

Finance costs charged to the profit and loss account increased to HK$496.2 million (2005: HK$209.5 million) as a result of interest rate rises during the year. Finance costs capitalized for properties under development for sale in the year under review amounted to HK$381.3 million (2005: HK$193.2 million). The Group's effective borrowing interest rate was approximately 4.47% per annum (2005: 2.16% per annum).

Financial Resources and Liquidity

(a) **Net Borrowings and Gearing**

At 30 June 2006, the aggregate amount of the Group's total net bank borrowings amounted to approximately HK$13,035.4 million (2005 re-stated: HK$11,843.0 million). The Group's borrowings were mainly unsecured, with the vast majority having been obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings were as follows:

	At 30 June 2006 **HK$ million**	At 30 June 2005 re-stated HK$ million
Bank loans and borrowings repayable:		
Within 1 year	**7,029.2**	3,097.4
After 1 year but within 2 years	**3,848.5**	4,920.1
After 2 years but within 5 years	**6,085.0**	6,744.3
After 5 years	**3,731.8**	1,250.0
Guaranteed convertible notes	**0.0**	186.9
Total bank loans and borrowings	**20,694.5**	16,198.7
Deduct: Cash at bank and in hand	**7,659.1**	4,355.7
Total net bank borrowings	**13,035.4**	11,843.0
Shareholders' funds	**77,964.1**	65,637.7
Gearing ratio (%)	**16.7%**	18.0%

Calculated on the basis of total net bank borrowings as a ratio of shareholders' funds at 30 June 2006, the Group's gearing ratio has improved to 16.7% from 18.0% at 30 June 2005.

	Year ended **30 June 2006** **HK$ million**	Year ended 30 June 2005 re-stated HK$ million
Profit from operations before changes in fair value of investment properties plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (after excluding the unrealized surplus on revaluation of investment properties and taxation)	**7,397.0**	6,249.3
Interest expense (before capitalization of interest)	**843.2**	287.5
Interest cover (number of times)	**8.8**	21.7

Interest cover is measured by reference to (a) the Group's profit from operations before changes in fair value of investment properties plus the Group's share of profits less losses of associates and jointly controlled entities (after excluding the unrealized surplus on revaluation of investment properties and taxation) and (b) the interest expenses before capitalization of interest. On this basis the Group's interest cover for the year was 8.8 times, compared to 21.7 times for the year before.

The Group is in a strong financial position by having (a) a large capital base; (b) a relatively low net bank borrowings position; (c) a low gearing ratio; and (d) high interest cover. With abundant committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement for its ongoing operations as well as future expansion.

During the year, apart from the privatisation of Henderson China Holdings Limited and Henderson Cyber Limited, the Group did not undertake any significant acquisition or disposal of assets outside its core business.

(b) **Treasury and Financial Management**

The Group's financing and treasury activities were centrally managed at the corporate level. Bank loans and borrowings of the Group are principally of floating rate in nature obtained from international banks in Hong Kong. While the Group's borrowings were denominated mainly in Hong Kong Dollars, a portion of such borrowings was in Renminbi to support the Group's business activities in Mainland China. Apart from its investments in China which are denominated in Renminbi and are not hedged, the Group had no other material open foreign exchange positions at the year end.

The Group does not make use of any derivative instruments for speculative purposes.

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaged in infrastructural projects in Mainland China.

(c) **Future Plans of Material Investments or Capital Assets**

At 30 June 2006, capital commitments of the Group amounted to HK$7,264.7 million (2005: HK$7,188.9 million).

Contingent Liabilities

Contingent liabilities of the Group amounted to HK$2,102.7 million at 30 June 2006 (2005: HK$2,560.3 million). These mainly comprised the guarantees given by the Company to commercial banks to secure banking facilities granted to an associate and a jointly controlled entity.

Employees

At 30 June 2006, the Group had about 6,800 (2005: 6,500) full-time employees. The remuneration of employees was in line with the market trend and commensurable with the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employee costs for the year amounted to HK$1,005.0 million (2005: HK$854.7 million).

Five Year Financial Summary

	2002 HK$ million	2003 HK$ million	2004 HK$ million	2005 re-stated HK$ million	**2006** **HK$ million**
Profit attributable to equity shareholders *(note 1)*	2,153.1	2,032.6	6,173.3	10,852.8	**13,548.7**
Underlying profit attributable to equity shareholders *(note 2)*	2,153.1	2,032.6	3,062.3	4,412.8	**5,268.2**
Fixed assets *(notes 1 and 4)*	37,508.6	34,561.0	40,509.9	46,436.4	**56,868.0**
Interest in associates *(note 1)*	16,286.5	14,533.8	14,248.9	14,700.7	**16,962.6**
Interest in jointly controlled entities	5,581.0	6,068.0	12,019.2	13,395.9	**16,026.1**
Inventories *(note 1)*	20,786.5	18,131.7	17,737.2	19,090.1	**21,036.0**
Net debt *(note 3)*	10,791.1	9,037.3	7,196.1	11,843.0	**13,035.4**
Consolidated net asset value attributable to equity shareholders *(note 1)*	56,795.1	52,929.0	58,483.9	65,637.7	**77,964.1**
Net debt to consolidated net asset value	19.00%	17.07%	12.30%	18.04%	**16.72%**
	HK$	HK$	HK$	HK$	**HK$**
Earnings per share	1.25	1.18	3.46	5.98	**7.47**
Underlying earnings per share	1.25	1.18	1.71	2.43	**2.90**
Dividends per share	0.80	0.80	0.90	1.00	**1.05**
Consolidated net asset value per share	32.98	30.73	32.23	36.17	**42.96**

Notes:

(1) *2005 figures were re-stated pursuant to the adoption of new and revised Hong Kong Financial Reporting Standards as explained in note 3 on the accounts. Figures for 2004 and prior years were not restated as management considered that it would be impracticable to do so.*

(2) *These figures were calculated based on profit attributable to shareholders of the Company and adjusted by excluding the effect of increase in fair value of investment properties of the Group (net of deferred tax and minority interests).*

(3) *Net debt represents the total of bank loans and overdraft, guaranteed convertible notes (if any) and other loans minus cash and bank balances.*

(4) *Fixed assets exclude toll highway operation rights.*

Underlying earnings / dividends per share


HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
1.25
0.80
1.18
0.80
1.71
0.90
2.43
1.00
2.90
1.05
02'
03'
04'
05'
06'
Underlying earnings
Dividends

Consolidated net asset value per share


HK$
50
40
30
20
10
0
32.98
30.73
32.23
36.17
42.96
02'
03'
04'
05'
06'

Net debt to consolidated net asset value


%
20.00
15.00
10.00
5.00
0.00
19.00
17.07
12.30
18.04
16.72
02'
03'
04'
05'
06'

Maturity profile of the Group's bank loans and borrowings at 30 June 2006


After 5 years
18%
Within 1 year
34%
After 2 years but within 5 years
29%
After 1 year but within 2 years
19%

Corporate Governance Report

The Board of Directors of the Company (the "Board") is pleased to present the Corporate Governance Report of the Company for the year ended 30 June 2006.

A) Commitment to Corporate Governance

The Company acknowledges the importance of good corporate governance practices and procedures and regards a pre-eminent board of directors, sound internal controls and accountability to all shareholders as the core elements of its corporate governance principles. The Company endeavours to ensure that its businesses are conducted in accordance with rules and regulations, and applicable codes and standards.

B) Corporate Governance Practices

During the financial year ended 30 June 2006, the Company applied all those principles as set out in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Code"), which became applicable to the Company in respect of the year under review, and complied with the relevant code provisions in the Code, with the exception of one deviation as set out under the paragraphs on "Board of Directors" below. The application of the relevant principles is stated in the following paragraphs.

C) Board of Directors

a) Responsibilities

The Board has the responsibility for management of the Company, which includes formulating business strategies, and directing and supervising the Company's affairs, approving interim reports and annual reports, announcements and press releases of interim and final results, considering dividend policy, and approving the issue, allotment or disposal or grant of options in respect of unissued new shares or debentures of the Company. The Board makes broad policy decisions and has delegated the responsibility for detailed considerations to the standing committee of the Board (the "Standing Committee").

The day-to-day management, administration and operation of the Company are delegated to the management. The Board gives clear directions to the management as to their powers of management, and circumstances in which the management should report back.

All Directors have full and timely access to all relevant information as well as the advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. The Non-executive Directors and Independent Non-executive Directors may take independent professional advice at the Company's expense in carrying out their functions, after making a request to the Board.

b) *Board Composition*

The Board currently comprises twenty-two members, as detailed below:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman)*	Lo Tak Shing	Gordon Kwong Che Keung
Lee Ka Kit	Woo Po Shing	Ko Ping Keung
Colin Lam Ko Yin	Leung Hay Man	Wu King Cheong
Lee Ka Shing	Angelina Lee Pui Ling	
John Yip Ying Chee	Lee Tat Man	
Alexander Au Siu Kee	Vincent Liang	
Suen Kwok Lam	*(as alternate to Lo Tak Shing)*	
Lee King Yue	Jackson Woo Ka Biu	
Fung Lee Woon King	*(as alternate to Woo Po Shing)*	
Eddie Lau Yum Chuen		
Li Ning		
Patrick Kwok Ping Ho		

The biographical details of the Directors are set out on pages 96 to 99 of this Annual Report. In particular, Dr. Lee Shau Kee is the father of Lee Ka Kit and Lee Ka Shing, father-in-law of Li Ning, and the brother of Lee Tat Man and Fung Lee Woon King. Sir Po-shing Woo is the father of Jackson Woo Ka Biu. Save as aforesaid, none of the members of the Board is related to one another.

The term of office of all Non-executive Directors (including Independent Non-executive Directors) was fixed for a specific term until 31 December 2007. They are subject to retirement by rotation and re-election at the Company's Annual General Meeting ("AGM") in accordance with the Articles of Association of the Company ("Articles").

During the year ended 30 June 2006, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one Independent Non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received in writing confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the management and free of any relationship that could materially interfere with the exercise of their independent judgment. The Board considers that each of the Non-executive Directors and Independent Non-executive Directors brings his/her own relevant expertise to the Board.

The roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

c) Appointment and Re-election of Directors

The Board is empowered under Articles to appoint any person as a Director to fill a casual vacancy on or as an additional member of the Board. Only the most suitable candidates who are experienced and competent and able to fulfill the fiduciary duties and duties of skill, care and diligence would be recommended to the Board for selection.

During the year ended 30 June 2006, the Board considered and approved the appointment of Alexander Au Siu Kee as an Executive Director and Chief Financial Officer of the Company with effect from 8 December 2005, the resignation of Kan Fook Yee as Non-executive Director with effect from 23 May 2006 and the resignation of Ho Wing Fun and Leung Sing as Executive Directors upon retirement with effect from 1 July 2006.

In accordance with the Articles, new appointments to the Board are subject to re-election by shareholders at the upcoming AGM. Furthermore, the nearest one-third of the Directors will retire from office by rotation but are eligible for re-election by shareholders at the AGM and the Board will ensure that every Director is subject to retirement by rotation at least once every three years.

d) Board Meetings

i) Number of Meetings and Directors' Attendance

The Board meets from time to time to discuss and exchange ideas on the affairs of the Company. During the year ended 30 June 2006, the Board held six meetings to approve interim/final results announcements and interim/annual reports, to determine the level of dividends, and to discuss significant issues and the general operation of the Company. The attendance of the Directors is set out in the table on page 78.

ii) Practices and Conduct of Meetings

Notices of regular Board meetings are given to all Directors at least 14 days before the meetings. For other Board and committee meetings, reasonable notice is generally given.

The Company Secretary of the Company is responsible to take and keep minutes of all Board meetings and committee meetings. Draft minutes are normally circulated to Directors for comment within a reasonable time after each meeting and the final version is open for Directors' inspection.

D) Board Committees

The Board has set up three main Board Committees, namely, the Standing Committee, the Audit Committee and the Remuneration Committee, for overseeing particular aspects of the Company's affairs. The Standing Committee of the Board operates as a general management committee with delegated authority from the Board. The terms of reference of the Audit Committee and the Remuneration Committee are no less exacting than those set out in the Code.

The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company's expenses.

a) Audit Committee

The Audit Committee was established in December 1998 and reports to the Board. The members of the Audit Committee are:

Independent Non-executive Directors
Gordon Kwong Che Keung *(Chairman)*
Ko Ping Keung
Wu King Cheong

Non-executive Director
Leung Hay Man

The Chairman has the appropriate professional qualifications as required under the Listing Rules. None of the members of the Audit Committee is a former partner of the Company's existing external auditors. All members have appropriate skills and experience in reviewing financial statements as well as addressing significant control and financial issues of public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The terms of reference of the Audit Committee are available on the Company's website.

The Audit Committee held two meetings during the year ended 30 June 2006. The major work performed by the Audit Committee for the year ended 30 June 2006 included reviewing and recommending the re-appointment of external auditors, approving the terms of engagement (including the remuneration) of the external auditors, reviewing the unaudited interim report and interim results announcement, reviewing the audited financial statements and final results announcement for the year ended 30 June 2006; reviewing the work of the Group's internal audit department and assessing the effectiveness of the Group's systems of risk management and internal control. Additionally, the Independent Non-executive Directors of the Company conducted a review of the continuing connected transactions as disclosed in the Report of the Directors of this Annual Report.

b) *Remuneration Committee*

The Remuneration Committee which was established in January 2005 comprises:

Executive Directors	Independent Non-executive Directors
Lee Shau Kee *(Chairman)*	Gordon Kwong Che Keung
Colin Lam Ko Yin	Ko Ping Keung
	Wu King Cheong

Each member is sufficiently experienced and is appropriately skilled in the issues of determining executive compensations in public companies. The Board expects the Committee members to exercise independent judgment in conducting the business of the Committee.

The written terms of reference include the specific duties of making recommendations to the Board on the Company's policy and structure for all remuneration of directors and senior management. The terms of reference of the Remuneration Committee are available on the Company's website.

The Remuneration Committee met once during the year ended 30 June 2006. The major work performed by the Remuneration Committee for the year ended 30 June 2006 included reviewing the salary structure of the employees of the Company as well as the remuneration of senior management staff. The Committee also reviewed the remuneration of the Directors with reference to the remuneration level of directors of comparable companies in the market.

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Listing Rules are set out in note 9 to the accounts on page 133. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board with reference to the Directors' duties and responsibilities and subject to a review by the Remuneration Committee.

c) *Attendance Record at Board, Audit and Remuneration Committees' Meetings*

The attendance of the individual Directors at the meetings of the Board, the Audit Committee and the Remuneration Committee during the year ended 30 June 2006 is set out in the following table:

	No. of meetings attended/No. of meetings held		
	Board	**Audit Committee**	**Remuneration Committee**
Executive Directors:			
Lee Shau Kee *(Chairman)*	[1]4/6	N/A	1/1
Lee Ka Kit	[1]4/6	N/A	N/A
Colin Lam Ko Yin	6/6	N/A	1/1
Lee Ka Shing	[1]4/6	N/A	N/A
John Yip Ying Chee	6/6	N/A	N/A
Alexander Au Siu Kee *(*appointed on 8 December 2005)*	*1/6	N/A	N/A
Ho Wing Fun *(resigned upon retirement on 1 July 2006)*	[1]4/6	N/A	N/A
Suen Kwok Lam	6/6	N/A	N/A
Lee King Yue	[1]4/6	N/A	N/A
Fung Lee Woon King	6/6	N/A	N/A
Leung Sing *(resigned upon retirement on 1 July 2006)*	[1]5/6	N/A	N/A
Eddie Lau Yum Chuen	6/6	N/A	N/A
Li Ning	[1]4/6	N/A	N/A
Patrick Kwok Ping Ho	6/6	N/A	N/A
Non-executive Directors:			
Lo Tak Shing	[1]2/6	N/A	N/A
Woo Po Shing	[2]4/6	N/A	N/A
Leung Hay Man	6/6	2/2	N/A
Angelina Lee Pui Ling	5/6	N/A	N/A
Lee Tat Man	[1]4/6	N/A	N/A
Kan Fook Yee *(resigned on 23 May 2006)*	6/6	N/A	N/A
Independent Non-executive Directors:			
Gordon Kwong Che Keung	6/6	2/2	1/1
Ko Ping Keung	3/6	2/2	1/1
Wu King Cheong	6/6	2/2	1/1

Remarks:
1. *Out of the six meetings of the Board, one Board meeting was to consider the proposed privatisation of Henderson Cyber Limited by Henderson Investment Limited and The Hong Kong and China Gas Company Limited and another Board meeting was to consider the proposed privatisation of Henderson Investment Limited by the Company. Absence of the relevant Director in the relevant meeting(s) of the Board was due to his relevant interest in the respective proposed privatisations.*
2. *Four meetings were attended by his alternate, Mr. Jackson Woo Ka Biu.*

E) Directors' responsibility for the Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements for the financial year ended 30 June 2006, which give a true and fair view of the state of affairs of the Company and of the Group at that date and of the Group's results and cash flows for the year then ended and are properly prepared on the going concern basis in accordance with the statutory requirements and applicable accounting standards.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Auditors' Report on page 102.

F) Auditors' Remuneration

For the year ended 30 June 2006, the Auditors of the Company and its subsidiaries would receive approximately HK$11.3 million for audit and audit related services (2005: HK$13.4 million) as well as HK$1.5 million for non-audit services (2005: HK$0.5 million). The significant non-audit services covered by these fees included the following:

Nature of service	Fees paid (HK$ million)
Tax services	0.6
Special report on proposed privatisation	0.8
Other services	0.1
	1.5

G) Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiries, the Company confirms that all Directors have complied with the required standards as set out in the Model Code.

H) Internal Controls

The Board is responsible for ensuring sound and effective internal control systems to safeguard the shareholders' investment and the Company's assets. The Company has from time to time reviewed the effectiveness of the internal control systems in order to ensure that they meet with the dynamic and ever changing business environment.

The Internal Audit Department of the Company, which reports directly to the Audit Committee and is independent of the Company's daily operations, is responsible for conducting regular audit on the major activities of the Company. Its objective is to ensure that all material controls, including financial, operational and compliance controls and risk management functions are in place and functioning effectively. During the year, the Board has reviewed the effectiveness of the Group's internal control systems through the Internal Audit Department and the Audit Committee.

I) Shareholder Rights and Investor Relations

The Articles contain the rights of shareholders to demand and the procedures for a poll voting on resolutions at shareholders' meetings. Details of such rights to demand a poll and the poll procedures are included in all circulars in relation to shareholders' meetings and will be explained during the proceedings of shareholders' meetings. In case poll voting is conducted, the poll results will be published in newspapers on the business day following the shareholders' meeting and posted on the websites of the Stock Exchange and the Company.

The general meetings of the Company provide a forum for communication between the shareholders and the Board. The Chairman of the Board and the chairmen of all the Board Committees, or in their absence, other members of the respective Committees, are available to answer questions at the shareholders' meetings.

The Company continues to enhance communications and relationships with its investors. Designated senior management maintains regular communication and dialogue with shareholders, investors and analysts. Enquiries from investors are dealt with in an informative and timely manner.

As a channel to further promote effective communication, the Group maintains a website at **http://www.hld.com** where the Company's announcements, business developments and operations, financial information, corporate governance practices and other information are posted.

Report of the Directors

The Directors have pleasure in submitting to shareholders their annual report together with the audited statement of accounts for the year ended 30 June 2006.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, finance, building construction, infrastructure business, hotel operation, department store operation, project management, investment holding and property management.

An analysis of the Group's turnover and contribution from operations by business segment and geographical segment, is set out in note 14 to the accounts on pages 135 to 138.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30 June 2006 are set out on pages 161 to 171.

Group Profit

The profit of the Group for the year ended 30 June 2006 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 103 to 173.

Dividends

An interim dividend of HK$0.40 per share was paid on 28 April 2006. The Directors have recommended the payment of a final dividend of HK$0.65 per share to shareholders whose names appear on the Register of Members of the Company on 12 December 2006.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$34,255,000 (2005: HK$10,098,000).

Fixed assets

Particulars of the movements in fixed assets during the year are set out in note 15 to the accounts on pages 139 to 141.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30 June 2006 are set out in note 28 to the accounts on page 149.

Interest Capitalised

The amount of interest capitalised by the Group during the year ended 30 June 2006 is set out in note 7(a) to the accounts on page 129.

Reserves

Particulars of the movements in reserves during the year are set out in note 31 to the accounts on pages 151 to 153.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 31 to the accounts on pages 151 to 153.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on pages 72 and 73.

Development and Investment Properties

Particulars of development and investment properties of the Group are set out on pages 23 to 41 and on pages 62 to 65.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 9 to the accounts on page 133.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

Executive Directors

Dr. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit
(Vice Chairman)
Colin Lam Ko Yin
(Vice Chairman)
Lee Ka Shing
(Vice Chairman)
John Yip Ying Chee
Alexander Au Siu Kee
(appointed on 8 December 2005)
Ho Wing Fun
(resigned upon retirement on 1 July 2006)
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Leung Sing
(resigned upon retirement on 1 July 2006)
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors

The Hon. Lo Tak Shing
(Vice Chairman)
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Kan Fook Yee
(resigned on 23 May 2006)
Vincent Liang
(Alternate Director to The Hon. Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Mr. Kan Fook Yee resigned as Non-executive Director on 23 May 2006. Mr. Ho Wing Fun and Mr. Leung Sing resigned as Executive Directors upon retirement on 1 July 2006. The Directors would like to express their gratitude to Mr. Kan, Mr. Ho and Mr. Leung for their support, devotion and invaluable contribution to the Company.

Mr. Alexander Au Siu Kee, being the new Director appointed after the 2005 annual general meeting, will retire in accordance with Article 99 of the Company's Articles of Association at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

Dr. Lee Shau Kee, Mr. Colin Lam Ko Yin, Mr. John Yip Ying Chee, Madam Fung Lee Woon King, Mr. Eddie Lau Yum Chuen and Mr. Leung Hay Man will retire by rotation at the forthcoming annual general meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2006, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	61.88
	Li Ning	1		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	2	498,000				498,000	0.03
	Lo Tak Shing	3	11,000				11,000	0.00
	Lee Pui Ling, Angelina	4	30,000				30,000	0.00
	Lee King Yue	5	42,900		19,800		62,700	0.00
	Fung Lee Woon King	6	1,000,000				1,000,000	0.06
	Leung Sing	7	85,600				85,600	0.00
	Ho Wing Fun	8	100				100	0.00
	Woo Ka Biu, Jackson	9		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	10	34,779,936		2,075,859,007		2,110,638,943	69.26
	Lee Ka Kit	10				2,075,859,007	2,075,859,007	68.12
	Lee Ka Shing	10				2,075,859,007	2,075,859,007	68.12
	Li Ning	10		2,075,859,007			2,075,859,007	68.12
	Lee Tat Man	11	6,666				6,666	0.00
	Lo Tak Shing	12	404,375				404,375	0.01
	Lee King Yue	13	1,001,739				1,001,739	0.03
	Leung Sing	14	150,000				150,000	0.00
	Ho Wing Fun	15	1,100				1,100	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	16	3,226,174		2,202,973,776		2,206,199,950	40.05
	Lee Ka Kit	16				2,202,973,776	2,202,973,776	39.99
	Lee Ka Shing	16				2,202,973,776	2,202,973,776	39.99
	Li Ning	16		2,202,973,776			2,202,973,776	39.99
	Au Siu Kee, Alexander	17		50,000			50,000	0.00
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	18	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	18				111,636,090	111,636,090	31.33
	Lee Ka Shing	18				111,636,090	111,636,090	31.33
	Li Ning	18		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin	19	150,000				150,000	0.04
	Fung Lee Woon King	20	465,100				465,100	0.13
	Leung Hay Man	21	2,250				2,250	0.00

Ordinary Shares ***(unless otherwise specified) (cont'd)***

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	22			255,188,250		255,188,250	44.21
	Lee Ka Kit	22				255,188,250	255,188,250	44.21
	Lee Ka Shing	22				255,188,250	255,188,250	44.21
	Li Ning	22		255,188,250			255,188,250	44.21
	Woo Po Shing	23	2,705,000		2,455,000		5,160,000	0.89
Henderson Development Limited	Lee Shau Kee	24			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	25			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	26	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	24				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	25				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	26				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	24				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	25				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	26				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	24		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	25		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	26		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	27			26,000		26,000	100.00
	Lee Ka Kit	27				26,000	26,000	100.00
	Lee Ka Shing	27				26,000	26,000	100.00
	Li Ning	27		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	28			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	29			5,000		5,000	4.49
	Woo Po Shing	30			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	31			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	32	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	33	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	34			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	35			100		100	100.00
	Lee Ka Kit	35				100	100	100.00
	Lee Ka Shing	35				100	100	100.00
	Li Ning	35		100			100	100.00
Maxfine Development Limited	Lee Ka Kit	36			3,050 *	3,050 *	3,050	33.33
Perlin Development Limited	Lee Ka Kit	37			5	5	10	100.00
Pettystar Investment Limited	Lee Shau Kee	38			3,240		3,240	80.00
	Lee Ka Kit	38				3,240	3,240	80.00
	Lee Ka Shing	38				3,240	3,240	80.00
	Li Ning	38		3,240			3,240	80.00

* *relate to the same shares*

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Quickcentre Properties Limited	Lee Ka Kit	39			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	40			25	75	100	100.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Share Option Schemes

The Company and its subsidiaries have no share option schemes.

Arrangements to Purchase Shares or Debentures

At no time during the year ended 30 June 2006 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 30 June 2006, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	61.88
Riddick (Cayman) Limited (Note 1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	61.88
Henderson Development Limited (Note 1)	1,122,745,800	61.87
Yamina Investment Limited (Note 1)	538,437,300	29.67
Believegood Limited (Note 1)	222,045,300	12.24
South Base Limited (Note 1)	222,045,300	12.24
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.00

Notes:

1. *Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 38.46% held by Henderson Investment Limited ("HI"). HI was 67.94% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

2. *Mr. Lee Tat Man was the beneficial owner of these shares.*

3. *The Hon. Lo Tak Shing was the beneficial owner of these shares.*

4. *Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.*

5. *Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.*

6. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

7. *Mr. Leung Sing was the beneficial owner of these shares.*

8. *Mr. Ho Wing Fun was the beneficial owner of these shares.*

9. *These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.*

10. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

11. *Mr. Lee Tat Man was the beneficial owner of these shares.*

12. *The Hon. Lo Tak Shing was the beneficial owner of these shares.*

13. *Mr. Lee King Yue was the beneficial owner of these shares.*

14. *Mr. Leung Sing was the beneficial owner of these shares.*

15. *Mr. Ho Wing Fun was the beneficial owner of these shares.*

16. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,202,973,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 475,277,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 10 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

17. *These shares were owned by the wife of Mr. Au Siu Kee, Alexander.*

18. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 10 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

19. *Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.*

20. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

21. *Mr. Leung Hay Man was the beneficial owner of these shares.*

22. *Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 10 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.*

23. *Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.*

24. *These shares were held by Hopkins as trustee of the Unit Trust.*

25. *These shares were held by Hopkins as trustee of the Unit Trust.*

26. *Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.*

27. *Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.*

28. *These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.*

29. *These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.*

30. *These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.*

31. *Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.*

32. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

33. *Madam Fung Lee Woon King was the beneficial owner of these shares.*

34. *Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

35. *Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

36. *These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

37. *Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

38. *Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.*

39. *Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

40. *Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.*

Interests in Contracts and Connected Transactions

During the year under review, the Group entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):

(1) (i) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of the Company made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of Henderson Investment Limited, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offered Rate ("HIBOR") quoted by banks. As at 30 June 2006, an amount of approximately HK$120.2 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(ii) Henderson Finance Company Limited made advances from time to time to Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited, subsidiaries of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2006, the amounts of approximately HK$1,443.5 million, HK$41.4 million, HK$26.1 million and HK$125.3 million were due by Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited respectively to Henderson Finance Company Limited, which have been included in the accounts under "Amount due to a fellow subsidiary".

(iii) Henderson Real Estate Agency Limited made advances from time to time to Shellson International Limited, a non-wholly owned subsidiary of Henderson China Holdings Limited ("Henderson China"), with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30 June 2006, an amount of approximately HK$181.2 million was due by Shellson International Limited to Henderson Real Estate Agency Limited.

(iv) Henderson Finance Company Limited made advances from time to time to Shellson International Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks except for an interest free loan of HK$200.0 million. As at 30 June 2006, an amount of approximately HK$222.6 million was due by Shellson International Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amount due to a fellow subsidiary".

(v) The management agreements and the construction agreements for the management and development of the properties of the Henderson Development Limited Group and the Henderson Investment Limited Group entered into by both Henderson Development Limited and Henderson Investment Limited with each of Henderson Real Estate Agency Limited and E Man Construction Company Limited, two wholly-owned subsidiaries of the Company, still subsisted at the financial year end.

(2) At the extraordinary general meeting of the Company held on 22 June 1998, an ordinary resolution was passed by the independent shareholders of the Company to approve, inter alia, the provision of leasing agency and property management services by the Group (the "Agency and Management Services") in respect of the commercial development and carparks of Metro City Plaza and Sheung Shui Centre, the property interests of which are represented by shares held by Champion York Limited which was then a wholly-owned subsidiary of Henderson Development Limited. The aggregate amount of the Agency and Management Services as approved by the independent shareholders shall not exceed HK$45 million per annum. For the year ended 30 June 2006, the aggregate amount received by the Group in respect of the Agency and Management Services which were based on normal commercial terms, was approximately HK$33 million.

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the connected transaction requirements under the Listing Rules applicable to the Agency and Management Services on the basis that:

(i) (a) the Agency and Management Services are entered into by the Group in the ordinary and usual course of its business and the aggregate amount received per annum by the Group thereunder will not exceed HK$45 million (the "Aggregate Amount");

(b) the Agency and Management Services are entered into on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(c) details of the Agency and Management Services are to be disclosed in the Company's next and subsequent published annual report in accordance with the Listing Rules;

(ii) a Committee of the Independent Non-executive Directors of the Company shall review annually the Agency and Management Services and confirm in the Company's annual report whether the Agency and Management Services are conducted in the manner as stated in paragraph (i) above; and

(iii) the Auditors of the Company shall review annually the Agency and Management Services and provide the Directors with a letter, with a copy to the Hong Kong Stock Exchange, confirming that the Agency and Management Services (a) have received approval from the Board; (b) have been transacted in accordance with the pricing policies as stated in the Company's annual report for the period; and (c) have been entered into in accordance with the terms of the agreement(s) governing the Agency and Management Services or, where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the Agency and Management Services have been entered into by the Group in accordance with the waiver conditions granted by the Hong Kong Stock Exchange as stated in paragraph (i) above.

The Auditors of the Company have also confirmed that the Agency and Management Services have been conducted in the manner as stated in paragraph (iii) above and have not exceeded the Aggregate Amount.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment Limited and Henderson China and the Company's ultimate holding company, Henderson Development Limited and they were also directors of Shau Kee Financial Enterprises Limited. Mr. Li Ning was taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiary, Henderson Investment Limited. Mr. Lee Ka Kit was further interested in the transactions referred to in (1)(iii) and (iv) above as a director and indirect shareholder of Shellson International Limited.

(3) Mr. Lee Ka Kit, through companies owned or controlled by him, has interests in five companies in which Henderson China is interested and through which Henderson China holds interests in five projects. Mr. Lee has 25 per cent interest in Shellson International Limited holding the Beijing Henderson Centre, 50 per cent interest in Perlin Development Limited holding the Shanghai Skycity, 50 per cent interest in Quickcentre Properties Limited holding Lot 433 of Yanan Road West, 50 per cent interest in Feswin Investment Limited holding Lot 470 of Wanping Road South and 40 per cent interest in Henfield Properties Limited holding Lots 406-2, 406-3 and 406-4 of Hengfeng Road, with the remaining interests owned by members of the Henderson China Group. Mr. Lee Ka Kit is a Director of the Company.

Mr. Lee Ka Kit agreed to provide and has provided finance in the form of advances to these companies in proportion to his equity interests in these companies. An agreement entered into between Henderson China and Mr. Lee Ka Kit on 15 March 1996 provided that all existing and future advances made by Henderson China and Mr. Lee Ka Kit to these companies would be unsecured, on the same basis and at the same interest rate or without interest. As at 30 June 2006, the advances made by Mr. Lee Ka Kit to the Henderson China Group's non wholly-owned subsidiaries and associates amounted to approximately HK$612.6 million and HK$537.4 million respectively and from 1 January 2003 to 30 June 2006, no interest on the advances made by Mr. Lee Ka Kit to the associates was charged.

(4) As disclosed in the Company's announcement dated 2 April 2004 (the "Announcement"), Beijing Henderson Properties Co., Ltd., in which Henderson China, a subsidiary of the Company, had an attributable 75% interest, on 30 March 2004 entered into a Tenancy Agreement with Beijing Henderson Yansha Department Store Limited Company (the "Tenant"), in which Mr. Li Siu Nam had an 80% interest, for the leasing of certain shop premises from 1st floor to 3rd floor of the shopping mall of Henderson Centre in Beijing, the

People's Republic of China, for a term of three years at the monthly rent being an amount equal to 8% of the Tenant's monthly turnover. Under the tenancy agreement, the Tenant was entitled to a rent-free period of 6 months. Mr. Li Siu Nam is the brother of Dr. Lee Shau Kee, the chairman of the Company. As Mr. Li Siu Nam is a connected person of the Company, the Tenancy Agreement constitutes a continuing connected transaction of the Company under the Listing Rules. For the year ended 30 June 2006, Beijing Henderson Properties Co., Ltd. received a total rental income of HK$1.5 million in respect of the tenancy of the said premises.

The Directors (including Independent Non-executive Directors) of the Company considered that the Tenancy Agreement was negotiated on an arm's length basis and was entered into on normal commercial terms and in the ordinary course of business of Beijing Henderson Properties Co., Ltd. and Beijing Henderson Yansha Department Store Limited Company and the terms of the Tenancy Agreement were fair and reasonable for Beijing Henderson Properties Co., Ltd.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the transaction referred to above is (a) in accordance with the terms of the agreement relating to the transaction in question; (b) in the ordinary and usual course of business of the Group; (c) on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and (d) fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also confirmed that the transaction (a) has received the approval of the Board; (b) is in accordance with the pricing policies of the Group; (c) has been entered into in accordance with the relevant agreements governing the continuing connected transactions; and (d) has not exceeded the estimated maximum annual rental as stated in the Announcement.

(5) During the year, the Group made advances to the following non wholly-owned subsidiaries and associates as unsecured working capital repayable on demand:

Best Homes Limited
Choiform Limited
Crown Truth Limited
Feswin Investment Limited
Gain Base Development Limited
Hang Seng Quarry Company Limited
Harvest Development Limited
Henfield Properties Limited
Lane Success Development Limited
Perlin Development Limited
Pettystar Investment Limited
Primeland Investment Limited
Quickcentre Properties Limited
Shellson International Limited

Certain Directors of the Company or its subsidiaries have interests in the above companies. Both the Group and such Directors' associates made advances in proportion to their equity interests in the companies. The advances made by the Group and the Directors' associates to the individual companies listed above were either both interest-bearing on identical normal commercial terms or both without interest.

(6) The Company had the following connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements since each of the applicable percentage ratios under Rule 14A.32 of the Listing Rules was less than 2.5%:

(i) Henderson China was privatised by and became a wholly-owned subsidiary of the Company on 12 August 2005. The privatisation involved, as announced on 19 May 2005, cancellation price paid by the Company to the following connected persons of the Company in consideration for the cancellation of their respective interests or deemed interests in Henderson China:

(a) Canon International Limited which was a company ultimately controlled by Ms. Liza Lee Pui Ling who is the daughter of Dr. Lee Shau Kee, a director of the Company and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing, directors of the Company;

(b) Mr. Jackson Woo Ka Biu, an alternate director to Sir Po-shing Woo, a non-executive director of the Company; and

(c) Ms. Carmen Woo Ka Man, the daughter of Sir Po-shing Woo, a non-executive director of the Company and the sister of Mr. Jackson Woo Ka Biu.

The aggregate value of the above cancellation prices paid by the Company to the above connected persons amounted to approximately HK$204.7 million.

(ii) Henderson Cyber Limited ("Henderson Cyber") was privatised by Henderson Investment Limited, a subsidiary of the Company and The Hong Kong and China Gas Company Limited ("China Gas"), an associated company of the Company. Upon the completion of the privatisation on 8 December 2005, Henderson Cyber was owned as to 78.69% by Henderson Investment Limited and 21.31% by China Gas through their respective subsidiaries.

As announced on 16 August 2005, the joint arrangement between Henderson Investment Limited and China Gas for payment by Henderson Investment Limited and China Gas of 78.69% and 21.31% respectively of the total consideration paid for the cancellation of the scheme shares of the privatisation of Henderson Cyber constituted a connected transaction. The aggregate consideration paid by Henderson Investment Limited under this arrangement amounted to approximately HK$252.53 million.

(iii) As announced on 7 February 2006, Henderson (China) Investment Company Limited, Henston (BVI) Investment Limited, City Sharp Development Limited and Henston (China) Investment Company, Limited (collectively the "Relevant Subsidiaries"), being wholly-owned subsidiaries of the Company entered into a conditional agreement with Guangzhou Guang Yuan Enterprise Limited ("Guang Yuan") on 25 January 2006, pursuant to which the profit sharing ratios in Guangzhou Guang An Property Development Ltd., Guangzhou Guang Hung Property Development Ltd., and Guangzhou Guang Nam Property Development Ltd. (collectively, the "Project Companies") were revised to the effect that the Relevant Subsidiaries were entitled to 100% of the profits in each of the Project Companies. The principal activities of the Project Companies were the development of properties at Yanjiang Road West, Yuexiu District, Guangzhou, Guangdong Province, the People's Republic of China (the "PRC"). The consideration under the agreement was approximately HK$166.68 million. Guang Yuan which was entitled to more than 10% of the profits in each of the Project Companies was regarded as a connected person of the Company under the Listing Rules. The entering into of the said agreement constituted a connected transaction of the Company.

(iv) As announced on 3 April 2006, Nickwell Investments Limited ("Nickwell"), Raytek Investments Limited ("Raytek") and Wise Link Investments Limited ("Wise Link"), being wholly-owned subsidiaries of Promise Good Limited, in which a subsidiary of Henderson Investment Limited, has a 60% beneficial interest and Shining Gold Limited, a wholly-owned subsidiary of Min Xin Holdings Limited which was listed on the Hong Kong Stock Exchange owned the remaining 40%, entered into a sale and purchase agreement as vendors on 29 March 2006 for the sale of a 65% beneficial interest in Ningbo Nickwell Highway Development Company Limited ("Ningbo Nickwell") owned by Nickwell, a 65% beneficial interest in Ningbo Rayter Highway Development Company Limited ("Ningbo Rayter") owned by Raytek and a 65% beneficial interest in Ningbo Wise Link Highway Development Company Limited ("Ningbo Wise Link") owned by Wise Link to Fenghua Transportation Investment Co., Ltd. (奉化市交通投資公司)("Fenghua Transportation"), a state-owned enterprise of the Fenghua People's Government, the PRC at the consideration of RMB70 million (approximately HK$67.65 million) (the "Sale and Purchase"). Pursuant to the said agreement, Fenghua Transportation agreed to undertake the repayment of the bank loans which amounted to RMB181.7 million (approximately HK$175.59 million) (the "Undertaking").

Ningbo Nickwell, Ningbo Rayter and Ningbo Wise Link (collectively the "Joint Venture Companies") had 25-year rights to develop and operate certain parts of the province expressway together with the respective ancillary facilities in the PRC. Fenghua Transportation was a substantial shareholder having a 35% interest in each of the Joint Venture Companies and thus was a connected person of the Company under the Listing Rules. The Sale and Purchase and the Undertaking therefore constituted a connected transaction of the Company.

(v) As announced on 16 May 2006, Shanghai Jingan Industrial Company ("Shanghai Jingan"), a state-owned enterprise established under the laws of the PRC and Profit Field Development Limited ("Profit Field"), a wholly-owned subsidiary of the Company entered into a conditional agreement on 12 May 2006 relating to the acquisition by Profit Field of 15% equity interest in Shanghai Heng Cheng Real Estate Development Co., Ltd. ("Hengcheng") for a consideration of RMB64.05 million (approximately HK$61.57 million) and the repayment of the debt amounting to approximately RMB64.79 million (approximately HK$62.28 million) by Profit Field to Shanghai Jingan. The principal activity of Hengcheng was the holding of the piece of land located at Lot No. 688, Nanjing Road West, Jingan District, Shanghai, the PRC. As Shanghai Jingan held 15% interest in Hengcheng which was an indirect subsidiary of the Company, it was regarded as a connected person of the Company under the Listing Rules and the entering into the said agreement constituted a connected transaction of the Company.

(7) The material related party transactions set out in note 36 to the accounts on pages 157 and 158 constitute continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30 June 2006 and as at 30 June 2006 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment, development and management in Hong Kong and Mainland China. As those companies which might have competing businesses with the Group were involved in the investment, development and management of properties of different types and/or in different locations, the Group, maintaining three independent non-executive directors, has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

Henson International Finance Limited, a wholly-owned subsidiary of the Company, effected the full redemption of the remaining 1% guaranteed convertible notes due 2006 on 9 February 2006, the maturity date, in the principal amount of HK$188,700,000 at 82% (as fixed under the terms thereof) which, together with accrued interest, amounted to HK$155,677,500.

Save and except for the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year under review.

Major Customers and Suppliers

For the financial year ended 30 June 2006:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 68 to 71.

Retirement Benefits Scheme

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Scheme Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions of the Scheme utilised during the year was HK$502,000 (2005: HK$571,000). As at 30 June 2006, there were no forfeited contributions that could be utilised to reduce the Group's contributions to the Scheme (2005: HK$30,000).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1 December 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The total amount so utilised in the year ended 30 June 2006 was HK$955,000 (2005: HK$861,000) and the balance available to be utilised as at 30 June 2006 was HK$153,000 (2005: HK$54,000).

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the profit and loss account for the year ended 30 June 2006 were HK$36,086,000 (2005: HK$32,522,000).

Revolving Credit Agreement with Covenants of the Controlling Shareholders

As disclosed in the Company's announcement dated 17 September 2004, a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Henderson Investment Limited ("HI"), as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amounts (the "First Facility") from a syndicate of banks under the respective several guarantees given by the Company and HI.

In connection with the First Facility, it will be an event of default if the Company ceases to own and control at least 51 per cent of the issued equity share capital of HI or if either the Company or HI ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the First Facility may become due and payable on demand.

As also disclosed in the Company's announcement dated 26 July 2006, a wholly-owned subsidiary of the Company, as borrower, has obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") from a syndicate of banks under the guarantee given by the Company.

In connection with the Second Facility, it will be an event of default if the Company ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Second Facility may become due and payable on demand.

Financial Assistance to Affiliated Companies

As at 30 June 2006, the Group had provided financial assistance to, and guarantees for certain affiliated companies amounting to HK$12,936.98 million in aggregate exceeding 8 per cent of the total assets of the Company. In accordance with Rule 13.22 of the Listing Rules, the combined balance sheet of and the Group's attributable interest in these affiliated companies as at 30 June 2006 are set out as follows:

	Combined HK$ million	The Group's attributable interest HK$ million
Non-current assets	52,255	16,903
Current assets	8,376	3,246
Current liabilities	(5,142)	(1,998)
Net current assets	3,234	1,248
Total assets less current liabilities	55,489	18,151
Non-current liabilities	(39,087)	(12,353)
Net assets	16,402	5,798

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

A resolution for the re-appointment of KPMG as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 74 to 79.

On behalf of the Board

Lee Shau Kee

Chairman

Hong Kong, 21 September 2006

Biographical Details of Directors and Senior Management

Executive Directors

Dr. LEE Shau Kee *DBA (Hon), DSSc (Hon), LLD (Hon)*, aged 77, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit aged 43, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin *BSc, ACIB, MBIM, FCILT*, aged 55, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 33 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Since October 2003, Mr. Lam has been a Director of The University of Hong Kong Foundation for Educational Development and Research Limited. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing aged 35, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lee is a director of Henderson Development and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

YIP Ying Chee, John *LLB, FCIS*, aged 57, has been an Executive Director of the Company since 1997. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 25 years' experience in corporate finance, and corporate and investment management.

AU Siu Kee, Alexander *OBE, ACA, FCCA, FCPA, FCIB, FHKIB*, aged 59. Mr. Au has been an Executive Director and the Chief Financial Officer of the Company since 8 December 2005. A banker by profession, he was the chief executive officer of Hang Seng Bank Limited from October 1993 to March 1998 and of Oversea-Chinese Banking Corporation Limited in Singapore from September 1998 to April 2002. He was formerly a non-executive director of a number of leading companies including The Hongkong and Shanghai Banking Corporation Limited, MTR Corporation Limited and Hang Lung Group Limited. Currently Mr. Au is an independent non-executive director of Wheelock and Company Limited. Within the Henderson Land Group, he is a non-executive director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited. He is also a member of the Council of the Hong Kong University of Science and Technology. An accountant by training, Mr. Au is a Chartered Accountant as well as a Fellow of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

SUEN Kwok Lam *MH, FHIREA*, aged 59, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is also an executive director of Henderson Investment Limited. He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005.

LEE King Yue aged 80, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 50 years. He is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

FUNG LEE Woon King aged 68, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group and Henderson Investment Group. Madam Fung is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development, Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LAU Yum Chuen, Eddie aged 60, has been an Executive Director of the Company since 1987. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning *BSc, MBA*, aged 49, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and an M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 54, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as an M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited.

Non-executive Directors

The Hon. LO Tak Shing *GBM, JP*, aged 71, was awarded the Grand Bauhinia Medal in July 1997, has been a Director and Vice Chairman of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor. He was the vice chairman of the Basic Law Consultative Committee, a committee member of the Preliminary Committee of the Preparatory Committee from July 1993 and a committee member of The Preparatory Committee of the Hong Kong Special Administrative Region from December 1995.

Sir Po-shing WOO *Hon LLD, FCIArb, FIMgt, FInstD, FHKMA*, aged 77, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man *FRICS, FCIArb, FHKIS*, aged 72, has been a Director of the Company since 1981 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina *JP, LLB, FCA*, aged 57, has been a Director of the Company since 1996 and was re-designated as Non-executive Director in 2004. She is a practising solicitor and is also a Fellow of the Institute of Chartered Accountants in England and Wales. She is active in public services and currently serves on a number of statutory, advisory and appeal committees. She is also a director of a number of other listed companies in Hong Kong.

LEE Tat Man aged 69, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 30 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee and Madam Fung Lee Woon King.

Vincent LIANG *JP*, aged 61, has been the Alternate Director to The Hon. Lo Tak Shing, Director of the Company, since 1986 and was re-designated as Non-executive Director in 2004, following the re-designation of The Hon. Lo Tak Shing as Non-executive Director. He is a solicitor and a former Vice President of the Law Society of Hong Kong.

WOO Ka Biu, Jackson *MA (Oxon)*, aged 44, has been the Alternate Director to Sir Po-shing Woo, Director of the Company since July 2000 and was re-designated as Non-executive Director in 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. He is a director of Kailey Group of Companies. He holds an MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. Mr. Woo is currently a partner of Jackson Woo & Associates and was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

Independent Non-executive Directors

KWONG Che Keung, Gordon *FCA*, aged 57, has been an Independent Non-executive Director of the Company since 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is an independent non-executive director of Henderson Investment Limited and a number of other Hong Kong listed companies.

Professor KO Ping Keung *PhD, FIEEE, FHKIE, JP*, aged 55, has been an Independent Non-executive Director of the Company since 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of University of California at Berkeley and Beijing University and Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is also an independent non-executive director of Henderson Investment Limited.

WU King Cheong *BBS, JP*, aged 55, has been an Independent Non-executive Director of the Company since 2005. He is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

Senior Management

LAU Chi Keung *MH, JP, FRICS, FHKIS, ACIArb*, aged 57, joined the Company in 1981 and is presently the General Manager of Project Management (1) Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 34 years' experience in property development. Mr. Lau is an executive director of Henderson Investment Limited. He was appointed as Justice of the Peace in 2001, and was awarded the Medal of Honour in 2005, by the Government of the Hong Kong Special Administrative Region.

KWOK Man Cheung, Victor *BA (AS), B Arch (Dist), MSc (Con P Mgt), EMBA, FHKIA, MAPM, RIBA, Authorised Person (Architect), Registered Architect (HK), PRC Class 1 Registered Architect Qualification*, aged 53, joined the Company in 2005 and is presently the General Manager of Project Management (2) Department. He possesses professional qualifications of both a project manager and an architect. He holds a Bachelor of Architecture (Distinction) degree and a Master of Science in Construction Project Management degree from the University of Hong Kong, and an Executive Master of Business Administration degree from Tsinghua University. He is a Fellow Member of The Hong Kong Institute of Architects and a Member of Association of Project Management. He has over 28 years of professional experience in the property and construction industry of Hong Kong and Mainland China.

WONG Ho Ming, Augustine *MSc, FHKIS, MRICS, MCIArb, RPS (GP)*, aged 45, joined the Company in 1996 and is presently the General Manager of Property Development Department. He is a registered professional surveyor and has over 22 years' experience in property appraisal, dealing and development.

LEUNG Kam Leung *MSc, PGDMS, FHKIS, FRICS, RPS (GP)*, aged 53, joined the Company in 1997 and is presently the General Manager of Property Planning Department. He holds a Master of Science degree in International Real Estate and a Postgraduate Diploma in Management Studies. He is a Fellow Member of The Hong Kong Institute of Surveyors and The Royal Institution of Chartered Surveyors and is also a Registered Professional Surveyor. He has over 30 years' experience in land and property development. Prior to joining the Company, Mr. Leung held a Chief Estate Surveyor post in the Lands Department of the Hong Kong Government and had over 20 years' experience in government land disposal, land exchange, lease modification and premium assessment. He is currently serving on several government advisory committees.

WONG Wing Hoo, Billy *JP, BSc, FHKIE, FIHT, FHKIHT, RPE*, aged 49, joined the Company in 2006 and is presently the General Manager of Construction Department. He is a fellow member of the Hong Kong Institution of Engineers, Institution of Highways and Transportation and Hong Kong Institution of Highways and Transportation. He is also a Registered Professional Engineer under the Engineers Registration Ordinance Chapter 409. Mr. Wong was appointed as a Justice of the Peace in 2005. He served as President of Hong Kong Construction Association and Chairman of Construction Industry Training Authority, and is currently a member of Provisional Construction Industry Coordination Board, Land & Building Advisory Committee, and Permanent Supervisor of Hong Kong Construction Association.

TSE Wai Chuen, Tony *FRICS, FHKIS, RPS (GP), CIREA*, aged 52, joined the Company in 2005 and is the General Manager of Sales Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors, the Chairman of the Real Estate Services Training Board, Vocational Training Council. Mr. Tse has over 30 years' experience in property investment and development and was the President of The Hong Kong Institute of Surveyors in 2004 and member of Town Planning Board from 2002 to 2006.

LEE Pui Man, Margaret *BHum (Hons)*, aged 45, joined the Company in 1984 and is presently the General Manager of Portfolio Leasing Department since 1988. She holds a B. Hum. (Honours) degree from the University of London and has over 22 years' experience in marketing development. She is the eldest daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

SIT Pak Wing *ACIS, FHIREA*, aged 58, joined the Company in 1991 and is presently the Deputy General Manager of Portfolio Leasing Department. He is a Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 30 years' experience in marketing development, leasing and property management.

LIU Cheung Yuen, Timon *BEc, FCPA, CA (Aust), FCS, FCIS*, aged 48, joined the Henderson Land Group in 2005 and is presently the Group Company Secretary. Mr. Liu graduated from Monash University, Australia with a bachelor's degree in Economics. He is a fellow of both the Hong Kong Institute of Certified Public Accountants and The Hong Kong Institute of Chartered Secretaries, and an associate of The Institute of Chartered Accountants in Australia. He has over 23 years' experience in accounting, auditing, corporate finance, corporate investment and development, and company secretarial practice.

CHAO Lung Yu *FCCA, CPA*, aged 46, joined the Henderson Land Group in 1990 and was appointed Qualified Accountant of the Company in March 2004. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years' experience in accounting and auditing.

Financial Statements

Report of the Auditors



TO THE SHAREHOLDERS OF
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 103 to 173 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2006 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

Hong Kong, 21 September 2006

Consolidated Profit and Loss Account

for the year ended 30 June 2006

	Note	2006 HK$ million	2005 re-stated HK$ million
Turnover	*4*	**6,773.0**	5,833.3
Direct costs		**(3,084.0)**	(2,933.2)
		3,689.0	2,900.1
Other revenue	*5*	**199.1**	135.6
Other net income	*5*	**18.8**	6.4
Other operating income, net	*6*	**1,335.9**	65.3
Selling and marketing expenses		**(377.6)**	(340.0)
Administrative expenses		**(810.1)**	(626.5)
Profit from operations before changes in fair value of investment properties		**4,055.1**	2,140.9
Increase in fair value of investment properties		**7,297.0**	6,765.5
Profit from operations after changes in fair value of investment properties		**11,352.1**	8,906.4
Finance costs	*7(a)*	**(496.2)**	(209.5)
		10,855.9	8,696.9
Share of profits less losses of associates		**2,534.8**	2,751.7
Share of profits less losses of jointly controlled entities		**3,805.3**	2,250.7
Profit before taxation	*7*	**17,196.0**	13,699.3
Income tax	*8(a)*	**(1,591.7)**	(1,367.0)
Profit for the year		**15,604.3**	12,332.3
Attributable to:			
Equity shareholders of the Company	*11 & 31*	**13,548.7**	10,852.8
Minority interests	*31*	**2,055.6**	1,479.5
Profit for the year	*31*	**15,604.3**	12,332.3
Dividends payable to equity shareholders of the Company attributable to the year:	*12*		
Interim dividend declared during the year		**725.8**	725.8
Final dividend proposed after the balance sheet date		**1,179.5**	1,088.8
		1,905.3	1,814.6
Earnings per share	*13(a)*	**HK$7.47**	HK$5.98
Adjusted earnings per share	*13(b)*	***HK$2.90***	*HK$2.43*

The notes on pages 111 to 173 form part of these accounts.

Balance Sheets

at 30 June 2006

	Note	The Group 2006 HK$ million	The Group 2005 re-stated HK$ million	The Company 2006 HK$ million	The Company 2005 HK$ million
Non-current assets					
Fixed assets	*15*	**56,868.0**	46,436.4	**—**	—
Toll highway operation rights	*16*	**171.1**	561.5	**—**	—
Interests in leasehold land held for own use under operating leases	*17*	**223.3**	243.4	**—**	—
Interest in subsidiaries	*18*	**—**	—	**38,176.6**	39,136.9
Interest in associates	*19*	**16,962.6**	14,700.7	**472.4**	630.4
Interest in jointly controlled entities	*20*	**16,026.1**	13,395.9	**121.5**	119.6
Other financial assets	*21*	**1,456.1**	1,559.3	**—**	—
Deferred tax assets	*8(c)*	**163.2**	235.6	**—**	—
		91,870.4	77,132.8	**38,770.5**	39,886.9
Current assets					
Deposits for acquisition of properties	*22*	**1,245.4**	1,869.7	**—**	—
Inventories	*23*	**21,036.0**	19,090.1	**—**	—
Trade and other receivables	*24*	**3,386.2**	2,158.9	**43.1**	35.3
Cash held by stakeholders		**23.4**	55.9	**—**	—
Pledged bank deposits		**20.2**	20.2	**—**	—
Cash and cash equivalents	*26*	**7,638.9**	4,335.5	**0.7**	0.3
		33,350.1	27,530.3	**43.8**	35.6
Assets classified as held for sale	*30*	**702.8**	—	**—**	—
		34,052.9	27,530.3	**43.8**	35.6
Current liabilities					
Trade and other payables	*27*	**2,730.1**	2,217.8	**118.3**	114.8
Bank loans and overdrafts	*28*	**7,029.2**	3,097.4	**—**	—
Guaranteed convertible notes	*29*	**—**	186.9	**—**	—
Current taxation		**635.0**	590.2	**—**	—
		10,394.3	6,092.3	**118.3**	114.8
Liabilities classified as held for sale	*30*	**171.5**	—	**—**	—
		10,565.8	6,092.3	**118.3**	114.8
Net current assets/(liabilities)		**23,487.1**	21,438.0	**(74.5)**	(79.2)
Total assets less current liabilities		**115,357.5**	98,570.8	**38,696.0**	39,807.7

Balance Sheets

at 30 June 2006

	Note	The Group 2006 HK$ million	The Group 2005 re-stated HK$ million	The Company 2006 HK$ million	The Company 2005 HK$ million
Non-current liabilities					
Bank loans	*28*	**13,665.3**	12,914.4	**—**	—
Amount due to a fellow subsidiary		**1,858.9**	1,321.1	**—**	—
Deferred tax liabilities	*8(c)*	**6,050.4**	4,668.5	**—**	—
		21,574.6	18,904.0	**—**	—
Net assets		**93,782.9**	79,666.8	**38,696.0**	39,807.7
Capital and reserves	*31*				
Share capital		**3,629.2**	3,629.2	**3,629.2**	3,629.2
Reserves		**74,334.9**	62,008.5	**35,066.8**	36,178.5
Total equity attributable to equity shareholders of the Company		**77,964.1**	65,637.7	**38,696.0**	39,807.7
Minority interests		**15,818.8**	14,029.1	**—**	—
Total equity		**93,782.9**	79,666.8	**38,696.0**	39,807.7

Approved and authorised for issue by the Board of Directors on 21 September 2006.

Lee Shau Kee

Lee Tat Man

Directors

The notes on pages 111 to 173 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 30 June 2006

	Note	2006 HK$ million	2006 HK$ million	2005 re-stated HK$ million	2005 re-stated HK$ million
Total equity at 1 July					
As previously reported:					
Attributable to equity shareholders of the Company	*31*	**66,699.0**		57,511.8	
Minority interests	*31*	**14,464.9**		13,075.8	
		81,163.9		70,587.6	
Prior period adjustments arising from changes in accounting policies	*3&31*	**(1,497.1)**		(1,397.6)	
As re-stated, before opening balance adjustments			**79,666.8**		69,190.0
Opening balance adjustments arising from changes in accounting policies	*3&31*		**154.5**		—
As re-stated, after prior period and opening balance adjustments			**79,821.3**		69,190.0
Net income/(expense) for the year recognised directly in equity:					
Exchange difference on translation of accounts of foreign entities:					
As previously reported				—	
Prior period adjustments arising from changes in accounting policies				(37.7)	
Exchange difference on translation of accounts of foreign entities (2005: as re-stated)	*31*		**304.3**		(37.7)
Revaluation surpluses net of deferred tax					
As previously reported:					
Attributable to equity shareholders of the Company				57.6	
Minority interests				5.2	
				62.8	
Prior period adjustments arising from changes in accounting policies				(62.8)	
Revaluation surpluses net of deferred tax (2005: as re-stated)	*31*		**71.2**		—
Changes in fair value of available-for-sale securities	*31*		**146.9**		—
Net income/(expense) for the year recognised directly in equity			**522.4**		(37.7)

Consolidated Statement of Changes in Equity

for the year ended 30 June 2006

	Note	2006		2005 re-stated	
		HK$ million	HK$ million	HK$ million	HK$ million
Net profit for the year:					
As previously reported:					
Attributable to equity shareholders of the Company				10,853.5	
Minority interests				1,477.6	
				12,331.1	
Prior period adjustments arising from changes in accounting policies	3			1.2	
Net profit for the year (2005: as re-stated)	31		15,604.3		12,332.3
Total recognised income and expense for the year (2005: as re-stated)			16,126.7		12,294.6
Attributable to:					
Equity shareholders of the Company		14,018.0		10,818.5	
Minority interests		2,108.7		1,476.1	
		16,126.7		12,294.6	
Dividends paid	31		(1,814.6)		(1,723.8)
Dividends paid to minority shareholders	31		(310.1)		(275.6)
Increase in shareholdings in subsidiaries	31		—		(44.2)
Privatisation of listed subsidiaries	31		(2,382.7)		—
Share placement of a listed subsidiary	31		2,272.0		—
Advances from minority shareholders	31		70.3		225.8
Total equity at 30 June			93,782.9		79,666.8

The notes on pages 111 to 173 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 30 June 2006

	Note	2006 HK$ million	2005 re-stated HK$ million
Operating activities			
Profit before taxation		**17,196.0**	13,699.3
Adjustments for:			
Interest income		**(280.7)**	(160.7)
Loss/(profit) on disposal of fixed assets		**8.1**	(7.7)
Deemed profit on placement of a listed subsidiary's shares		**(829.6)**	—
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination		**(812.5)**	—
(Reversal of impairment loss)/impairment loss on properties under development for own use		**(86.0)**	204.0
(Write-back of provision)/provision on inventories		**(26.3)**	23.9
Impairment loss for bad and doubtful debts		**34.3**	24.7
Impairment loss on other fixed assets		**4.5**	—
Premium on redemption of guaranteed convertible notes		**—**	(444.9)
Surplus on revaluation of other investments		**—**	(25.1)
Impairment loss in value of investment securities		**—**	10.9
Amortisation of goodwill		**—**	63.9
Impairment loss on goodwill		**161.8**	—
Gain on disposal of a subsidiary	*(a)*	**(24.3)**	—
Increase in fair value of investment properties		**(7,297.0)**	(6,765.5)
Finance costs		**496.2**	209.5
Amortisation and depreciation		**122.1**	144.0
Dividend income from investments		**(20.4)**	(35.4)
Surplus on winding up of an associate		**—**	(0.4)
Share of profits less losses of associates		**(2,534.8)**	(2,751.7)
Share of profits less losses of jointly controlled entities		**(3,805.3)**	(2,250.7)
Net foreign exchange gain		**(17.3)**	—
Operating profit before changes in working capital		**2,288.8**	1,938.1
(Increase)/decrease in instalments receivable		**(1,032.6)**	89.7
Decrease/(increase) in long term receivable		**16.2**	(1.4)
Increase in deposits for acquisition of properties		**(553.1)**	(603.6)
Increase in inventories		**(886.6)**	(1,269.7)
Increase in debtors, prepayments and deposits		**(34.6)**	(213.7)
Decrease/(increase) in gross amount due from customers for contract work		**31.6**	(37.3)
Decrease/(increase) in cash held by stakeholders		**32.5**	(55.9)
Increase in creditors and accrued expenses		**491.1**	73.8
Decrease in gross amount due to customers for contract work		**(8.2)**	(26.1)
Increase in rental and other deposits		**57.0**	26.9
Cash generated from/(used in) operations		**402.1**	(79.2)
Interest received		**114.3**	89.7
Tax paid			
Hong Kong		**(320.1)**	(195.6)
Outside Hong Kong		**(38.3)**	(48.1)
Net cash generated from/(used in) operating activities		**158.0**	(233.2)

Consolidated Cash Flow Statement

for the year ended 30 June 2006

	Note	2006 HK$ million	2005 re-stated HK$ million
Investing activities			
Additions to fixed assets		(1,639.9)	(1,152.8)
Proceeds from sale of fixed assets		3.4	76.3
Additional investments in associates		(814.6)	(23.7)
Repayment from associates		361.0	308.0
Repayment from jointly controlled entities		207.6	882.9
Payment for the purchase of available-for-sale securities		(45.1)	(77.2)
Proceeds from redemption of held-to-maturity securities		—	40.8
Proceeds from sale of a subsidiary	*(a)*	117.3	—
Acquisition of subsidiaries	*(b)*	(790.0)	(74.1)
Additional investments in subsidiaries		—	(50.9)
Payment for privatisation of listed subsidiaries		(1,651.9)	—
Interest received		168.0	71.6
Repayment of loans receivable		—	47.1
Dividends received from associates		916.6	947.0
Dividends received from jointly controlled entities		781.4	15.6
Dividends received from available-for-sale securities (2005: investment securities)		20.4	35.4
Net cash (used in)/generated from investing activities		(2,365.8)	1,046.0
Financing activities			
Proceeds received from share placement of a listed subsidiary		3,103.1	—
Advances (to)/from minority shareholders		(93.9)	160.0
Proceeds from new bank loans		8,751.2	13,963.7
Repayment of bank and other loans		(3,939.4)	(3,076.2)
Payment for the redemption of guaranteed convertible notes		(154.7)	(5,116.4)
Increase/(decrease) in amount due to a fellow subsidiary		695.0	(3,704.3)
Interest and other borrowing costs paid		(805.1)	(362.6)
Expenses paid in connection with share placement		(1.5)	—
Dividends paid to equity shareholders of the Company		(1,814.6)	(1,723.9)
Dividends paid to minority shareholders		(310.1)	(275.6)
Net cash generated from/(used in) financing activities		5,430.0	(135.3)
Net increase in cash and cash equivalents		3,222.2	677.5
Cash and cash equivalents as at 1 July		4,231.2	3,553.7
Effect of foreign exchange rate changes		4.6	—
Cash and cash equivalents as at 30 June	26	7,458.0	4,231.2

The notes on pages 111 to 173 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 30 June 2006

Notes to the consolidated cash flow statement

(a) Disposal of a subsidiary

	2006 HK$ million	2005 HK$ million
Net assets disposed of:		
Fixed assets	0.1	—
Deferred tax assets	1.5	—
Inventories	175.0	—
Creditors and accrued expenses	(83.6)	—
Net assets	93.0	—
Gain on disposal	24.3	—
Total consideration received, satisfied in cash	117.3	—
Net cash inflow in respect of the disposal of a subsidiary	117.3	—

(b) Acquisition of subsidiaries

	2006 HK$ million	2005 HK$ million
Net assets acquired:		
Fixed assets	—	10.4
Inventories	790.0	63.9
Rental and other deposits	—	(0.1)
Current taxation	—	(0.1)
Total consideration paid, satisfied in cash	790.0	74.1
Net cash outflow in respect of the acquisition of subsidiaries	(790.0)	(74.1)

The notes on pages 111 to 173 form part of these accounts.

Notes on the Accounts

1 Principal place of business

The Company is incorporated in Hong Kong. It has its registered office and principal place of business at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

2 Principal accounting policies

(a) *Statement of compliance*

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these accounts is provided in note 3.

(b) *Basis of preparation of the accounts*

The consolidated accounts for the year ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates and jointly controlled entities.

The measurement basis used in the preparation of the accounts is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below:

— financial instruments classified as held for trading and available-for-sale securities (see note 2(f)); and

— investment property (see note 2(g)).

The preparation of accounts in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs and estimates that have significant effect on the accounts are discussed in note 40.

(c) *Subsidiaries and controlled entities*

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts from the date that control commences until the date that control ceases.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

2 Principal accounting policies *(cont'd)*

(c) Subsidiaries and controlled entities (cont'd)

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 2(k)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(y)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(y)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year (see notes 2(e) and (k)).

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or the jointly controlled entity. For this purpose, the Group's interest in the associate or the jointly controlled entity is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 2(k)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(y)).

(e) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash generating units and is tested annually for impairment (see note 2(k)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 Principal accounting policies *(cont'd)*

(f) *Other investments in debt and equity securities*

The Group's policies for investments in debt and equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in securities held for trading are classified as current assets and are initially stated at fair value. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Dated debt securities that the Group has the positive ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses (see note 2(k)).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(k)).

Other investments in securities are classified as available-for-sale securities and are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised directly in equity, except for impairment losses (see note 2(k)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) *Fixed assets*

(i) **Investment properties**

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(j)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 2(v)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases.

Property that is being constructed or developed for future use as investment property is classified as investment properties under development and stated at cost, including borrowing costs capitalised (see note 2(x)), aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 2(k)). When the construction or development is complete, it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

2 Principal accounting policies *(cont'd)*

(g) Fixed assets (cont'd)

(ii) Other property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(k)):

— hotel properties;

— other land and buildings;

— bridges; and

— other items of plant and equipment.

The cost of self-constructed items of property, plant and equipment includes the aggregate cost of development, materials and supplies, wages, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of borrowing costs (see note 2(x)) and other direct expenses.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(h) Depreciation of fixed assets

(i) Investment properties

No depreciation is provided on investment properties.

(ii) Investment properties under development and properties under development for own use

No depreciation is provided until such time as the relevant assets are complete and put into use.

(iii) Hotel properties and other land and buildings

Depreciation is provided on the cost of the leasehold land of properties over the unexpired terms of the leases. Costs of buildings thereon are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(iv) Other property, plant and equipment

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Leasehold improvement, furniture and fixtures	5 years
Bridges	over the operating periods
Others	2 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Toll highway operation rights

Toll highway operation rights are stated at cost less accumulated amortisation and impairment losses (see note 2(k)).

Amortisation are provided to write off the cost of toll highway operation rights using the straight-line method over the operating periods.

Toll highway operation rights are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from derecognition of toll highway operation rights are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised.

2 Principal accounting policies *(cont'd)*

(j) Leased assets

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

— Property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)); and

— Land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property or is held for development for sale. Information on accounting policies for land held under operating leases for development for sale is provided in accounting policy note 2(l).

(k) Impairment of assets

(i) Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

— For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

2 Principal accounting policies *(cont'd)*

(k) Impairment of assets (cont'd)

(i) Impairment of investments in debt and equity securities and other receivables *(cont'd)*

— For available-for-sale securities, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— toll highway operation rights;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries, associates and jointly controlled entities (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 2(y))); and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, the recoverable amount of goodwill is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

2 Principal accounting policies *(cont'd)*

(l) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost and net realisable value are determined as follows:

(i) **Leasehold land**

The cost of leasehold land, which is held for development for sale, represents the cost of acquisition and the premium, if any, payable to the relevant government authorities. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(ii) **Property held for and under development for sale**

The cost of properties held for and under development for sale comprises specifically identified cost, including borrowing costs capitalised (see note 2(x)), aggregate cost of development, materials and supplies, wages and other direct expenses. Net realisable value represents the estimated selling price, based on prevailing market conditions, less estimated costs of completion and costs to be incurred in selling the property.

(iii) **Completed properties for sale**

Cost is determined by apportionment of the total land and development costs for that development project, attributable to the unsold properties. Net realisable value represents the estimated selling price, based on prevailing market conditions, less costs to be incurred in selling the property.

(iv) **Retail, catering stocks and trading goods**

Cost is calculated using the weighted average cost formula and comprises all costs of purchase. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(m) Construction contracts

The accounting policy for contract revenue is set out in note 2(v)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings not yet paid by the customers are included in the balance sheet under "Trade and other receivables".

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(k)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(k)).

2 Principal accounting policies *(cont'd)*

(o) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. At initial recognition the liability component of the convertible notes is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense recognised in profit or loss on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until either the note is converted or redeemed.

If the note is converted, the capital reserve, together with the carrying value of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the note is redeemed, the capital reserve is released directly to retained profits.

(p) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of the borrowings using the effective interest method.

(q) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(r) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(s) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

2 Principal accounting policies *(cont'd)*

(t) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 Principal accounting policies *(cont'd)*

(u) *Provisions and contingent liabilities*

Provisions are recognised for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(v) *Revenue recognition*

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Sale of properties

Revenue arising from the sale of properties held for sale is recognised upon the signing of the sale and purchase agreement or the issue of an occupation permit/a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Interest income

Interest income is recognised as it accrues using the effective interest method.

(iv) Contract revenue

When the outcome of a construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus an appropriate proportion of the total fee, measured by reference to the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) Toll fee income

Toll fee income is recognised on a cash receipt basis.

(vi) Hotel operation

Income from hotel operation is recognised when services are provided.

(vii) Sale of goods

Sale of goods from department store operation is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

2 Principal accounting policies *(cont'd)*

(v) Revenue recognition (cont'd)

(viii) Dividends

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(w) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 July 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 July 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(x) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(y) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the accounts of the Group are concerned are deferred tax assets, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 2.

(z) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

2 Principal accounting policies *(cont'd)*

(aa) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

3 Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these accounts.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 41).

(a) Summary of the effect of changes in the accounting policies

The following tables sets out the adjustments that have been made to the opening balances at 1 July 2005 and 2004. These are the aggregate effect of retrospective adjustments to the net assets as at 30 June 2005 and 2004 and the opening balance adjustments made as at 1 July 2005.

(i) Effect on opening balance of total equity at 1 July 2005 and 2004 (as adjusted)

		Retained profits		Other reserves		Total		Minority interests		Total equity	
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	Note	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Effect of new policy (increase/ (decrease))											
Prior period adjustments:											
HKAS 17											
Leasehold land and buildings	*3(c)*	78.7	70.4	(668.3)	(668.3)	(589.6)	(597.9)	(212.8)	(215.8)	(802.4)	(813.7)
HKAS 16											
Hotel properties	*3(d)*	(108.7)	(93.1)	(308.8)	(251.2)	(417.5)	(344.3)	(206.2)	(198.6)	(623.7)	(542.9)
HKAS 21											
Foreign currency	*3(e)*	(13.4)	(20.1)	(40.8)	(6.5)	(54.2)	(26.6)	(16.8)	(14.4)	(71.0)	(41.0)
Total decrease in equity before opening balance adjustments		(43.4)	(42.8)	(1,017.9)	(926.0)	(1,061.3)	(968.8)	(435.8)	(428.8)	(1,497.1)	(1,397.6)
Opening balance adjustments:											
HKFRS 3											
Goodwill	*3(b)*	1,521.3	—	(1,433.9)	—	87.4	—	31.5	—	118.9	—
HKAS 39											
Available-for-sale securities	*3(f)*	—	—	0.9	—	0.9	—	—	—	0.9	—
Guaranteed convertible notes	*3(f)*	(0.8)	—	35.5	—	34.7	—	—	—	34.7	—
		1,520.5	—	(1,397.5)	—	123.0	—	31.5	—	154.5	—
Total effect at 1 July		1,477.1	(42.8)	(2,415.4)	(926.0)	(938.3)	(968.8)	(404.3)	(428.8)	(1,342.6)	(1,397.6)

3 Changes in accounting policies *(cont'd)*

(a) *Summary of the effect of changes in the accounting policies (cont'd)*

(ii) Effect on profit after taxation for the years ended 30 June 2006 and 2005

	Note	Equity shareholders of the Company		Minority interests		Total	
		2006 HK$ million	2005 HK$ million	2006 HK$ million	2005 HK$ million	2006 HK$ million	2005 HK$ million
Effect of new policy (increase/(decrease))							
HKFRS 3							
Amortisation of goodwill	3(b)	**46.1**	—	**21.7**	—	**67.8**	—
HKAS 17							
Leasehold land and buildings	3(c)	**7.9**	8.3	**3.7**	2.9	**11.6**	11.2
HKAS 16							
Hotel properties	3(d)	**(14.7)**	(15.6)	**(2.8)**	(2.4)	**(17.5)**	(18.0)
HKAS 21							
Foreign currency	3(e)	**(84.5)**	6.7	**(11.8)**	1.3	**(96.3)**	8.0
HKAS 39							
Available-for-sale securities	3(f)	**(124.9)**	—	**(16.7)**	—	**(141.6)**	—
Guaranteed convertible notes	3(f)	**(0.8)**	—	**—**	—	**(0.8)**	—
Total effect for the year		**(170.9)**	(0.6)	**(5.9)**	1.8	**(176.8)**	1.2

(b) *Positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)*

In prior years:

- Positive or negative goodwill which arose prior to 1 July 2001 was written off on acquisition or recognised in other reserves at the time it arose, and was not recognised in profit or loss until disposal or impairment of the acquired business;
- Positive goodwill which arose on or after 1 July 2001 was amortised on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment; and
- Negative goodwill which arose on or after 1 July 2001 was amortised over the weighted average useful life of the depreciable/ amortisable non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in profit or loss as those expected losses were incurred.

With effect from 1 July 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1 July 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in profit or loss as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been re-stated, the cumulative amount of amortisation as of 1 July 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in profit or loss for the year ended 30 June 2006. This has increased the profit attributable to equity shareholders of the Company for the year ended 30 June 2006 by HK$46.1 million.

In addition, the Group's other reserves of HK$1,433.9 million has been transferred to retained profits as a result of the adoption of HKFRS 3. There is no impact on the Group's net assets as at 1 July 2005 and 30 June 2006.

In respect of negative goodwill recognised on the face of balance sheet in prior years, the carrying amount of such negative goodwill as of 1 July 2005 was derecognised and the change in the policy was adopted by increasing the opening balance of retained profits as of 1 July 2005 by HK$87.4 million. Comparative amounts have not been re-stated in accordance with the transitional arrangements of HKFRS 3.

3 Changes in accounting policies *(cont'd)*

(c) Leasehold land and buildings (HKAS 17, Leases)

In prior years, the Group's leasehold land and buildings were stated at cost less accumulated depreciation, except for certain leasehold land and buildings held by a listed associate of the Group which were stated at revalued amount, and movements of the Group's share of revaluation surpluses or deficits were normally taken to the property revaluation reserves.

With the adoption of HKAS 17 as from 1 July 2005, the Group's interests in leasehold land are accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be split reliably from the fair value of the leasehold interests in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Where the two elements cannot be split reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation. Leasehold land under operating leases will no longer be revalued. Instead, any pre-paid land premiums for acquiring the land leases, or other lease payments, are amortised on a straight-line basis over the lease term and recognised in profit or loss immediately. Any buildings which are situated on such land leases are also stated at cost less accumulated depreciation, rather than at fair value, to be consistent with the new policy required to be adopted for the land element.

This change in accounting policy has been adopted retrospectively by decreasing the opening balance of property revaluation reserves as of 1 July 2005 by HK$668.3 million (1 July 2004: HK$668.3 million) and increasing the opening balance of retained profits as of 1 July 2005 by HK$78.7 million (1 July 2004: HK$70.4 million). As a result of this policy, the profit attributable to equity shareholders of the Company for the year ended 30 June 2006 has increased by HK$7.9 million (2005: HK$8.3 million).

In addition, certain leasehold land interests with a net book value of HK$26.6 million as of 1 July 2005 previously included in "Other land and buildings" are reclassified to "Interests in leasehold land held for own use under operating leases" with the comparative figures re-stated to conform with the current year's presentation. There is no impact on the Group's net assets as at the years end and on the profit attributable to equity shareholders of the Company for the years presented.

(d) Hotel properties (HKAS 16, Property, plant and equipment)

In prior years, the Group's hotel properties were stated at their open market value based on an annual professional valuation and no depreciation was provided on hotel properties held on lease of more than 20 years.

Upon the adoption of HKAS 16 as from 1 July 2005, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits and property revaluation reserves as of 1 July 2005 have reduced by HK$108.7 million (1 July 2004: HK$93.1 million) and HK$308.8 million (1 July 2004: HK$251.2 million) respectively. The change has also reduced the profit attributable to equity shareholders of the Company for the year ended 30 June 2006 by HK$14.7 million (2005: HK$15.6 million).

In addition, with the adoption of HKAS 17, the leasehold interests in the land element with a net book value of HK$216.8 million as of 1 July 2005 are reclassified to "Interests in leasehold land held for own use under operating leases" with the comparative figures re-stated to conform with the current year's presentation. There is no impact on the Group's net assets as at the years end and on the profit attributable to equity shareholders of the Company for the years presented.

(e) Translation of foreign currencies (HKAS 21, The effects of changes in foreign exchange rates)

In prior years, Statement of Standard Accounting Practice 2.111 "Foreign currency translation" defines "reporting currency" as the currency in which the accounts are prepared and does not provide guidance on how an entity should choose the currency in which it measures transactions. Accordingly, certain foreign subsidiaries of the Group have chosen Hong Kong dollars as its reporting currency.

With effect from 1 July 2005, in accordance with HKAS 21, it makes a distinction between the "presentation currency" and "functional currency" and each entity of the Group has to determine its own functional currency which reflects the primary economic environment in which such entity operates and presentation currency in which the accounts are presented.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits and exchange reserve of the Group as of 1 July 2005 has decreased by HK$13.4 million (1 July 2004: HK$20.1 million) and HK$40.8 million (1 July 2004: HK$6.5 million) respectively. In addition, the change has decreased the profit attributable to equity shareholders of the Company for the year ended 30 June 2006 by HK$84.5 million (2005: increased by HK$6.7 million).

3 Changes in accounting policies *(cont'd)*

(f) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

In prior years, the accounting policies for certain financial instruments were as follows:

— equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision;

— other non-current investments were stated at fair value with changes in fair value recognised in profit or loss; and

— guaranteed convertible notes issued were stated at amortised cost.

With effect from 1 July 2005, and in accordance with HKAS 39, the following new accounting policies are adopted for the financial instruments mentioned above:

— All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognised in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in the fair value reserve in respect of the investment is transferred to profit or loss for the period in which the impairment is identified. Any subsequent increase in the fair value of available-for-sale equity securities is recognised directly in equity.

  This change was adopted by increasing the opening balance of fair value reserve as of 1 July 2005 by HK$0.9 million. Comparative amounts have not been re-stated as this is prohibited by the transitional arrangements in HKAS 39.

  As a result of this new policy, the profit attributable to equity shareholders of the Company for the year ended 30 June 2006 has decreased by HK$124.9 million and the fair value reserve has increased by HK$130.2 million respectively.

— Guaranteed convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

  This change was adopted by increasing the opening balance of the other reserves as of 1 July 2005 of HK$35.5 million and decreasing the opening balance of retained profits as of 1 July 2005 of HK$0.8 million. Comparative amounts have not been re-stated as this is prohibited by the transitional arrangements in HKAS 39.

  As a result of this new policy, the profit attributable to equity shareholders of the Company for the year ended 30 June 2006 has decreased by HK$0.8 million.

(g) Changes in presentation (HKAS 1, Presentation of financial statements)

(i) Presentation of share of associates' and jointly controlled entities' taxation (HKAS 1, Presentation of financial statements)

In prior years, the Group's share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 July 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before taxation. These changes in presentation have been applied retrospectively with comparatives re-stated.

3 Changes in accounting policies *(cont'd)*

(g) Changes in presentation (HKAS 1, Presentation of financial statements) (cont'd)

(ii) Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated profit and loss account as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company).

With effect from 1 July 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company. Further details of the new policy are set out in note 2(c). These changes in presentation of minority interests have been applied retrospectively with comparatives in the consolidated balance sheet, profit and loss account and statement of changes in equity re-stated.

4 Turnover

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

Turnover of the Group represents proceeds from the sale of properties, rental income, interest income from provision of financing services, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, and others including proceeds from department store operation, management and sales commission, dividends from investments and property management and security services income.

The major items are analysed as follows:

	2006 **HK$ million**	2005 HK$ million
Sale of properties	**2,708.6**	1,884.8
Rental income	**2,261.0**	2,097.0
Interest income from provision of financing services	**114.6**	90.2
Building construction	**856.4**	639.6
Infrastructure	**136.4**	235.5
Hotel operation	**134.5**	120.3
Others	**561.5**	765.9
	6,773.0	5,833.3

5 Other revenue and other net income

	2006 HK$ million	2005 HK$ million
Other revenue:		
Bank interest income	**140.6**	46.0
Other interest income	**25.5**	24.5
Others	**33.0**	65.1
	199.1	135.6
Other net income:		
(Loss)/profit on disposal of fixed assets	**(8.1)**	7.7
Net foreign exchange gain/(loss)	**23.2**	(1.2)
Others	**3.7**	(0.1)
	18.8	6.4

6 Other operating income, net

	2006 HK$ million	2005 HK$ million
Deemed profit on placement of a listed subsidiary's shares *(note (i))*	**829.6**	—
Excess of interest in fair values of the acquirees' identifiable assets over cost of business combination *(note (ii))*	**812.5**	—
Reversal of impairment loss/(impairment loss) on properties under development for own use	**86.0**	(204.0)
Write-back of provision/(provision) on inventories	**26.3**	(23.9)
Gain on disposal of a subsidiary	**24.3**	—
Impairment loss on goodwill *(note (iii))*	**(161.8)**	—
Impairment loss for bad and doubtful debts	**(34.3)**	(24.7)
Impairment loss on other fixed assets	**(4.5)**	—
Premium on redemption of guaranteed convertible notes	**—**	444.9
Surplus on revaluation of other investments	**—**	25.1
Others	**(242.2)**	(152.1)
	1,335.9	65.3

Notes:

(i) The deemed profit arose from the placement of 230.0 million ordinary shares by Henderson Investment Limited ("HIL"), a listed subsidiary of the Group on 18 April 2006.

(ii) The amount arose from the privatisation of Henderson China Holdings Limited, a subsidiary of the Group, on 15 August 2005.

(iii) On 8 December 2005, a non wholly-owned subsidiary, Henderson Cyber Limited ("HCL") was privatised jointly by HIL and an associate of the Group, The Hong Kong and China Gas Company Limited. Upon the privatisation, there is an excess of HIL's total cost of acquisition over its interest in the net assets value of HCL. This has given rise to goodwill of approximately HK$161.8 million. By reference to the future cash flow forecast of HCL, the directors are of the opinion that the goodwill arising on the privatisation was impaired and full impairment loss was made at the balance sheet date.

7 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		2006 HK$ million	2005 re-stated HK$ million
(a)	**Finance costs:**		
	Bank interest	**759.1**	193.9
	Interest on loans wholly repayable within five years	**84.1**	93.6
	Other borrowing costs	**34.3**	115.2
		877.5	402.7
	Less: Amount capitalised *	**(381.3)**	(193.2)
		496.2	209.5
(b)	**Staff costs:**		
	Contributions to defined contribution retirement plans	**36.1**	33.3
	Salaries, wages and other benefits	**968.9**	821.4
		1,005.0	854.7
	Less: Amount capitalised	**—**	(30.5)
		1,005.0	824.2
(c)	**Other items:**		
	Depreciation – owned assets	**102.5**	105.3
	Less: Amount capitalised	**(0.1)**	(0.1)
		102.4	105.2
	Amortisation of land lease premium	**4.1**	4.1
	Amortisation of toll highway operation rights	**15.6**	34.7
	Cost of sales		
	— completed properties for sale	**1,076.4**	1,210.4
	— trading stocks	**132.4**	136.8
	Auditors' remuneration	**12.8**	13.9
	Rental receivable from investment properties net of outgoings of HK$762.8 million (2005: HK$633.7 million) •	**(1,104.8)**	(1,047.0)
	Other rental income less outgoings	**(265.8)**	(274.7)
	Dividend income from investments		
	— listed	**(7.9)**	(5.4)
	— unlisted	**(12.5)**	(30.0)

* *The borrowing costs have been capitalised at rates ranging from 4.41% to 4.46% (2005: from 1.75% to 2.04%) per annum.*

• *Included contingent rental income of HK$123.0 million (2005: HK$132.1 million).*

8 Income tax

(a) Income tax in the consolidated profit and loss account represents:

	2006 HK$ million	2005 re-stated HK$ million
Current tax – Provision for Hong Kong Profits Tax		
Provision for the year	**369.5**	262.8
Over-provision in respect of prior years	**(4.4)**	(8.3)
	365.1	254.5
Current tax – Provision for taxation outside Hong Kong		
Provision for the year	**32.6**	28.5
Under-provision in respect of prior years	**—**	4.7
	32.6	33.2
Deferred tax		
Origination and reversal of temporary differences	**1,194.0**	1,079.3
	1,591.7	1,367.0

Provision for Hong Kong Profits Tax has been made at 17.5% (2005: 17.5%) on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2006 HK$ million	2005 re-stated HK$ million
Profit before taxation	**17,196.0**	13,699.3
Notional tax on profit before taxation, calculated at the rates applicable to profits in the countries concerned	**2,968.9**	2,347.5
Tax effect of share of profits less losses of associates and jointly controlled entities	**(1,109.5)**	(875.4)
Tax effect of non-deductible expenses	**85.1**	81.3
Tax effect of non-taxable revenue	**(355.0)**	(175.4)
Tax effect of current year's tax losses not recognised	**132.8**	53.3
Tax effect of prior year's tax losses utilised	**(68.7)**	(29.7)
Tax effect of unused tax losses not recognised in prior years now recognised	**(57.5)**	(31.0)
Over-provision in prior years	**(4.4)**	(3.6)
Actual tax expense	**1,591.7**	1,367.0

8 Income tax *(cont'd)*

(c) *Deferred tax assets and liabilities recognised:*

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	The Group							
	Depreciation allowances in excess of related depreciation HK$ million	Revaluation of properties HK$ million	Elimination and capitalisation of expenses HK$ million	Fair value adjustment on business combination HK$ million	Gain on disposal of property, plant and equipment HK$ million	Others HK$ million	Tax losses HK$ million	Total HK$ million
Deferred tax arising from:								
At 1 July 2004								
As previously reported	463.0	2,653.1	293.3	166.8	15.2	—	(224.9)	3,366.5
Prior period adjustments arising from changes in accounting policies	0.6	(13.0)	—	—	—	—	—	(12.4)
As re-stated	463.6	2,640.1	293.3	166.8	15.2	—	(224.9)	3,354.1
Exchange adjustments	(0.3)	(0.2)	—	—	—	—	—	(0.5)
Charged/(credited) to profit or loss	67.5	1,101.8	(38.4)	0.8	(0.6)	—	(51.8)	1,079.3
At 30 June 2005 (re-stated)	530.8	3,741.7	254.9	167.6	14.6	—	(276.7)	4,432.9
At 1 July 2005								
As previously reported	**532.5**	**3,750.9**	**254.9**	**167.6**	**14.6**	**—**	**(276.7)**	**4,443.8**
Prior period adjustments arising from changes in accounting policies	**(1.7)**	**(9.2)**	**—**	**—**	**—**	**—**	**—**	**(10.9)**
As re-stated	**530.8**	**3,741.7**	**254.9**	**167.6**	**14.6**	**—**	**(276.7)**	**4,432.9**
Exchange adjustments	**3.5**	**(1.0)**	**—**	**—**	**—**	**—**	**—**	**2.5**
Charged/(credited) to profit or loss	**99.8**	**1,165.3**	**67.2**	**—**	**(0.7)**	**3.0**	**(140.6)**	**1,194.0**
Charged to property revaluation reserves	**—**	**15.1**	**—**	**—**	**—**	**—**	**—**	**15.1**
Additional investments in subsidiaries	**—**	**—**	**—**	**208.9**	**—**	**—**	**—**	**208.9**
Transfer to assets classified as held for sale	**—**	**—**	**33.1**	**(0.8)**	**—**	**—**	**—**	**32.3**
Disposal of a subsidiary	**—**	**—**	**1.5**	**—**	**—**	**—**	**—**	**1.5**
At 30 June 2006	**634.1**	**4,921.1**	**356.7**	**375.7**	**13.9**	**3.0**	**(417.3)**	**5,887.2**

	The Group	
	2006	2005 re-stated
	HK$ million	HK$ million
Net deferred tax assets recognised in the consolidated balance sheet	**(163.2)**	(235.6)
Net deferred tax liabilities recognised in the consolidated balance sheet	**6,050.4**	4,668.5
	5,887.2	4,432.9

8 Income tax *(cont'd)*

(d) Deferred tax assets not recognised:

Deferred tax assets have not been recognised in respect of the following items:

	2006		2005	
	Deductible temporary differences/ tax losses HK$ million	**Deferred tax asset HK$ million**	Deductible temporary differences/ tax losses HK$ million	Deferred tax asset HK$ million
Deductible temporary differences	**319.4**	**55.9**	105.3	18.4
Future benefits of tax losses				
Hong Kong *(note (a))*				
— Assessed by the Inland Revenue Department	**820.3**	**143.5**	1,025.9	179.5
— Not yet assessed by the Inland Revenue Department	**1,851.2**	**324.0**	1,641.8	287.3
Outside Hong Kong *(note (b))*	**593.2**	**181.1**	509.5	158.7
	3,584.1	**704.5**	3,282.5	643.9

The Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

Notes:

(a) *The tax losses do not expire under current tax legislation.*

(b) *The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they were incurred.*

9 Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Fees HK$'000	Basic salaries, emoluments, other allowances and benefits HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	2006 Total HK$'000	2005 Total HK$'000
Executive directors						
Dr. Lee Shau Kee	130	7,267	—	—	**7,397**	2,896
Lee Ka Kit	130	7,140	—	3	**7,273**	4,184
Colin Lam Ko Yin	130	6,317	14,740	350	**21,537**	15,309
Lee Ka Shing	130	3,638	—	169	**3,937**	3,815
John Yip Ying Chee	50	4,503	11,000	251	**15,804**	11,311
Alexander Au Siu Kee	25	3,658	—	183	**3,866**	—
Ho Wing Fun	90	7,760	21,735	131	**29,716**	4,677
Suen Kwok Lam	70	3,648	3,500	203	**7,421**	6,015
Lee King Yue	90	2,664	—	148	**2,902**	2,783
Fung Lee Woon King	50	3,636	1,735	196	**5,617**	7,256
Leung Sing	70	8,933	34,300	205	**43,508**	8,388
Eddie Lau Yum Chuen	70	—	—	—	**70**	70
Li Ning	70	2,253	—	123	**2,446**	2,990
Patrick Kwok Ping Ho	108	3,182	—	177	**3,467**	3,188
Independent non-executive directors						
Gordon Kwong Che Keung	90	610	—	—	**700**	700
Professor Ko Ping Keung	105	570	—	—	**675**	600
Wu King Cheong	70	430	—	—	**500**	285
Alex Wu Shu Chih (passed away)	—	—	—	—	—	395
Non-executive directors						
The Hon. Lo Tak Shing	50	—	—	—	**50**	50
Sir Po-shing Woo	70	—	—	—	**70**	70
Leung Hay Man	70	430	—	—	**500**	600
Angelina Lee Pui Ling	50	—	—	—	**50**	150
Lee Tat Man	70	—	—	—	**70**	70
Kan Fook Yee	179	893	—	—	**1,072**	1,070
Vincent Liang	—	—	—	—	—	—
Jackson Woo Ka Biu	—	—	—	—	—	100
Total	1,967	67,532	87,010	2,139	**158,648**	76,972

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior years.

10 Individuals with highest emoluments

Of the five individuals with the highest emoluments, four (2005: four) of them are directors whose emoluments are disclosed in note 9. The aggregate of the emoluments in respect of the other one (2005: one) individual is as follows:

	The Group	
	2006	2005
	HK$'000	HK$'000
Salaries and other emoluments	**3,968**	3,363
Discretionary bonuses	**3,500**	3,500
Retirement scheme contributions	**222**	187
	7,690	7,050

11 Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$702.9 million (2005: HK$865.0 million) which has been dealt with in the accounts of the Company.

12 Dividends

(a) *Dividends payable to equity shareholders of the Company attributable to the year*

	2006	2005
	HK$ million	HK$ million
Interim dividend declared and paid of HK$0.4 per share (2005: HK$0.4 per share)	**725.8**	725.8
Final dividend proposed after the balance sheet date of HK$0.65 per share (2005: HK$0.6 per share)	**1,179.5**	1,088.8
	1,905.3	1,814.6

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) *Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year*

	2006	2005
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$0.6 per share (2005: HK$0.55 per share)	**1,088.8**	998.0

13 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$13,548.7 million (2005 (re-stated): HK$10,852.8 million) and on 1,814.6 million ordinary shares (2005: 1,814.6 million ordinary shares) in issue during the year. Diluted earnings per share for the year ended 30 June 2006 is not presented as there was no potential dilution of earnings per share. Diluted earnings per share for the year ended 30 June 2005 was not presented because the existence of outstanding guaranteed convertible notes during that year had an anti-dilutive effect on the calculation of diluted earnings per share.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	2006 HK$ million	2005 re-stated HK$ million
Profit attributable to equity shareholders of the Company	**13,548.7**	10,852.8
Effect of increase in fair value of investment properties	**(7,297.0)**	(6,765.5)
Effect of deferred tax on increase in fair value of investment properties	**1,165.3**	1,101.8
Effect of share of increase in fair value of investment properties net of deferred tax of associates and jointly controlled entities	**(3,512.2)**	(1,580.8)
Effect of share of minority interests	**1,363.4**	804.5
Adjusted earnings for calculation of earnings per share	**5,268.2**	4,412.8
Adjusted earnings per share	**HK$2.90**	HK$2.43

14 Segmental information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Finance	:	provision of finance
Building construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operations and management
Others	:	department store operations and management, investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services

14 Segmental information *(cont'd)*

Business segments (cont'd)

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Building construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2006									
Income and Results									
Turnover	2,708.6	2,261.0	114.6	856.4	136.4	134.5	561.5	—	6,773.0
Other revenue (excluding bank interest income)	3.5	5.2	1.6	2.2	1.0	0.2	44.8	—	58.5
External revenue	2,712.1	2,266.2	116.2	858.6	137.4	134.7	606.3	—	6,831.5
Inter-segment revenue	—	125.5	1.4	824.5	—	0.8	26.3	(978.5)	—
Total revenue	2,712.1	2,391.7	117.6	1,683.1	137.4	135.5	632.6	(978.5)	6,831.5
Segment results	1,356.2	1,384.3	116.4	62.3	81.8	48.9	70.2		3,120.1
Inter-segment transactions	(2.1)	(13.7)	(1.4)	(61.0)	—	(0.7)	2.7		(76.2)
Contribution from operations	1,354.1	1,370.6	115.0	1.3	81.8	48.2	72.9		3,043.9
Bank interest income									140.6
Reversal of impairment loss on properties under development for own use	86.0	—	—	—	—	—	—		86.0
Write-back of provision on inventories	26.3	—	—	—	—	—	—		26.3
Unallocated operating income net of expenses									758.3
Profit from operations									4,055.1
Increase in fair value of investment properties									7,297.0
Finance costs									(496.2)
									10,855.9
Share of profits less losses of associates									2,534.8
Share of profits less losses of jointly controlled entities	700.0	3,062.6	7.0	10.0	—	13.6	12.1		3,805.3
Profit before taxation									17,196.0
Income tax									(1,591.7)
Profit for the year									15,604.3
Balance Sheet									
Segment assets	29,195.7	51,373.3	833.8	76.7	1,214.5	729.5	1,051.7	(192.2)	84,283.0
Investments in associates									16,962.6
Investments in jointly controlled entities	2,199.6	12,081.3	151.9	8.8	—	1,520.8	63.7		16,026.1
Unallocated assets									8,651.6
Total assets									125,923.3
Segment liabilities	795.0	669.3	153.0	634.0	200.9	66.6	438.1	(192.2)	2,764.7
Unallocated liabilities									29,375.7
Total liabilities									32,140.4
Other Information									
Depreciation and amortisation for the year	(0.4)	(6.4)	—	(0.6)	(36.1)	(19.0)	(59.7)		
Capital expenditure incurred during the year	4,513.7	1,593.1	—	0.1	11.1	0.1	1.0		

14 Segmental information *(cont'd)*

Business segments (cont'd)

	Property development HK$ million	Property leasing HK$ million	Finance HK$ million	Building construction HK$ million	Infra-structure HK$ million	Hotel operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
For the year ended 30 June 2005 (re-stated)									
Income and Results									
Turnover	1,884.8	2,097.0	90.2	639.6	235.5	120.3	765.9	—	5,833.3
Other revenue (excluding bank interest income)	0.2	4.3	2.2	37.7	1.9	0.1	43.2	—	89.6
External revenue	1,885.0	2,101.3	92.4	677.3	237.4	120.4	809.1	—	5,922.9
Inter-segment revenue	—	148.5	1.3	377.4	—	—	31.4	(558.6)	—
Total revenue	1,885.0	2,249.8	93.7	1,054.7	237.4	120.4	840.5	(558.6)	5,922.9
Segment results	444.3	1,359.3	90.2	92.0	152.1	33.4	257.6		2,428.9
Inter-segment transactions	10.7	(37.6)	(1.3)	(25.4)	—	—	5.6		(48.0)
Contribution from operations	455.0	1,321.7	88.9	66.6	152.1	33.4	263.2		2,380.9
Bank interest income									46.0
Impairment loss on properties under development for own use	(204.0)	—	—	—	—	—	—		(204.0)
Provision on inventories	(23.9)	—	—	—	—	—	—		(23.9)
Unallocated operating expenses net of income									(58.1)
Profit from operations									2,140.9
Increase in fair value of investment properties									6,765.5
Finance costs									(209.5)
									8,696.9
Share of profits less losses of associates									2,751.7
Share of profits less losses of jointly controlled entities	1,084.2	1,143.8	11.0	7.0	—	—	4.7		2,250.7
Profit before taxation									13,699.3
Income tax									(1,367.0)
Profit for the year									12,332.3
Balance Sheet									
Segment assets	25,035.9	41,825.5	1,271.9	157.4	1,253.6	724.2	776.3	(160.1)	70,884.7
Investments in associates									14,700.7
Investments in jointly controlled entities	3,428.0	7,535.8	255.7	30.8	—	2,094.6	51.0		13,395.9
Unallocated assets									5,681.8
Total assets									104,663.1
Segment liabilities	806.1	569.6	61.0	264.2	20.1	59.0	405.2	(160.1)	2,025.1
Unallocated liabilities									22,971.2
Total liabilities									24,996.3
Other Information									
Depreciation and amortisation for the year	(0.7)	(5.8)	—	(0.6)	(55.4)	(19.3)	(62.3)		
Capital expenditure incurred during the year	2,878.8	823.5	—	0.7	1.6	1.9	20.4		

14 Segmental information *(cont'd)*

Geographical segments

	Hong Kong HK$ million	The People's Republic of China ("PRC") HK$ million	Consolidated HK$ million
For the year ended 30 June 2006			
Turnover	**6,528.9**	**244.1**	**6,773.0**
Other revenue (excluding bank interest income)	**49.4**	**9.1**	**58.5**
External revenue	**6,578.3**	**253.2**	**6,831.5**
Segment assets	**70,527.7**	**13,947.5**	
Capital expenditure incurred during the year	**3,964.7**	**2,154.4**	
For the year ended 30 June 2005 (re-stated)			
Turnover	5,521.6	311.7	5,833.3
Other revenue (excluding bank interest income)	77.0	12.6	89.6
External revenue	5,598.6	324.3	5,922.9
Segment assets	59,430.2	11,614.6	
Capital expenditure incurred during the year	3,272.9	454.0	

15 Fixed assets

(a) The Group

	Investment properties HK$ million	Investment properties under development HK$ million	Hotel properties HK$ million	Other land and buildings HK$ million	Properties under development for own use HK$ million	Bridges HK$ million	Others HK$ million	Total HK$ million
Cost or valuation:								
At 1 July 2004								
As previously reported	36,636.5	206.9	1,209.0	508.3	504.7	561.0	694.5	40,320.9
Prior period adjustments arising from changes in accounting policies	—	—	(607.7)	(29.8)	—	—	—	(637.5)
As re-stated	36,636.5	206.9	601.3	478.5	504.7	561.0	694.5	39,683.4
Exchange adjustments	(11.6)	—	—	—	—	—	—	(11.6)
Additions	945.2	146.0	—	—	23.2	—	118.8	1,233.2
Acquisition of subsidiaries	10.4	—	—	—	—	—	—	10.4
Transfer from properties under development under current assets	46.1	—	—	—	—	—	—	46.1
Disposals	(66.2)	—	—	—	—	(11.7)	(30.8)	(108.7)
Surplus on revaluation	6,765.5	—	—	—	—	—	—	6,765.5
At 30 June 2005 (re-stated)	44,325.9	352.9	601.3	478.5	527.9	549.3	782.5	47,618.3
Amortisation, depreciation and impairment:								
At 1 July 2004								
As previously reported	—	—	—	71.0	—	133.1	591.0	795.1
Prior period adjustments arising from changes in accounting policies	—	—	119.8	(2.5)	—	—	—	117.3
As re-stated	—	—	119.8	68.5	—	133.1	591.0	912.4
Charge for the year	—	—	15.1	6.4	—	19.1	64.7	105.3
Impairment loss	—	—	—	—	204.0	—	—	204.0
Written back on disposal	—	—	—	—	—	(9.7)	(30.1)	(39.8)
At 30 June 2005 (re-stated)	—	—	134.9	74.9	204.0	142.5	625.6	1,181.9
Net book value:								
At 30 June 2005 (re-stated)	44,325.9	352.9	466.4	403.6	323.9	406.8	156.9	46,436.4
Cost or valuation at 30 June 2005 (re-stated) representing:								
Cost	—	352.9	601.3	478.5	527.9	549.3	782.5	3,292.4
Valuation	44,325.9	—	—	—	—	—	—	44,325.9
	44,325.9	352.9	601.3	478.5	527.9	549.3	782.5	47,618.3

15 Fixed assets *(cont'd)*

(a) The Group (cont'd)

	Investment properties HK$ million	Investment properties under development HK$ million	Hotel properties HK$ million	Other land and buildings HK$ million	Properties under development for own use HK$ million	Bridges HK$ million	Others HK$ million	Total HK$ million
Cost or valuation:								
At 1 July 2005								
As previously reported	44,325.9	352.9	1,271.8	508.3	527.9	549.3	782.5	48,318.6
Prior period adjustments arising from changes in accounting policies	—	—	(670.5)	(29.8)	—	—	—	(700.3)
As re-stated	44,325.9	352.9	601.3	478.5	527.9	549.3	782.5	47,618.3
Exchange adjustments	147.4	—	—	—	—	—	2.1	149.5
Additions	2,092.6	303.9	—	—	349.2	10.5	77.2	2,833.4
Transfer from properties under development under current assets	86.2	—	—	—	—	—	—	86.2
Disposal of a subsidiary	—	—	—	—	—	—	(1.1)	(1.1)
Other disposals	(3.3)	—	—	—	—	—	(57.7)	(61.0)
Surplus on revaluation	7,297.0	—	—	86.3	—	—	—	7,383.3
Transfer to investment property	221.1	—	—	(229.1)	—	—	—	(8.0)
Transfer to assets classified as held for sale	—	—	—	(3.8)	—	—	(2.0)	(5.8)
At 30 June 2006	54,166.9	656.8	601.3	331.9	877.1	559.8	801.0	57,994.8
Amortisation, depreciation and impairment:								
At 1 July 2005								
As previously reported	—	—	—	78.1	204.0	142.5	625.6	1,050.2
Prior period adjustments arising from changes in accounting policies	—	—	134.9	(3.2)	—	—	—	131.7
As re-stated	—	—	134.9	74.9	204.0	142.5	625.6	1,181.9
Exchange adjustments	—	—	—	—	—	—	1.5	1.5
Charge for the year	—	—	15.0	4.6	—	19.0	63.9	102.5
Reversal of impairment loss *(note (i))*	—	—	—	—	(86.0)	—	—	(86.0)
Impairment loss *(note (ii))*	—	—	—	—	—	—	4.5	4.5
Written back on disposal of a subsidiary	—	—	—	—	—	—	(1.0)	(1.0)
Written back on other disposals	—	—	—	—	—	—	(49.5)	(49.5)
Elimination upon transfer to investment property	—	—	—	(24.1)	—	—	—	(24.1)
Elimination upon transfer to assets classified as held for sale	—	—	—	(1.3)	—	—	(1.7)	(3.0)
At 30 June 2006	—	—	149.9	54.1	118.0	161.5	643.3	1,126.8
Net book value:								
At 30 June 2006	54,166.9	656.8	451.4	277.8	759.1	398.3	157.7	56,868.0
Cost or valuation at 30 June 2006 representing:								
Cost	—	656.8	601.3	331.9	877.1	559.8	801.0	3,827.9
Valuation	54,166.9	—	—	—	—	—	—	54,166.9
	54,166.9	656.8	601.3	331.9	877.1	559.8	801.0	57,994.8

15 Fixed assets *(cont'd)*

(a) *The Group (cont'd)*

Notes:

(i) *This is related to a project site intended for hotel development purpose. The Group has assessed the recoverable amount of the project with reference to the valuation performed by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited ("DTZ"). Based on the valuation result, a reversal of impairment loss of HK$86.0 million is made in respect of this development site and recognised in profit or loss for the year.*

(ii) *Due to difficult operating environment, the operation scale of the information technology services has been down-sized during the year. Based on the Group's assessment of the recoverable amount of the related assets, which has been determined on the basis of estimated net selling price, impairment loss of HK$4.5 million was made on the carrying amount of the data centre and network equipment and facilities as at 30 June 2006.*

(b) *The analysis of net book value of properties is as follows:*

	The Group	
	2006	2005 re-stated
	HK$ million	HK$ million
In Hong Kong		
— under long leases	6,316.1	4,408.0
— under medium-term leases	45,302.1	38,491.3
	51,618.2	42,899.3
Outside Hong Kong		
— under long leases	0.3	0.4
— under medium-term leases	5,091.8	3,379.8
	5,092.1	3,380.2
	56,710.3	46,279.5

(c) The Group's investment properties were revalued as at 30 June 2006 by DTZ who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on an open market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(d) All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

16 Toll highway operation rights

	The Group	
	2006	2005
	HK$ million	HK$ million
Cost:		
At 1 July	**789.5**	789.5
Transfer to assets classified as held for sale	**(557.7)**	—
At 30 June	**231.8**	789.5
Accumulated amortisation:		
At 1 July	**228.0**	193.3
Amortisation for the year	**15.6**	34.7
Elimination upon transfer to assets classified as held for sale	**(182.9)**	—
At 30 June	**60.7**	228.0
Carrying amount:		
At 30 June	**171.1**	561.5

Note: The Group's toll highway operation rights are pledged as securities for certain bank loans.

At 30 June 2006, the toll highway operation rights are Maanshan Huan Tong Highway (the "Highway"), that were granted to the Group by The People's Government of Anhui Province (安徽省人民政府) for a period of 25 years since 16 December 1999. During the 25-year toll highway concession period, the Group has the rights of management of the Highway and the toll-collection rights thereof. The Group is required to maintain and operate the Highway in accordance with the regulations promulgated by the relevant government authority.

17 Interests in leasehold land held for own use under operating leases

The analysis of net book value of interests in leasehold land held for own use under operating leases is as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
In Hong Kong		
— under long leases	**175.2**	177.8
— under medium-term leases	**48.1**	65.6
	223.3	243.4

18 Interest in subsidiaries

	The Company	
	2006	2005
	HK$ million	HK$ million
Unlisted shares, at cost	**2,355.1**	2,355.1
Amounts due from subsidiaries *(note)*	**41,207.5**	39,066.8
	43,562.6	41,421.9
Less: Impairment loss	**(93.3)**	(93.3)
	43,469.3	41,328.6
Amounts due to subsidiaries *(note)*	**(5,292.7)**	(2,191.7)
	38,176.6	39,136.9

Note: The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered/repaid within one year.

All of these are controlled subsidiaries as defined under note 2(c) and have been consolidated into these accounts.

Details of principal subsidiaries are shown on pages 161 to 171.

19 Interest in associates

	The Group		The Company	
	2006	2005 re-stated	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Unlisted				
Shares, at cost	—	—	**164.7**	166.3
Share of net assets	**628.7**	494.2	—	—
Amounts due from associates *(note)*	**1,266.9**	1,590.6	**356.7**	513.1
	1,895.6	2,084.8	**521.4**	679.4
Less: Impairment loss	—	—	**(49.0)**	(49.0)
	1,895.6	2,084.8	**472.4**	630.4
Listed in Hong Kong				
Share of net assets	**12,778.0**	11,343.7	—	—
Goodwill	**2,289.0**	1,272.2	—	—
	15,067.0	12,615.9	—	—
	16,962.6	14,700.7	**472.4**	630.4
Market value of listed shares	**39,760.4**	36,845.5	—	—

Note: Amounts due from associates are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered within one year.

Details of principal associates are shown on page 172.

19 Interest in associates *(cont'd)*

Summary financial information on associates:

	Assets HK$ million	Liabilities HK$ million	Equity HK$ million	Revenues HK$ million	Profit HK$ million
2006	**49,130.6**	**(20,957.0)**	**28,173.6**	**12,806.4**	**6,562.0**
2005	43,225.6	(18,314.2)	24,911.4	12,760.2	6,644.1

20 Interest in jointly controlled entities

	The Group		The Company	
	2006 HK$ million	2005 HK$ million	**2006 HK$ million**	2005 HK$ million
Unlisted shares, at cost	**—**	—	**—**	—
Share of net assets	**7,364.8**	4,321.1	**—**	—
Amounts due from jointly controlled entities *(note)*	**8,661.3**	9,074.8	**121.5**	119.6
	16,026.1	13,395.9	**121.5**	119.6

Note: Except for the amounts due from jointly controlled entities of HK$10.3 million (2005: HK$12.0 million) and HK$Nil (2005: HK$908.9 million) which are interest bearing at Hong Kong dollar prime rate and Hong Kong Interbank Offered Rate plus 2.31% per annum respectively, all of the amounts due from jointly controlled entities are unsecured, interest-free and have no fixed terms of repayment. The balances are not expected to be recovered within one year.

Details of principal jointly controlled entities are shown on page 173.

Summary financial information on jointly controlled entities – Group's effective interest:

	2006 HK$ million	2005 HK$ million
Non-current assets	**19,100.4**	16,187.0
Current assets	**2,392.3**	3,474.4
Non-current liabilities	**(12,136.1)**	(12,325.3)
Current liabilities	**(1,991.8)**	(3,015.0)
Net assets	**7,364.8**	4,321.1
Income	**7,337.2**	6,038.5
Expenses	**(3,531.9)**	(3,787.8)
Profit for the year	**3,805.3**	2,250.7

21 Other financial assets

	The Group	
	2006	2005
	HK$ million	HK$ million
Held-to-maturity debt securities		
Listed outside Hong Kong	**11.5**	11.5
Available-for-sale equity securities (2005: Investment securities and other investments)		
Unlisted	**103.8**	107.7
Listed		
— in Hong Kong	**461.8**	276.9
— outside Hong Kong	**29.9**	21.2
	607.0	417.3
Instalments receivable *(note (i))*	**732.4**	1,009.1
Long term receivable *(note (ii))*	**116.7**	132.9
	1,456.1	1,559.3
Market value of listed securities	**502.8**	310.1

Notes:

(i) This represents the instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(ii) The amount represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The portion of HK$23.7 million (2005: HK$22.5 million) expected to be received within one year is classified under "Trade and other receivables".

22 Deposits for acquisition of properties

Deposits for acquisition of properties mainly include HK$604.0 million (2005: HK$1,177.4 million) and HK$561.0 million (2005: HK$561.0 million) paid for the acquisition of certain pieces of land/properties located in the PRC and Macau respectively.

23 Inventories

	The Group	
	2006	2005
		re-stated
	HK$ million	HK$ million
Property development *(note (i))*		
Leasehold land held for development for sale	**5,678.9**	4,809.8
Properties held for/under development for sale	**9,710.4**	8,761.6
Completed properties for sale	**5,593.1**	5,471.9
	20,982.4	19,043.3
Other operations		
Trading stocks *(note (ii))*	**53.6**	46.8
	21,036.0	19,090.1

Notes:

(i) The analysis of carrying value of properties is as follows:

	The Group	
	2006	2005
		re-stated
	HK$ million	HK$ million
In Hong Kong		
— under long leases	**1,726.8**	2,399.1
— under medium-term leases	**13,492.8**	11,301.3
— under short leases	**7.4**	1.2
In the PRC		
— under long leases	**1,289.9**	1,152.2
— under medium-term leases	**4,465.5**	4,189.5
	20,982.4	19,043.3
Amount expected to be completed after more than one year	**13,950.5**	12,447.4
Amount carried at net realisable value	**2,684.1**	2,430.1

(ii) The trading stocks of HK$4.4 million (2005: HK$0.9 million) are carried at net realisable value.

24 Trade and other receivables

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Loans receivable	**31.6**	31.6	**—**	—
Instalments receivable	**1,810.5**	497.3	**—**	—
Debtors, prepayments and deposits	**1,169.5**	1,336.4	**43.1**	35.3
Gross amount due from customers for contract work *(note 25)*	**31.4**	63.0	**—**	—
Amounts due from associates	**130.8**	203.5	**—**	—
Amounts due from jointly controlled entities	**212.4**	27.1	**—**	—
	3,386.2	2,158.9	**43.1**	35.3

(i) The trade and other receivables include HK$490.0 million (2005: HK$660.6 million) which is expected to be recovered after more than one year. Apart from the above, all of the balances are expected to be recovered within one year.

(ii) Included in trade and other receivables are trade debtors (net of impairment loss for bad and doubtful debts) with the following ageing analysis as of the balance sheet date:

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Under 1 month overdue	**1,904.9**	683.3	**—**	—
More than 1 month overdue and up to 3 months overdue	**55.8**	33.9	**—**	—
More than 3 months overdue and up to 6 months overdue	**32.2**	15.8	**—**	—
More than 6 months overdue	**167.0**	158.9	**—**	—
	2,159.9	891.9	**—**	—

(iii) The Group's credit policy is set out in note 32(a).

25 Gross amounts due from/(to) customers for contract work

	The Group	
	2006	2005
	HK$ million	HK$ million
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	**285.4**	1,270.5
Progress billings	**(254.0)**	(1,215.7)
Net contract work	**31.4**	54.8
Represented by:		
Gross amount due from customers for contract work *(note 24)*	**31.4**	63.0
Gross amount due to customers for contract work *(note 27)*	**—**	(8.2)
	31.4	54.8

26 Cash and cash equivalents

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Deposits with banks and other financial institutions	**6,215.6**	4,023.3	**—**	—
Cash at bank and in hand	**1,423.3**	312.2	**0.7**	0.3
Cash and cash equivalents in the balance sheets	**7,638.9**	4,335.5	**0.7**	0.3
Cash and cash equivalents classified as held for sale	**0.5**	—		
Bank overdrafts	**(181.4)**	(104.3)		
Cash and cash equivalents in the consolidated cash flow statement	**7,458.0**	4,231.2		

Included in cash and cash equivalents in the balance sheets are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	**2006**	2005
	million	million	**million**	million
United States Dollars	**US$257.8**	US$215.5	**—**	—
Japanese Yen	**—**	JPY25.0	**—**	—

27 Trade and other payables

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Creditors and accrued expenses	**2,210.6**	1,727.5	**85.9**	89.7
Gross amount due to customers for contract work *(note 25)*	**—**	8.2	**—**	—
Rental and other deposits	**460.3**	403.3	**—**	—
Forward sales deposits received	**0.4**	0.4	**—**	—
Amounts due to associates	**39.2**	55.2	**27.9**	19.9
Amounts due to jointly controlled entities	**19.6**	23.2	**4.5**	5.2
	2,730.1	2,217.8	**118.3**	114.8

(i) The trade and other payables include HK$518.5 million (2005: HK$536.2 million) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

27 Trade and other payables *(cont'd)*

(ii) Included in trade and other payables are trade creditors with the following ageing analysis as of the balance sheet date:

	The Group		The Company	
	2006	2005	**2006**	2005
	HK$ million	HK$ million	**HK$ million**	HK$ million
Due within 1 month and on demand	**334.6**	353.4	—	—
Due after 1 month but within 3 months	**221.0**	121.9	—	—
Due after 3 months but within 6 months	**106.0**	40.6	—	—
Due after 6 months	**775.0**	591.2	—	—
	1,436.6	1,107.1	—	—

28 Bank loans and overdrafts

	The Group	
	2006	2005
	HK$ million	HK$ million
Bank loans and overdrafts *(note)*		
— Secured	**55.6**	228.8
— Unsecured	**20,638.9**	15,783.0
	20,694.5	16,011.8

Note:
Bank loans and overdrafts are repayable as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Within 1 year and included in current liabilities	**7,029.2**	3,097.4
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	**3,848.5**	4,920.1
After 2 years but within 5 years	**6,085.0**	6,744.3
After 5 years	**3,731.8**	1,250.0
	13,665.3	12,914.4
	20,694.5	16,011.8

29 Guaranteed convertible notes

(i) On 9 February 2004, a subsidiary of the Group issued guaranteed convertible notes (the "Notes") with a face value of HK$5,750.0 million at an issue price equal to 100% of the face value of the Notes. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears on 9 August and 9 February of each year commencing 9 August 2004. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 82% of the principal amount plus any accrued interest on 9 February 2006, or at the option of the holder at 92% of the principal amount plus any accrued interest on 8 February 2005. The Notes are guaranteed by the Company.

(ii) The Notes are convertible after 9 March 2004 up to and including 10 January 2006 into fully paid ordinary shares with a par value of HK$2 each of the Company at an initial conversion price of HK$48.96 per share, which was subsequently changed to HK$48.4 per share on 7 December 2005.

(iii) During the year, the Notes with a face value of HK$188.7 million (2005: HK$5,561.3 million) were redeemed and no Notes were converted into any ordinary shares of the Company.

30 Assets and liabilities classified as held for sale

On 29 March 2006, the Group entered into a sale and purchase agreement with a minority shareholder, Fenghua Transportation Investment Co., Ltd (奉化市交通投資公司) to dispose of its entire interest in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a consideration of RMB70 million (approximately HK$67.65 million). The completion date is expected to be on or before 31 December 2006.

In addition, on 24 June 2005, the Group entered into a conditional agreement (as supplemented by a revised conditional agreement on 4 April 2006) to dispose of its interest in a subsidiary, Shanghai Henfield Properties Co., Ltd. ("Shanghai Henfield") to an independent third party at a consideration of RMB523.0 million. The completion date is expected to be 30 April 2007.

The net assets of Ningbo Subsidiaries and Shanghai Henfield were classified as a disposal group held for sale as at 30 June 2006 and stated at the lower of the carrying amount and fair value less costs to sell except for deferred tax assets and other financial assets, which would continue to be measured in accordance with the accounting policies as set out in note 2.

The major classes of assets and liabilities classified as held for sale as at 30 June 2006 are as follows:

	HK$ million
Assets	
Fixed assets	2.8
Toll highway operation rights	374.8
Deferred tax assets	33.1
Inventories	291.1
Debtors, prepayments and deposits	0.5
Cash and cash equivalents	0.5
Assets classified as held for sale	702.8
Liabilities	
Accrued expenses	1.3
Bank loans, secured	169.4
Deferred tax liabilities	0.8
Liabilities classified as held for sale	171.5
Net assets classified as held for sale	531.3

31 Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company										
	Share capital HK$ million	Share premium HK$ million	Property revaluation reserves HK$ million	Capital redemption reserve HK$ million	Exchange reserve HK$ million	Fair value reserve HK$ million	Other reserves HK$ million	Retained profits HK$ million	Total HK$ million	Minority interests HK$ million	Total equity HK$ million
At 1 July 2004											
As previously reported	3,629.2	11,157.4	919.5	20.2	(3.9)	—	1,453.3	40,336.1	57,511.8	13,075.8	70,587.6
Prior period adjustments arising from changes in accounting policies	—	—	(919.5)	—	(6.5)	—	—	(42.8)	(968.8)	(428.8)	(1,397.6)
As re-stated	3,629.2	11,157.4	—	20.2	(10.4)	—	1,453.3	40,293.3	56,543.0	12,647.0	69,190.0
Exchange difference on translation of accounts of foreign entities	—	—	—	—	(34.3)	—	—	—	(34.3)	(3.4)	(37.7)
Transfer to other reserves	—	—	—	—	—	—	1.4	(1.4)	—	—	—
Profit for the year (re-stated)	—	—	—	—	—	—	—	10,852.8	10,852.8	1,479.5	12,332.3
Dividends approved in respect of the previous year *(note 12(b))*	—	—	—	—	—	—	—	(998.0)	(998.0)	—	(998.0)
Dividends declared and paid in respect of the current year *(note 12(a))*	—	—	—	—	—	—	—	(725.8)	(725.8)	—	(725.8)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	—	(275.6)	(275.6)
Increase in shareholdings in subsidiaries	—	—	—	—	—	—	—	—	—	(44.2)	(44.2)
Advances from minority shareholders	—	—	—	—	—	—	—	—	—	225.8	225.8
At 30 June 2005 (as re-stated)	3,629.2	11,157.4	—	20.2	(44.7)	—	1,454.7	49,420.9	65,637.7	14,029.1	79,666.8
At 1 July 2005											
As previously reported	3,629.2	11,157.4	977.1	20.2	(3.9)	—	1,454.7	49,464.3	66,699.0	14,464.9	81,163.9
Prior period adjustments arising from changes in accounting policies	—	—	(977.1)	—	(40.8)	—	—	(43.4)	(1,061.3)	(435.8)	(1,497.1)
As re-stated, before opening balance adjustment	3,629.2	11,157.4	—	20.2	(44.7)	—	1,454.7	49,420.9	65,637.7	14,029.1	79,666.8
Opening balance adjustments arising from changes in accounting policies	—	—	—	—	—	0.9	(1,398.4)	1,520.5	123.0	31.5	154.5
As re-stated, after opening balance adjustments	3,629.2	11,157.4	—	20.2	(44.7)	0.9	56.3	50,941.4	65,760.7	14,060.6	79,821.3
Exchange difference on translation of accounts of foreign entities	—	—	—	—	275.0	—	—	—	275.0	29.3	304.3
Revaluation surpluses net of deferred tax	—	—	64.1	—	—	—	—	—	64.1	7.1	71.2
Changes in fair value of available-for-sale securities	—	—	—	—	—	130.2	—	—	130.2	16.7	146.9
Redemption of guaranteed convertible notes	—	—	—	—	—	—	(35.5)	35.5	—	—	—
Transfer to other reserves	—	—	—	—	—	—	2.2	(2.2)	—	—	—
Profit for the year	—	—	—	—	—	—	—	13,548.7	13,548.7	2,055.6	15,604.3
Dividends approved in respect of the previous year *(note 12(b))*	—	—	—	—	—	—	—	(1,088.8)	(1,088.8)	—	(1,088.8)
Dividends declared and paid in respect of the current year *(note 12(a))*	—	—	—	—	—	—	—	(725.8)	(725.8)	—	(725.8)
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	—	(310.1)	(310.1)
Privatisation of listed subsidiaries	—	—	—	—	—	—	—	—	—	(2,382.7)	(2,382.7)
Share placement of a listed subsidiary	—	—	—	—	—	—	—	—	—	2,272.0	2,272.0
Advances from minority shareholders	—	—	—	—	—	—	—	—	—	70.3	70.3
At 30 June 2006	3,629.2	11,157.4	64.1	20.2	230.3	131.1	23.0	62,708.8	77,964.1	15,818.8	93,782.9

31 Capital and reserves *(cont'd)*

(b) The Company

	Share capital HK$ million	Share premium HK$ million	Capital redemption reserve HK$ million	Retained profits HK$ million	Total equity HK$ million
At 1 July 2004	3,629.2	11,157.4	20.2	25,859.7	40,666.5
Profit for the year	—	—	—	865.0	865.0
Dividends approved in respect of the previous year *(note 12(b))*	—	—	—	(998.0)	(998.0)
Dividends declared and paid in respect of the current year *(note 12(a))*	—	—	—	(725.8)	(725.8)
At 30 June 2005	3,629.2	11,157.4	20.2	25,000.9	39,807.7
At 1 July 2005	**3,629.2**	**11,157.4**	**20.2**	**25,000.9**	**39,807.7**
Profit for the year	**—**	**—**	**—**	**702.9**	**702.9**
Dividends approved in respect of the previous year *(note 12(b))*	**—**	**—**	**—**	**(1,088.8)**	**(1,088.8)**
Dividends declared and paid in respect of the current year *(note 12(a))*	**—**	**—**	**—**	**(725.8)**	**(725.8)**
At 30 June 2006	**3,629.2**	**11,157.4**	**20.2**	**23,889.2**	**38,696.0**

(c) Share capital

	The Group and the Company			
	No. of shares		Nominal value	
	2006 million	2005 million	**2006 HK$ million**	2005 HK$ million
Authorised				
Ordinary shares of HK$2 each	**2,600.0**	2,600.0	**5,200.0**	5,200.0
Issued and fully paid				
Ordinary shares of HK$2 each	**1,814.6**	1,814.6	**3,629.2**	3,629.2

31 Capital and reserves *(cont'd)*

(d) Nature and purpose of reserves

(i) **Share premium and capital redemption reserve**

The application of share premium and the capital redemption reserve is governed by Section 48B and Section 49H respectively of the Hong Kong Companies Ordinance.

(ii) **Property revaluation reserves**

The balance of property revaluation reserves as at 30 June 2006 relates to other land and buildings. Where other land and buildings is reclassified to investment property, the cumulative increase in fair value of investment property at the date of reclassification is included in the property revaluation reserves, and will be transferred to retained profits upon the retirement or disposal of the relevant property.

(iii) **Exchange reserve**

The exchange reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(w).

(iv) **Fair value reserve**

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policy set out in note 2(f).

(v) **Other reserves**

Other reserves comprise the value of unexercised equity component of guaranteed convertible notes issued by a subsidiary of the Company recognised in accordance with the accounting policy set out in note 2(o) and statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

(vi) **Distributability of reserves**

At 30 June 2006, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$23,889.2 million (2005: HK$25,000.9 million). After the balance sheet date the directors proposed a final dividend of HK$0.65 per ordinary share (2005: HK$0.6 per share), amounting to HK$1,179.5 million (2005: HK$1,088.8 million). This dividend has not been recognised as a liability at the balance sheet date.

32 Financial instruments

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. The Group's financial management policies and practices are described below.

(a) Credit risk

The Group's credit risk is primarily attributable to bank deposits, instalments receivable, rental and other receivables. The Group maintain a defined credit policy and the exposures to these credit risks are monitored on an ongoing basis.

Cash is deposited with financial institutions with sound credit ratings that are located where the group companies are operated and the Group has exposure limit to any single financial institution. Given their high credit ratings, management does not expect any of these financial institutions will fail to meet their obligations.

For instalments receivable from sale of properties, collateral is usually obtained. Regular review and follow-up actions are carried out on overdue amounts to minimise exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

The Group has no concentrations of credit risk in view of its large number of customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets. Except for the financial guarantee given by the Group as disclosed in note 35, the Group does not provide any other guarantees which expose the Group to credit risk.

32 Financial instruments *(cont'd)*

(b) *Liquidity risk*

The treasury function of the Group is arranged centrally to cover expected cash demands. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(c) *Interest rate risk*

The Group is exposed to interest rate risk through the impact of rates changes on interest bearing borrowings. In respect of income-earning financial assets and interest bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

	2006		
	Fixed/ floating	**Effective interest rate**	**Within one year HK$ million**
Instalments receivable	**Floating**	**6%-11.75%**	**2,542.9**
Cash and cash equivalents	**Floating**	**0%-3.1%**	**1,423.3**
Cash and cash equivalents	**Fixed**	**1.62%-5.28%**	**6,215.6**
Bank loans and overdrafts	**Floating**	**3.92%-8%**	**(20,694.5)**
Amount due to a fellow subsidiary	**Floating**	**4.16%-6.63%**	**(1,858.9)**

	2005		
	Fixed/ floating	Effective interest rate	Within one year HK$ million
Instalments receivable	Floating	3.75%-9.75%	1,506.4
Cash and cash equivalents	Floating	0%-1.32%	312.2
Cash and cash equivalents	Fixed	1.29%-3.75%	4,023.3
Bank loans and overdrafts	Floating	1.94%-5.76%	(16,011.8)
Amount due to a fellow subsidiary	Floating	3.5%-3.69%	(1,321.1)

(d) *Foreign currency risk*

The Group owns assets and conducts its business primarily in Hong Kong with its cash flows substantially denominated in Hong Kong dollars. The Group reports its results in Hong Kong dollars. In the light of the Hong Kong dollars peg, the Group does not hedge United States dollars exposure, and it aims to preserve its value in Hong Kong dollar terms.

The Group's primary foreign currency exposures arise from its direct property development and investment in the PRC. Where appropriate and cost efficient, the Group seeks to finance these investments by Renminbi borrowings with reference to the future Renminbi funding requirements from the investment and related returns.

(e) *Sensitivity analysis*

In managing interest rate and foreign currency risks, the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

32 Financial instruments *(cont'd)*

(f) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 30 June 2006 and 2005 except as follows:

(i) **Amounts due from/to subsidiaries, associates and jointly controlled entities**
Certain amounts due from/to subsidiaries, associates and jointly controlled entities of the Group and the Company are unsecured, interest-free and have no fixed repayment terms. Given these terms it is not meaningful to quantify their fair values and they are stated at cost.

(ii) **Unlisted investments**
Certain investments of HK$103.8 million at 30 June 2006 (2005: HK$107.7 million) do not have a quoted market price in an active market and therefore their fair values cannot be reliably measured. They are recognised at cost less impairment losses at the balance sheet date.

(g) Estimation of fair values

The following summaries the major methods and assumptions used in estimating the fair values of financial instruments:

(i) **Securities**
Fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

(ii) **Interest bearing borrowings**
The fair value is estimated as the present value of future cash flows, discounted at current market interest rates for similar financial instruments.

33 Commitments

At 30 June 2006, the Group had commitments not provided for in these accounts as follows:

	The Group	
	2006	**2005**
	HK$ million	**HK$ million**
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**1,085.9**	638.1
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**1,655.4**	1,691.3
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**4,523.4**	4,859.5
	7,264.7	7,188.9

34 Significant leasing arrangements

At 30 June 2006, the Group is both a lessor and a lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows:

(a) Lessor

The Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 15.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Within 1 year	**1,485.7**	1,469.6
After 1 year but within 5 years	**806.9**	898.9
After 5 years	**12.3**	25.4
	2,304.9	2,393.9

(b) Lessee

(i) The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

During the current year, HK$49.5 million (2005: HK$46.2 million) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Within 1 year	**39.7**	37.6
After 1 year but within 5 years	**72.6**	75.0
After 5 years	**—**	13.7
	112.3	126.3

(ii) The Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three months to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$2.7 million (2005: HK$3.8 million) was recognised as an expense in the consolidated profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Within 1 year	**0.1**	0.7

35 Contingent liabilities

At 30 June 2006, contingent liabilities of the Group and of the Company were as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$ million	HK$ million	HK$ million	HK$ million
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	119.3	162.2	0.4	0.8
(b) Guarantees given by the Company to banks to secure banking facilities of subsidiaries	—	—	20,371.1	15,470.2
(c) Guarantees given by the Company to banks to secure banking facilities of an associate and a jointly controlled entity	1,915.7	2,241.0	1,915.7	2,241.0
(d) Guarantees given by the Company to holders of guaranteed convertible notes issued by a subsidiary	—	—	—	189.5
	2,035.0	2,403.2	22,287.2	17,901.5

(e) Pursuant to an indemnity deed dated 15 March 1996 signed between the Company and a subsidiary, the Company, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and Land Appreciation Tax ("LAT") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31 December 1995. As at 30 June 2006, the Company had contingent PRC Income Tax and LAT liabilities of HK$14.4 million (2005: HK$46.0 million) and HK$Nil (2005: HK$38.0 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties.

(f) At 30 June 2006, the Group had contingent liabilities in respect of performance bonds to guarantee for the due and proper performance of the subsidiaries' obligations amounting to HK$53.3 million (2005: HK$73.1 million).

36 Material related party transactions

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Other interest expense *(note (i))*	63.8	12.1

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Other interest income *(note (i))*	47.9	44.5
Building construction income *(note (ii))*	850.5	634.5
Management fee income *(note (iii))*	15.5	20.8
Professional fee income *(note (iii))*	2.0	38.0
Sales commission income *(note (iii))*	19.0	149.2
Rental expenses *(note (iii))*	34.7	30.7

36 Material related party transactions *(cont'd)*

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows:

	The Group	
	2006	2005
	HK$ million	HK$ million
Building management service income *(note (iii))*	**24.5**	23.0
Rental commission income *(note (iii))*	**13.4**	14.4
Sales commission income *(note (iii))*	**0.4**	2.7

In addition, the Group and one of its related companies entered into a rental agreement dated 30 March 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent free period from 1 April 2004 to 30 September 2004. The total rental income earned from the related company during the year is HK$1.5 million (2005: HK$0.6 million) and the outstanding balance as at 30 June 2006 is HK$2.2 million (2005: HK$0.6 million) *(note (iii))*.

Notes:

(i) Interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Interbank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30 June 2006 is shown in the balance sheet. The amounts due to/from associates and jointly controlled entities at 30 June 2006 are set out in notes 19, 20, 24 and 27 respectively.

(d) Transactions with companies controlled by a director of the Company

Mr Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30 June 2006, the advances made to these subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$612.6 million (2005: HK$472.1 million) and HK$537.4 million (2005: HK$537.1 million) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr Lee under such arrangements during the years ended 30 June 2005 and 2006.

(e) Key management personnel

Remuneration for key management personnel is disclosed in note 9.

37 Non-adjusting post balance sheet events

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 12.

38 Comparative figures

Certain comparative figures have been adjusted or reclassified as a result of the changes in accounting policies. Further details are disclosed in note 3. In addition, certain comparative figures have been reclassified to conform with the current year's presentation.

39 Parent and ultimate holding company

At 30 June 2006, the directors consider that the parent and ultimate holding company of the Group to be Henderson Development Limited, which is incorporated in Hong Kong. Henderson Development Limited does not produce accounts available for public use.

40 Accounting estimates and judgements

The key sources of estimation uncertainty and critical accounting judgements in applying the Group's accounting policies are described below.

(i) Valuation of investment properties

As described in note 15, investment properties are stated at fair value based on the valuation performed by an independent firm of professional valuers after taking into consideration the net rental income allowing for reversionary income potential.

In determining the fair value, the valuers have based on a method of valuation which involves certain estimates including current market rents for similar properties in the same location and condition, appropriate discount rates and expected future market rents. In relying on the valuation report, the management has exercised their judgement and are satisfied that the method of valuation is reflective of the current market condition.

(ii) Assessment of impairment of non-current assets

Management assesses the recoverable amount of each asset based on its value in use or on its net selling price by reference to the comparable market transactions. Estimating the value in use of an asset involves estimating the future cash flows to be derived from continuing use of the asset and from its ultimate disposal and applying the appropriate discount rate to these future cash flows.

(iii) Write-down of value of inventories for property development

Management determines the net realisable value of completed properties for sale by using prevailing market data such as most recent sale transactions and market survey reports available from independent property valuers, and internal estimates of costs based on quotes by suppliers.

Management's assessment of net realisable value of leasehold land held for future development and properties held for/under development for sale requires the application of a risk-adjusted discount rate to estimate future discounted cash flows to be derived from these properties. These estimates requires judgement as to the anticipated sale prices by reference to recent sales transactions in nearby locations, rate of new property sales, marketing costs (including price discounts required to stimulate sales) and the expected costs to completion of properties, the legal and regulatory framework and general market conditions.

(iv) Recognition of deferred tax assets

At 30 June 2006, the Group has recognised a deferred tax asset in relation to the unused tax losses as set out in note 8(c). The realisability of the deferred tax asset mainly depends on whether it is probable that future taxable profits or taxable temporary differences will be available against which the asset can be utilised. In cases where the actual future taxable profits or taxable temporary differences generated are less than expected, a reversal of deferred tax asset may arise, which will be recognised in profit or loss for the period in which such a reversal takes place.

41 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended 30 June 2006

Up to the date of issue of these accounts, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended 30 June 2006 and which have not been adopted in these accounts.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial positions:

		Effective for accounting periods beginning on or after
HK (IFRIC) 4	Determining whether an arrangement contains a lease	1 January 2006
HKFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1 January 2007
Amendment to HKAS 21	The effects of changes in foreign exchange rate – Net investment in a foreign operation	1 January 2006
Amendments to HKAS 39	Financial instruments:	
	Recognition and measurement	
	— Cash flow hedge accounting of forecast intragroup transactions	1 January 2006
	— The fair value option	1 January 2006
	— Financial guarantee contracts	1 January 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:		
— HKAS 1	Presentation of financial statements	1 January 2006
— HKAS 27	Consolidated and separate financial statements	1 January 2006
— HKFRS 3	Business Combinations	1 January 2006

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and would be first applicable to the Group's accounts for the period beginning 1 July 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial positions.

Principal Subsidiaries

at 30 June 2006

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:

	Note	Particulars of issued shares Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	Subsidiaries
(a) Property development					
(i) Incorporated and operates in Hong Kong					
Avion Investment Limited		3,000,000	1	100	—
Bauer Investment Limited		500	100	100	—
Billion Nice Development Limited		2	1	—	100
Billion Talent Development Limited		2	1	—	100
Bothluck Development Limited		10,000	1	100	—
Bottcher Investment Limited		20,000	100	—	100
Bright Trade Development Limited	*I*	1,000	1	—	100
Camleigh Investment Limited	*I*				
A Shares		100,000	10	100	—
B Shares		2	10	—	—
Preference shares		40,000	100	100	—
Campbellton Development Limited		2	1	—	100
Camus Investment Limited	*I*	1,000	100	100	—
Capital Leader Development Limited	*I*	2	1	—	100
Century Hero Development Limited	*I*	1	1	—	100
Cheerbest Development Limited		2	1	—	100
Citigood Development Limited	*I*	2	1	—	100
Cititeam Development Limited		2	1	—	100
Crown Truth Limited		100	1	—	80
Daren International Limited	*I*	2	1	—	100
Dashtrend Investment Limited		2	1	—	100
Dili Investment Limited	*I*	500	100	100	—
Dragon Pacific Development Limited	*I*	10	1	—	70
Dupple Investment Limited		30,000	100	100	—
Easy Ring Limited		2	1	—	100
Easewin Development Limited		2	1	—	100
Egeria Investment Limited	*I*	100,000	100	100	—
Evercot Enterprise Company, Limited	*I*				
A Shares		500	100	100	—
B Shares		2	100	—	—
Fairich Development Limited		2	1	—	100
Fleetman Investment Limited		1,000	1	—	70
Ford World Development Limited		2	1	—	100
Fordmax Development Limited	*I*	2	1	100	—
Fortune Base Development Limited		10,000	1	100	—
Fortune Jet Development Limited		1,000	1	—	100
Forture Year Development Limited		2	1	—	100
Full Gain Investment Limited		2	1	—	100
Gain Base Development Limited		1,000	1	—	75
Gain Glory Development Limited	*I*	10,000	1	—	100
Gain Million Development Limited	*I*	2	1	—	100
Gallund Investment Limited		20,000	100	—	100
Gentfair Development Limited		10,000	1	100	—
Gentworld Development Limited		1,000	1	—	100
Gesund Investment Company Limited		2	100	—	100

	Note	Particulars of issued shares Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	Subsidiaries
(a) Property development *(cont'd)*					
(i) Incorporated and operates in Hong Kong *(cont'd)*					
Glory Hero Development Limited		3,000,000	1	—	100
Glory United Development Limited		1	1	—	100
Good Extend Development Limited	*I*	2	1	—	100
Goodmake Enterprises Limited		10,000	1	—	100
Grand Max Development Limited		10,000	1	100	—
Grand Talent Development Limited	*I*	2	1	100	—
Great Chase Development Limited		2	1	—	100
Harvest Rise Development Limited	*I*	2	1	—	100
Heyield Estate Limited	*I*	100	1	—	80
Hintmax Development Limited	*I*	2	1	—	100
Join Fortune Development Limited	*I*				
A Shares		100	1	100	—
B Shares		2	1	—	—
Jonesworld Investment Limited		2	1	—	100
Juliyam Limited		2	1	—	100
Keendic Industrial Limited		2	1	—	100
Kinsan Development Limited		1,000	1	—	100
Kleener Investment Limited	*I*	2	1	100	—
Kowatex Investment Limited	*I*	10,000	1	—	100
Kwong Kay Investment Company Limited	*I*				
Ordinary shares		2	1	100	—
Non-voting deferred shares		10,000	100	100	—
Land Profit Development Limited		1,000	1	—	100
Landrise Development Limited		2	1	—	100
Liketon Investments Limited		100	1	—	100
Long Gain Development Limited	*I*	1,000	1	—	100
Long Honest Development Limited		1,000	1	—	100
Lucky Gold Development Limited		2	1	—	100
Lucky Million Development Limited	*I*	2	1	—	100
Luxmark Investment Limited		1,000	1	—	100
Main Choice Development Limited		1,000	1	—	100
Main Plan Development Limited		2	1	—	100
Man Woo Development Company, Limited	*I*	30,000	100	100	—
Max Choice Development Limited		2	1	—	100
Mightymount Investment Limited		10,000	1	100	—
Millap Limited	*I*	2	1	100	—
Million Land Development Limited		2	1	—	100
Ming Dragon Limited		1,000	1	—	51.75
Nasmyth Investment Limited		2	1	100	—
Nation Million Development Limited	*I*	2	1	—	100
New Cheer Development Limited	*I*	1,000	1	—	100
New Market Development Limited		2	1	—	100
Ohtori Investment Limited	*I*	2	1	100	—
Onfine Development Limited	*I*	2	1	—	100
Pettystar Investment Limited		4,050	1	75	—
Pioneer Land Development Limited	*I*	1,000	1	—	100
Pittcorn Investment Limited	*I*	10,000	1	100	—

	Note	Particulars of issued shares Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	Subsidiaries
(a) Property development *(cont'd)*					
***(i) Incorporated and operates in Hong Kong** (cont'd)*					
Profit Max Development Limited		2	1	—	100
Profit System Development Limited	*I*	2	1	—	100
Profit Top Development Limited		1,000	1	—	100
Quanley Investment Limited	*I*	10,000	100	100	—
Racine Investment Limited		4	100	—	75
Rich Chase Development Limited	*I*	2	1	—	100
Rich Silver Development Limited		2	1	—	100
Rightlane Investment Limited		2	1	100	—
Rise Top Development Limited		2	1	—	100
Saxophon Limited		3,000,000	1	—	100
Scanbright Investment Limited		1,000	1	—	100
Sereal Investment Limited		10,000	1	100	—
Shung King Development Company Limited	*I*				
A Shares		2	1	100	—
B Shares		2	1	—	—
Non-voting deferred shares		20,000	100	100	—
Smart Bright Development Limited	*I*	100	1	—	100
Smart Fortune Development Limited		10,000	1	—	100
Smart Gain Development Limited	*I*	2	1	—	100
Smart Success Enterprises Limited		10,000	1	—	100
Spreadfaith Investment Limited		10,000	1	100	—
Star Flight Company Limited		2	1	—	100
Success Path Development Limited	*I*	2	1	—	100
Super Asset Development Limited	*I*	2	1	—	100
System Link Development Limited	*I*	2	1	—	100
Team Glory Development Limited	*I*	10	1	—	80
Time Richie Investment Limited		2	1	—	100
Timetron Development Limited	*I*	2	1	—	100
Topline Development Limited		10,000	1	100	—
Top Castle Properties Limited		100	1	—	100
Top Mighty Development Limited	*I*	3,000,000	1	—	100
Uhray Investment Limited	*I*	1,000	100	100	—
Victory Faith Investment Limited		4	1	—	100
Victory Well Development Limited		2	1	—	100
Vignette Investment Limited		2	1	—	100
Wealth Team Development Limited	*I*	1,000	1	—	90.10
Widetrend Development Limited		10,000	1	100	—
Win Target Development Limited		100	1	—	60
World City Culture Park Limited		10,000,000	1	—	100

	Note	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries	% of profit sharing by subsidiaries
(a) Property development *(cont'd)*					
(ii) Established and operates in the PRC					
Beijing Gaoyi Property Development Co., Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	US$12,000,000	—	100	100
Beijing Henderson Properties Co., Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	RMB655,000,000	—	100	100
Boham Estate (Shenzhen) Co., Ltd. *(Wholly Foreign-Owned Enterprise)*	*I*	US$9,560,000	—	100	100
Dongguan Heng Jun Plaza Development Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	HK$15,429,190	—	100	70
Fangcun Henderson Property Development Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I & IV*	RMB211,650,140	—	100	100
Guangdong Jiaxing Real Estate Co., Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I & IV*	US$59,230,000	—	100	100
Guangzhou Guang An Property Development Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I & IV*	US$20,000,000	—	100	90
Guangzhou Guang Hung Property Development Limited *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	US$17,000,000	—	100	100
Guangzhou Guang Nam Property Development Limited *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I & IV*	US$23,300,000	—	100	96.40
Guangzhou Hengguo Real Estate Development Co., Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	HK$353,340,000	—	100	80
Guangzhou Jian Heng Property Development Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I & IV*	US$17,000,000	—	100	100
Guangzhou Jiejun Real Estate Development Co., Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	HK$310,000,000	—	100	100
Guangzhou Jietong Real Estate Development Co., Ltd. *(Sino-Foreign Co-operative Joint Venture Enterprise)*	*I*	HK$184,000,000	—	95	95
Henderson Sagaa (Hunan) Properties Limited *(Wholly Foreign-Owned Enterprise)*	*I & IV*	US$10,000,000	—	100	100
Jetgood Development Real Estate (Shanghai) Co., Ltd. *(Wholly Foreign-Owned Enterprise)*	*I*	US$12,000,000	—	100	100
Jonescorp Estate (Shenzhen) Ltd. *(Wholly Foreign-Owned Enterprise)*	*I*	US$4,360,000	—	100	100
Perfect Top Development Real Estate (Shanghai) Co., Ltd. *(Wholly Foreign-Owned Enterprise)*	*I*	US$12,000,000	—	100	100
Shanghai Henfield Properties Co., Ltd. *(Sino-Foreign Equity Joint Venture Enterprise)*	*I & III*	US$27,000,000	—	100	100
Shanghai Heng Cheng Real Estate Development Co., Ltd. *(Sino-Foreign Equity Joint Venture Enterprise)*	*I*	US$33,340,000	—	85	85
Xuzhou Henderson Real Estate Development Co., Ltd. *(Wholly Foreign-Owned Enterprise)*	*I*	US$20,000,000	—	100	100

	Note	Particulars of issued shares Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	Subsidiaries
(b) Property investment					
Incorporated and operates in Hong Kong					
Bestguard Investment Limited	I	2	1	—	100
Bloomark Investment Limited	I	2	1	—	100
Bour Investment Limited	I				
Ordinary shares		2	100	—	100
Non-voting deferred shares		1,000	100	—	100
Brilliant Wealth Investment Limited	I	1,000	1	—	100
Century Nice Development Limited		2	1	—	100
Choiform Limited	I				
Ordinary shares		10,000	1	72.80	—
Non-voting deferred shares		10,000	1	72.80	—
Citiluck Development Limited	I	1,000	1	—	100
Conradion Limited		3,000,000	1	—	100
Daily Crown Development Limited		2	1	—	100
Davenport Investment Limited	I	2	1	100	—
Dekker Investment Limited					
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	1	—	100
Deland Investment Limited	I	2	100	100	—
Dillinger Investment Limited	I				
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	1	—	100
Ease Success Development Limited	I	2	1	100	—
Easefine Development Limited		2	1	—	100
Easeluck Development Limited		2	1	—	100
Faith Limited		2	1	—	100
Fineway Development Limited	I	2	1	—	100
First View Investment Limited	I	1	1	—	100
Fordwise Development Limited		1,000	1	—	100
Fortic Limited	I	2	1	—	100
Gain Global Development Limited	I	1,000	1	—	100
Gain Super Development Limited		2	1	—	100
Genato Investment Limited		2	1	—	100
Glory Good Development Limited		1,000	1	—	100
Golden Dragon Development Company, Limited		12,200	100	—	100
Harzone Limited		1,000	1	100	—
Hung Shun Investment Company Limited		20,000	100	—	100
Isherwood Investment Limited		2	1	—	100
Jekyll Investment Limited		2	1	—	100
Landrich Development Limited	I	1,000	1	—	100
Lucky Crystal Development Limited		2	1	100	—
Million Globe Limited	I	2	1	—	100
Mingsway Limited	I	2	1	—	100
Quentin Investment Limited		10,000	1	—	100
Strong Bright Technology Limited		10,000	1	—	100
Sunmark Limited	I	2	1	—	100

	Note	Particulars of issued shares Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	Subsidiaries
(b) Property investment *(cont'd)*					
Incorporated and operates in Hong Kong (cont'd)					
Tech Fortune Development Limited		1,000	1	—	100
Union Fortune Development Limited		10,000	1	—	100
Vansittart Investment Limited		2	1	—	100
Victory City Enterprises Limited	I	2	1	—	100
Wichita Investment Limited	I	1,000	1	—	100
Winjoy Development Limited	I	2	1	100	—
Winner Top Development Limited		2	1	100	—
(c) Finance					
Incorporated and operates in Hong Kong unless otherwise stated					
China Property Finance Limited	I	2	1	—	100
Glory Jade Development Limited		1,000	1	—	100
Hardon International Finance Limited		10	1	—	60
Hency Finance Limited	I	2	1	—	100
Henderson Cyber Finance Limited	I	2	1	—	100
Henderson (China) Finance Limited	I	10,000	1	—	100
Henderson International Finance Limited		250,000	100	100	—
Henderson Investment Credit Limited		2	1	—	100
Henderson Investment Finance Limited		1,000	100	—	100
Henderson Investment Credit (2004) Limited		2	1	—	100
Henderson Land Credit (2001) Limited		2	1	100	—
Henderson Land Credit (2004) Limited		2	1	100	—
Henderson Land Credit (2006) Limited		1	1	100	—
Henderson Property Finance Limited		2	1	100	—
Henderson Real Estate Finance Limited	I	2	1	100	—
Henson International Finance Limited *(incorporated and operates in the Cayman Islands)*	I	1	US$1	100	—
Hiram Assets Limited *(incorporated and operates in the British Virgin Islands)*	I	1	US$1	—	100
Post East Finance Company Limited		2	1	100	—
Reneco International Limited		2	1	—	100
West Chelsea Holdings Co. Limited *(incorporated and operates in the British Virgin Islands)*		2	US$1	100	—
West Chelsea Holdings Co. Limited *(incorporated and operates in the British Virgin Islands)* Preference shares		126,677,935	US$1	100	—

Principal Subsidiaries

at 30 June 2006

	Note	Particulars of issued shares: Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	% of shares held by Subsidiaries
(d) Construction					
Incorporated and operates in Hong Kong					
E Man Construction Company Limited		350,000	100	100	—
Heng Lai Construction Company Limited		2	1	100	—
Heng Shung Construction Company Limited		2	1	100	—
Heng Tat Construction Company Limited		2	100	100	—
(e) Property management					
(i) Incorporated and operates in Hong Kong					
Beverly Hill (Estate Management) Limited		2	1	—	100
Fanling Centre (Management) Limited		2	1	—	100
Flora Plaza Management Limited		10	1	—	60
Goodwill Investment Property Management Limited		2	1	—	100
Goodwill Management Limited		2	1	—	100
Hang On Estate Management Limited		2	1	—	100
Hang Yick Properties Management Limited		100,000	100	100	—
Metro City Management Limited		2	1	—	100
Metro Harbourview Management Limited		2	1	—	100
Sheung Shui Centre Management Limited		2	1	—	100
Sunshine City Property Management Limited		2	1	—	100
Well Born Real Estate Management Limited		2	1	100	—
(ii) Incorporated in Hong Kong and operates in the PRC					
Hansen (China) Property Management Company Limited	I	2	1	—	100

(iii) Established and operates in the PRC

	Note	Issued/contributed registered capital	% of equity interest held by The Company	% of equity interest held by Subsidiaries	% of profit sharing by subsidiaries
Beijing Henghua Property Management Co., Ltd. *(Sino-Foreign Equity Joint Venture Enterprise)*	I	US$700,000	—	75	75
Guangdong Hengbao Property Management Co., Ltd. *(Wholly Foreign-Owned Enterprise)*	I & IV	RMB1,000,000	—	100	100

	Note	Particulars of issued shares: Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	% of shares held by Subsidiaries

(f) Investment holding

(i) Incorporated and operates in Hong Kong

	Note	Number of ordinary shares (unless otherwise stated)	Par value HK$	The Company	Subsidiaries
Ace Winner Development Limited		2	1	—	100
Capital Gold Development Limited		2	1	—	100
China Investment Group Limited		300,000	1,000	—	64.06
Citiright Development Limited		2	1	100	—
Disralei Investment Limited					
Ordinary shares		2	1	—	100
Non-voting deferred shares		1,000	1	—	100
Goodmark Development Limited		2	1	—	100
Graf Investment Limited					
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	100	—	100
Henderson (China) Investment Company Limited	*I*				
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	1	—	100
Henderson China Limited	*I*	3,000,000,000	1	—	100
Henderson China Properties Limited	*I*	3,000,000,000	1	—	100
Henderson Investment Limited		3,047,327,395	0.20	—	67.94
Henderson Sun Investment Company Limited	*I*	10,000,000	1	—	70
Lanco Limited	*I*	1	1	—	100
Linden Development Limited		10,000	1	85	—
Macrostar Investment Limited		2	1	—	100
Main Eagle Limited	*I*	2	1	—	100
Medley Investment Limited					
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	100	—	100
Mount Sherpa Limited					
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	10	—	100
Nation Team Development Limited		2	1	—	80
Paillard Investment Limited					
Ordinary shares		2	1	—	100
Non-voting deferred shares		2	100	—	100
Shiu Kien Development Company Limited					
Ordinary shares		1,500	1	—	100
Non-voting deferred shares		150,000	100	—	100
Win East Limited	*I*	1	1	—	100
Winner Glory Development Limited		2	1	—	100
Wiselin Investment Limited		2	1	—	100

	Note	Particulars of issued shares Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	Subsidiaries
(f) Investment holding *(cont'd)*					
(ii) Incorporated and operates in the British Virgin Islands					
Citimax Investment Limited	*I*	1	US$1	—	100
Felix Technology Limited		1	US$1	—	100
Higgins Holdings Limited		1	US$1	—	100
Kingsview International Limited		1	US$1	—	100
Konet Investment Limited	*I*	2	US$1	—	100
Multiglade Holdings Limited		1	US$1	—	100
Newspeed Technology Limited		1	US$1	—	100
Podar Limited		1	US$1	—	100
Rejoice Investments Limited		1	US$1	—	100
Spaceworld Limited	*I*	2	US$1	—	100
St. Helena Holdings Co. Limited		3	US$1	—	100
Superweb Limited	*I*	1	US$1	—	100
Threadwell Limited		1	US$1	—	100
Topgoal Limited		1	US$1	—	100
(iii) Incorporated in the British Virgin Islands and operates in Hong Kong					
Hinlon Limited		1	US$1	—	100
Jetsome Limited		1	US$1	—	100
Midlink Limited		1	US$1	—	100
(iv) Incorporated in the Cayman Islands and operates in Hong Kong					
Henderson Cyber Limited	*I*	4,235,913,616	0.1	—	78.69
(v) Incorporated in Singapore and operates in the PRC					
Sin Cheng Holdings Pte Ltd	*I*	1,200,000	S$1	—	66
(vi) Incorporated in Bermuda and operates in the PRC					
Henderson China Holdings Limited	*I*	325,133,977	1	—	100
(vii) Incorporated in Hong Kong and operates in the PRC					
Hang Seng Quarry Company Limited	*I*	10,000	1	64	—
Henderson Sagaa Properties Limited	*I*	100	1	—	80
Henfield Properties Limited	*I*	10,000	1	—	60
Ranki Development Limited	*I*	2	1	—	100
Shellson International Limited	*I*	100	1	—	75
(g) Department store operation					
Citistore Limited		2	1	—	100

Principal Subsidiaries

at 30 June 2006

	Note	Particulars of issued shares: Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by: The Company	% of shares held by: Subsidiaries
(h) Hotel and service apartment management and operation					
Hector Investment Limited	*1*	1,000	100	100	—
Henderson Hotel Management Limited		2	1	—	100
Newton Hotel Hong Kong Limited		2	1	—	100
Newton Hotel Kowloon Limited		2	1	—	100
Newton Inn (North Point) Limited		2	1	100	—
(i) Professional service and others					
Henderson Club Limited	*1*	2	1	100	—
Megastrength Henderson Security Services Limited (formerly known as Solar Fair Limited)		2	1	—	100
Megastrength Security Services Company Limited					
Ordinary shares		10,000	1	—	100
Preference shares		400	1	—	25
(j) Management and agency services					
Henderson (China) Real Estate Agency Limited	*1*	2	1	—	100
Henderson Property Agency Limited		200,000	1	—	100
Henderson Real Estate Agency Limited	*1*	2	100	100	—

Principal Subsidiaries

at 30 June 2006

	Note	Particulars of issued shares: Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	% of shares held by Subsidiaries
(k) Infrastructure					
(i) Incorporated and operates in Hong Kong					
Benson Industries Limited	*I*	2	1	—	100

(ii) Established and operates in the PRC

	Note	Issued/contributed registered capital	% of equity interest held by The Company	% of equity interest held by Subsidiaries	% of profit sharing by subsidiaries
Sino-Foreign Equity Joint Venture Enterprise					
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited		RMB200,000,000	—	55.69	60
Sino-Foreign Co-operative Joint Venture Enterprise					
Maanshan Huan Tong Highway Development Limited	*II*	RMB99,450,000	—	49	1st five years, 80 2nd five years, 60 remaining years, 70
Ningbo Rayter Highway Development Company Limited	*II & III*	RMB96,000,000	—	39	1st five years, 80 2nd five years, 50 remaining years, 65
Ningbo Wise Link Highway Development Company Limited	*II & III*	RMB56,000,000	—	39	1st five years, 80 2nd five years, 50 remaining years, 65
Ningbo Nickwell Highway Development Company Limited	*II & III*	RMB88,000,000	—	39	1st five years, 80 2nd five years, 50 remaining years, 65
Tianjin Wanqiao Project Development Company Limited	*II*	RMB20,000,000	—	70	70
Tianjin Jinning Roads Bridges Construction Development Company Limited	*II*	RMB23,680,000	—	70	1st five years, 80 2nd five years, 60 remaining years, 70

	Note	Particulars of issued shares: Number of ordinary shares (unless otherwise stated)	Par value HK$	% of shares held by The Company	% of shares held by Subsidiaries
(l) Information technology					
Jensome Technology Limited	*I*	2	1	—	100
Future Home Limited	*I*	2	1	—	100
Henderson Data Centre Limited	*I*	2	1	—	100
iCare.com Limited	*I*	2	1	—	100

Notes:

I *Companies audited by KPMG*

II *The Group can exercise control over these subsidiaries.*

III *These subsidiaries are included in note 30 on the accounts under "Assets and liabilities classified as held for sale".*

IV *The Company name in English is a direct translation of its registered name in Chinese.*

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Associates

at 30 June 2006

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:

	% of equity interest held by		
	The Company	**Subsidiaries**	**Principal activities**
Listed			
The Hong Kong and China Gas Company Limited	—	38.46	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	—	31.33	Property development and investment
Miramar Hotel and Investment Company, Limited	—	44.21	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited *(incorporated and operates in the British Virgin Islands)*	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. *(established and operates in the PRC)*	—	49	Property development
Shinning Worldwide Limited *(incorporated and operates in the British Virgin Islands)*	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding
2OK Company Limited	—	50	Finance

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Principal Jointly Controlled Entities

at 30 June 2006

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:

	% of equity interest held by		
	The Company	**Subsidiaries**	**Principal activities**
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre *(established and operates in the PRC)*	—	50	Retailing
Billion Ventures Limited *(incorporated and operates in the British Virgin Islands)*	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited *(incorporated and operates in the British Virgin Islands)*	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Karnold Way Limited	—	24.59	Finance
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited *(incorporated and operates in the British Virgin Islands)*	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Urban-WellBorn Property Management Limited	—	50	Property management
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Corporate Information

Board of Directors

Executive Directors

Dr. Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors

The Hon. Lo Tak Shing *(Vice Chairman)*
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Vincent Liang
(Alternate Director to The Hon. Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Dr. Lee Shau Kee
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Company Secretary

Timon Liu Cheung Yuen

Corporate Information

Registered Office

72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong
Telephone : (852) 2908 8888
Facsimile : (852) 2908 8838
Internet : http://www.hld.com
E-Mail : henderson@hld.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Share Listing

Primary listing:
The Stock Exchange of Hong Kong Limited (Stock Code: 0012)

Secondary listing:
The Tokyo Stock Exchange (Stock Code: 8990)

Shares are also traded in the United States through an American Depositary Receipt Level 1 Programme
(Ticker Symbol: HLDCY
CUSIP Reference Number: 425166303)

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

KPMG

Solicitors

Lo & Lo
Woo, Kwan, Lee & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

Corporate Information

Group Executives

Lee Shau Kee
DBA (Hon), DSSc (Hon), LLD (Hon)
General Manager

Lee Ka Kit
Deputy General Manager

Colin Lam Ko Yin
BSc, ACIB, MBIM, FCILT
Deputy General Manager

Lee Ka Shing
Deputy General Manager

John Yip Ying Chee
LLB, FCIS
Assistant General Manager

Alexander Au Siu Kee
OBE, ACA, FCCA, FCPA, FCIB, FHKIB
Chief Financial Officer

Departmental Executives

Group Business Development Department

John Yip Ying Chee
LLB, FCIS
General Manager

Project Management (1) Department

Lau Chi Keung
MH, JP, FRICS, FHKIS, ACIArb,
Authorised Person
General Manager

David Francis Dumigan
BSc, C Eng, MICE, MHKIE
Deputy General Manager

Project Management (2) Department

Victor Kwok Man Cheung
BA (AS), B Arch (Dist), MSc (Con P Mgt),
EMBA, FHKIA, MAPM, RIBA,
Authorised Person (Architect), Registered Architect (HK)
PRC Class 1 Registered Architect Qualification
General Manager

Property Development Department

Augustine Wong Ho Ming
MSc, FHKIS, MRICS, MCIArb, RPS (GP)
General Manager

Shuki Leung Shu Ki
BA (Hons), MHKIP, MRTPI,
MCIP, RPP (HK), MCILT, MCIArb, AHKIArb
Deputy General Manager

Corporate Information

Property Planning Department
Leung Kam Leung
MSc, PGDMS, FHKIS, FRICS, RPS (GP)
General Manager

Construction Department
Billy Wong Wing Hoo
JP, BSc, FHKIE, FIHT, FHKIHT, RPE
General Manager

Engineering Department
Stephen Cheng Yuk Lun
BSc (Eng), C Eng, MICE, MIStructE, MHKIE,
RPE, AP, RSE, RGE, 1RSE-PRC
General Manager

Building Quality Planning Department
Eddy Lam Sik Kong
General Manager

Sales Department
Tony Tse Wai Chuen
FRICS, FHKIS, RPS (GP), CIREA
General Manager

Portfolio Leasing Department
Margaret Lee Pui Man
BHum (Hons)
General Manager

Patrick Sit Pak Wing
ACIS, FHIREA
Deputy General Manager

Property Management Department
Suen Kwok Lam
MH, FHIREA
Property Management Executive Director

Special Projects Department
Li Ning
BSc, MBA
Executive Director and General Manager

Customer Services Department
Ng Ngok Kwan
General Manager

General Manager's Department
Karsky Ngai Tung Hai
FRICS, MHKIS, AACI
Manager

Corporate Information

Finance Department
Eddie Lau Yum Chuen
Executive Director

Lee King Yue
Executive Director

Patrick Kwok Ping Ho
BSc, MSc, Post-Graduate Diploma in Surveying, ACIB
Executive Director

Cashier Department
Fung Lee Woon King
Treasurer

Personnel Department
Colin Lam Ko Yin
BSc, ACIB, MBIM, FCILT
General Manager

Frankie Wong Ying Kin
MSc, MBA, BBA, DMS, MIHRM
Personnel Manager

Company Secretarial Department
Timon Liu Cheung Yuen
BEc, FCPA, CA (Aust), FCS, FCIS
General Manager

Accounts Department
Max Chao Lung Yu
FCCA, CPA
Accounting Manager

Audit Department
Thomas Choi Kam Fai
B Comm, CMA
General Manager

EDP Department
Au Tit Ying
BSc, Grad Dip Com (IS)
General Manager

Corporate Communications Department
Bonnie Ngan Suet Fong
BBA
General Manager

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Tuesday, 12 December 2006 at 11:45 a.m. to transact the following business:

1. To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30 June 2006.

2. To declare a Final Dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 25 October 2006

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Thursday, 7 December 2006 to Tuesday, 12 December 2006, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Wednesday, 6 December 2006.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2006 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

This Annual Report is Printed on Environmentally Friendly and Chlorine-free Paper



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED